As filed with the Securities and Exchange Commission on June 21, 2010





                                             SECURITIES ACT FILE NO.  333-154909
                                      INVESTMENT COMPANY ACT FILE NO.  811-21778


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM N-2
                        (CHECK APPROPRIATE BOX OR BOXES)
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         X
                           [ ] PRE-EFFECTIVE AMENDMENT
                       [X] POST-EFFECTIVE AMENDMENT NO. 3

                         REGISTRATION STATEMENT UNDER THE                    X
                         INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 12
                          ---------------------------

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
                           --------------------------

                       ROBECO INVESTMENT MANAGEMENT, INC.
                                909 THIRD AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                           --------------------------

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 908-9660

                               TIMOTHY J. STEWART
                       ROBECO INVESTMENT MANAGEMENT, INC.
                                909 THIRD AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 908-9660
                           --------------------------

                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                   COPIES TO:
                             GEORGE M. SILFEN, ESQ.
                            SCHULTE ROTH & ZABEL, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
                           THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective:
[X] when declared effective pursuant to Section 8(c)

If appropriate, check the following box:
[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                  PROPOSED
                                                   MAXIMUM            AMOUNT OF
     TITLE OF SECURITIES      AMOUNT BEING        AGGREGATE         REGISTRATION
       BEING REGISTERED        REGISTERED      OFFERING AMOUNT           FEE


Common Shares of
  Beneficiary
  Interests                  $200,000,000*     $200,000,000         $7,860.00**
* Previously registered.
** Previously paid.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.

U.S. INVESTORS
PROSPECTUS


                             DATED [_________], 2010
                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
                                 ---------------
                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                                 ---------------

     Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The Fund's investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. In pursuing its investment objective, the Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C., which, in turn, invests its assets primarily in hedge funds, joint ventures, investment companies and other similar investment vehicles that are managed by a select group of portfolio managers that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.

     THE UNITS OF LIMITED LIABILITY COMPANY INTERESTS IN THE FUND ("UNITS") ARE NOT DEPOSITS IN, OBLIGATIONS OF, OR GUARANTEED BY ROBECO INVESTMENT MANAGEMENT, INC. OR ROBECO GROEP, N.V. OR ANY OF THEIR AFFILIATES OR BY ANY BANK AND ARE NOT GOVERNMENT GUARANTEED OR INSURED. THE INVESTMENT PROGRAM OF THE FUND IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. SEE "INVESTMENT PRACTICES AND RELATED RISK FACTORS."

                                 TOTAL OFFERING
         Amount(1)                                         $200,000,000
         Sales Load(2)                                       $5,000,000
         Proceeds to the Fund(3)                           $200,000,000

---------------
1 Generally, the minimum initial investment in Units by an investor is $50,000 and subsequent investments must be at least $25,000. These minimums may be reduced for certain investors.
2 Assumes a maximum sales load of 2.5%. The specific amount of the sales load paid with respect to an investor is generally dependent on the size of the investment in the Fund, but will not exceed 2.5% of an investor's investment amount. Subject to that limit, however, the applicable schedule of sales loads may vary among Selling Agents. SEE "Purchases of Units--Distribution and Member Services" for a further discussion of the sales load, as well as a discussion of compensation that may be received by Robeco Securities and Selling Agents in connection with this offering.
3 These estimated proceeds assume the sale of all Units registered under this offering.

     Robeco Securities, L.L.C. ("Robeco Securities"), a subsidiary of Robeco Investment Management, Inc., the Fund's investment adviser, serves as the distributor of the Units and serves in that capacity on a reasonable best efforts basis, subject to various conditions. There is no termination date for the offering of Units, as the Fund expects to conduct a continuous offering. Monies received from prospective investors in advance of dates when Units may be purchased are held in a non-interest bearing escrow account pending the deposit of such monies with the Fund. (SEE "Purchases of Units--Purchase Terms" and "Custodian and Escrow Agent.") The principal business address of Robeco Securities is 909 Third Avenue, New York, New York 10022. Robeco Securities may retain broker-dealers (collectively with Robeco Securities, the "Selling Agents") to assist in the distribution of Units. The sales load payable to a Selling Agent is charged as a percentage of an investor's investment amount. The sales load will neither constitute an investment made by the investor in the Fund nor form part of the assets of the Fund. The Fund pays Robeco Securities an ongoing quarterly distribution fee (the "Distribution Fee") at an annualized rate of 0.85% of the average net assets of the Fund during the calendar quarter, as compensation for the sale and marketing of Units. Robeco Securities also provides or arranges for the provision of certain investor and account maintenance services pursuant to a Member Services Agreement with the Fund for which the Fund pays a quarterly fee at an annualized rate of 0.15% of the average net assets of the Fund during the calendar quarter. (SEE "Purchases of Units--Distribution and Member Services.") Units will be sold only to investors qualifying as "Eligible Investors," as described in this Prospectus.

     Neither the Securities and Exchange Commission (the "SEC") nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

     This Prospectus sets forth concisely information about the Fund that a prospective investor should know before investing. It includes information required to be included in a prospectus and statement of additional information. Please read it before you invest and keep it for future reference. A statement of additional information, dated [________], 2010 (the "SAI"), containing additional information about the Fund, has been filed with the SEC. The table of contents of the SAI is on page 72 of this Prospectus. While the Fund does not maintain a website, you may request a free copy of this Prospectus, the SAI, annual and semi-annual reports to shareholders, when available, and other information about the Fund, and make inquiries by calling (866) 773-7145 or by writing to the Fund. Additional information about the Fund has been filed with the SEC and is available on the SEC's website at www.sec.gov.

                       ROBECO INVESTMENT MANAGEMENT, INC.
                                909 THIRD AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 908-9660
                            ROBECO SECURITIES, L.L.C.

                                TO ALL INVESTORS

     This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Units will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. This Prospectus is qualified in its entirety by reference to the Third Amended and Restated Limited Liability Company Agreement of the Fund, dated May 4, 2006 (the "Company Agreement"), which appears in Appendix A of this Prospectus. Prospective investors should read this Prospectus and the Company Agreement carefully before investing and retain them for future reference. Units are subject to restrictions on transferability and resale.

                                 PRIVACY NOTICE

     Your privacy is very important to us. This Privacy Notice sets forth our policies with respect to nonpublic personal information of investors, prospective investors and former investors in the Fund and may be changed at any time, provided that a notice of such change is given to you.

     You provide us with personal information, such as your address, social security number, assets and/or income information: (i) in investor certifications and related documents; (ii) in correspondence and conversations with the Fund's representatives; and (iii) through transactions in the Fund.

     We do not disclose any of this personal information about our investors, prospective investors or former investors to anyone, other than to our affiliates, and, except as permitted by law, such as to our attorneys, auditors, brokers and regulators and, in such case, only as necessary to facilitate the acceptance and management of your investment. Thus, it may be necessary, under anti-money laundering and similar laws, to disclose information about investors in order to accept investor certifications and payments for Units. We will also release information about you if you direct us to do so, if compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

     We seek to carefully safeguard your private information and, to that end, restrict access to nonpublic personal information about you to those employees and other persons who need to know the information to enable the Fund to provide services to you. We maintain physical, electronic and procedural safeguards to protect your nonpublic personal information.

                                TABLE OF CONTENTS


Offering Summary...............................................................1
Summary of Fund Expenses......................................................15
Financial Highlights..........................................................16
The Fund......................................................................17
Use of Proceeds; Cash Equivalents.............................................17
Structure.....................................................................18
Investment Program............................................................18
Investment Practices and Related Risk Factors.................................23
Additional Risk Factors.......................................................31
Performance History...........................................................35
Investment Policies and Restrictions..........................................35
Management of the Fund........................................................36
The Adviser...................................................................40
The Advisory Agreements.......................................................43
Voting........................................................................44
Proxy Voting..................................................................44
Brokerage.....................................................................45
Administrator.................................................................45
Custodian and Escrow Agent....................................................46
Fees and Expenses.............................................................46
Capital Accounts and Allocations..............................................47
Conflicts of Interest.........................................................50
Code of Ethics................................................................52
Purchases of Units............................................................52
Redemptions, Repurchases of Units and Transfers...............................54
Tax Aspects...................................................................57
ERISA Considerations..........................................................68
Additional Information and Summary of Limited Liability Company Agreement.....69
Reports to Members............................................................70
Term, Dissolution and Liquidation.............................................70
Fiscal Year...................................................................71
Independent Registered Public Accounting Firm.................................71
Legal Counsel.................................................................71
Inquiries.....................................................................71
Table of Contents of SAI......................................................72
Appendix A - Company Agreement...............................................A-i
Appendix B - Form of Investor Certification..................................B-i
Appendix C - Adviser Performance Information ................................C-i

                                OFFERING SUMMARY

     IN MAKING AN INVESTMENT DECISION, AN INVESTOR MUST RELY UPON HIS, HER OR ITS OWN EXAMINATION OF ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C. (F/K/A SAGE MULTI-STRATEGY FUND, L.L.C.) AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN ACQUIRING UNITS OF LIMITED LIABILITY COMPANY INTERESTS IN ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C. THIS IS ONLY A SUMMARY OF INFORMATION TO CONSIDER BEFORE INVESTING AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION THAT FOLLOWS ELSEWHERE IN THIS PROSPECTUS. AN INVESTOR SHOULD REVIEW THE ENTIRE PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION, AVAILABLE UPON REQUEST, BEFORE MAKING A DECISION TO PURCHASE UNITS OF LIMITED LIABILITY COMPANY INTERESTS IN ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

THE FUND                                Robeco-Sage  Multi-Strategy Fund, L.L.C.
                                        (the  "Fund")  is  a  Delaware   limited
                                        liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company.

                                        Investors who purchase  units of limited
                                        liability  company interests in the Fund
                                        ("Units")  in the  offering,  and  other
                                        persons  who   acquire   Units  and  are
                                        admitted  to the  Fund by its  board  of
                                        managers  (the "Board of  Managers"  and
                                        each member of the Board of Managers,  a
                                        "Manager"),   or  its  delegatee,   will
                                        become members of the Fund ("Members").

                                        The  Fund  employs  a  "fund  of  funds"
                                        investment program that enables eligible
                                        investors,  through one  investment,  to
                                        participate in the  investment  programs
                                        of a  professionally  selected  group of
                                        asset managers  without being subject to
                                        the high minimum investment requirements
                                        that  many  asset   managers   typically
                                        impose.  The Fund  provides the benefits
                                        of   professional   selection  of  asset
                                        managers,  professional asset allocation
                                        and the opportunity to invest with asset
                                        managers    whose   services   may   not
                                        generally be available to the  investing
                                        public,  whose  investment  funds may be
                                        closed   from   time   to  time  to  new
                                        investors  or who  otherwise  may  place
                                        stringent restrictions on the number and
                                        type of  persons  whose  money they will
                                        manage.  The Fund is  similar to a hedge
                                        fund in that,  through its investment in
                                        Robeco-Sage  Multi-Strategy Master Fund,
                                        L.L.C.  (the "Master Fund"),  its assets
                                        are  actively  managed and the Units are
                                        sold    solely   to   high   net   worth
                                        individuals and institutional investors,
                                        but differs from a typical hedge fund in
                                        that   it   permits    investments    in
                                        relatively modest minimum  denominations
                                        and it has  registered  as an investment
                                        company  under  the  1940  Act  and  has
                                        registered    its   Units    under   the
                                        Securities  Act of 1933, as amended (the
                                        "1933 Act").

INVESTMENT OBJECTIVE AND                The Fund's  investment  objective  is to
INVESTMENT PROGRAM                      achieve long-term  capital  appreciation
                                        while  attempting  to  reduce  risk  and
                                        volatility.  In pursuing its  investment
                                        objective,      the     Fund     invests
                                        substantially  all of its  assets in the
                                        Master Fund, a recently  formed Delaware
                                        limited liability  company,  which, like
                                        the Fund, is  registered  under the 1940
                                        Act. The Master Fund,  in turn,  invests
                                        its  assets  primarily  in hedge  funds,
                                        joint ventures, investment companies and
                                        other   similar   investment    vehicles
                                        ("Portfolio  Funds") that are managed by
                                        a  select  group of  portfolio  managers
                                        ("Portfolio  Managers") that invest in a
                                        variety of financial markets and utilize
                                        a broad range of alternative  investment
                                        strategies.  Prior to  January  1, 2009,
                                        the Fund operated as a stand-alone fund,
                                        investing  directly in Portfolio  Funds.
                                        The  Fund   now   operates   through   a
                                        "master/feeder"      structure     where
                                        investments in Portfolio  Funds are made
                                        through the Master Fund. The Master Fund
                                        has the same  investment  objective  and
                                        substantially    the   same   investment
                                        policies as those of the Fund.

                                        The  Adviser   (as  defined   below)  is
                                        responsible   for  selecting   Portfolio
                                        Managers and  determining the portion of
                                        the Master Fund's assets to be allocated
                                        to  each  Portfolio  Manager.  Portfolio
                                        Managers  are  generally  chosen  on the
                                        basis  of some  or all of the  following
                                        selection  criteria  established  by the
                                        Adviser,  including  an  analysis of the
                                        Portfolio  Manager's  performance during
                                        various time
                                        periods and market cycles, the Portfolio
                                        Manager's    reputation,     experience,
                                        training and  investment  philosophy and
                                        policies,  whether the Portfolio Manager
                                        has an identifiable  track record and/or
                                        the   degree  to  which  the   Portfolio
                                        Manager has a personal investment in the
                                        investment  program.  Portfolio Managers
                                        are generally compensated on terms which
                                        will  usually  include  asset-based  and
                                        performance-based  fees  or  allocations
                                        paid by, or  charged  to,  the  relevant
                                        Portfolio    Fund.    (SEE   "Fees   and
                                        Expenses.")

                                        Portfolio  Managers may invest in a wide
                                        range of instruments, including, but not
                                        limited  to, U.S.  and foreign  equities
                                        and     equity-related      instruments,
                                        currencies,   commodities,  futures  and
                                        fixed  income  and  other   debt-related
                                        instruments,  cash and cash equivalents,
                                        options   and   warrants.   The  Adviser
                                        expects  that  Portfolio  Managers  will
                                        utilize   both    over-the-counter   and
                                        exchange traded  instruments  (including
                                        derivative instruments), trade on margin
                                        and engage in short sales.  In addition,
                                        Portfolio   Managers  are  permitted  to
                                        utilize leverage, without limit.

                                        The    Master    Fund's     multi-asset,
                                        multi-manager  structure  seeks  to take
                                        advantage of broad market opportunities.
                                        The Master  Fund will not follow a rigid
                                        investment policy that would restrict it
                                        from   participating   in  any   market,
                                        strategy or investment. In fact, subject
                                        to certain limitations described herein,
                                        the Master Fund's assets may be deployed
                                        in whatever  markets or  strategies  are
                                        deemed   appropriate   under  prevailing
                                        economic   and  market   conditions   to
                                        attempt  to  achieve  long-term  capital
                                        appreciation.   The  Adviser   seeks  to
                                        monitor  each  Portfolio  Manager  on  a
                                        regular basis, by reviewing, among other
                                        things,   information  on   performance,
                                        portfolio     exposures     and     risk
                                        characteristics. The identity and number
                                        of  Portfolio   Managers  is  likely  to
                                        change   over  time.   The  Adviser  may
                                        withdraw  from or  invest  in  different
                                        Portfolio Funds without prior notice to, or the consent of, the Members.

                                        As  noted  above,   Portfolio   Managers
                                        generally   conduct   their   investment
                                        programs   through    Portfolio   Funds.
                                        Portfolio Funds in which the Master Fund
                                        invests   are   not   expected   to   be
                                        registered under the 1940 Act.

                                        PORTFOLIO FUNDS AND PORTFOLIO  ACCOUNTS.
                                        The  Master  Fund   invests  its  assets
                                        primarily in Portfolio Funds. The Master
                                        Fund may on occasion  retain one or more
                                        Portfolio  Managers to manage and invest
                                        designated portions of the Master Fund's
                                        assets  (either  as  separately  managed
                                        accounts   or   by   creating   separate
                                        investment vehicles in which a Portfolio
                                        Manager will serve as general partner of
                                        the  vehicle and the Master Fund will be
                                        the   sole   limited    partner).    Any
                                        arrangement  in which  the  Master  Fund
                                        retains a Portfolio  Manager to manage a
                                        separate account or separate  investment
                                        vehicle is referred  to as a  "Portfolio
                                        Account."  Portfolio  Managers for which
                                        such an investment vehicle is formed and
                                        Portfolio  Managers  who  manage  assets
                                        directly   for  the  Master  Fund  on  a
                                        managed account basis are collectively referred to as "Sub-Managers."

                                        The   Master   Fund   will   limit   its
                                        investment position in any one Portfolio
                                        Fund  to less  than 5% of the  Portfolio
                                        Fund's  outstanding  voting  securities,
                                        absent  an order of the  Securities  and
                                        Exchange   Commission  (the  "SEC")  (or
                                        assurances  from  the SEC  staff)  under
                                        which the Master Fund's contribution and
                                        withdrawal  of capital  from a Portfolio
                                        Fund in which it holds 5% or more of the
                                        outstanding   interests   will   not  be
                                        subject to various 1940 Act prohibitions
                                        on affiliated  transactions.  The Master
                                        Fund also is not  required  to adhere to
                                        this  5%  investment  limitation  to the
                                        extent  that it  relies on  certain  SEC
                                        rules that provide  exemptions from 1940
                                        Act     prohibitions    on    affiliated
                                        transactions.   However,  to  facilitate
                                        investments  in  Portfolio  Funds deemed
                                        attractive  by the  Adviser,  the Master
                                        Fund may purchase non-voting  securities
                                        of,  or  irrevocably  waive its right to
                                        vote its interests in,  Portfolio Funds.
                                        This  determination is generally made by
                                        the  Adviser,   in   consultation   with
                                        counsel  to the  Master  Fund.  In  this
                                        regard,  the  board of  managers  of the
                                        Master Fund (the  "Master  Fund  Board")
                                        has adopted
                                        procedures relating to the Master Fund's
                                        waiver of voting rights, for purposes of
                                        assuring   adherence  to  the  foregoing
                                        limitations.  Although  the Master  Fund
                                        may hold non-voting interests,  the 1940
                                        Act  and  the  rules   and   regulations
                                        thereunder may nevertheless  require the
                                        Master Fund to limit its position in any one Portfolio Fund, if investments in a Portfolio Fund by the Master Fund will equal or exceed 25% of the Portfolio Fund's assets, or such lower percentage limit as may be determined by the Master Fund in consultation with its counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

                                        PORTFOLIO  FUND  INVESTMENT   PRACTICES.
                                        Portfolio  Funds are not  expected to be
                                        registered    under    the   1940   Act.
                                        Unregistered  investment funds typically
                                        provide   greater    flexibility    than
                                        traditional   investment   funds  (E.G.,
                                        registered  investment  companies) as to
                                        the  types  of  securities  that  may be
                                        owned,  the types of trading  strategies
                                        that  may  be  employed,  and,  in  some
                                        cases,  the amount of leverage  that may
                                        be used.  Portfolio Managers utilized by
                                        the Master  Fund may invest and trade in
                                        a wide  range of  securities,  financial
                                        instruments and markets and may pursue a
                                        variety of investment strategies.  These
                                        investments  may  include,  but  are not
                                        limited to, U.S. and foreign  equity and
                                        fixed income securities.  The investment
                                        programs of Portfolio  Managers may also
                                        involve   the  use  of  a   variety   of
                                        sophisticated investment techniques, for
                                        both hedging and  non-hedging  purposes,
                                        including:  short  sales of  securities;
                                        use of leverage  (I.E.,  borrowing money
                                        for    investment     purposes);     and
                                        transactions  in  derivative  securities
                                        and other financial  instruments such as
                                        swaps,  stock  options,  index  options,
                                        futures   contracts   and   options   on
                                        futures.  These  techniques may, in some
                                        cases,   be  an   integral   part  of  a
                                        Portfolio  Manager's  investment program
                                        and involve significant risks. Portfolio
                                        Managers  are  generally  not limited in
                                        the markets in which they invest (either
                                        by  location  or  type,  such  as  large
                                        capitalization,  small capitalization or
                                        foreign   markets)  or  the   investment
                                        disciplines that they may employ (such as value or growth or bottom-up or top-down analysis).

                                        For   purposes   of    complying    with
                                        applicable  investment  restrictions and
                                        investment  limitations  imposed  by the
                                        1940 Act,  the  Master  Fund will  "look
                                        through" to the  underlying  investments
                                        of any Portfolio Account that the Master
                                        Fund may establish.  However,  Portfolio
                                        Funds in which the Master  Fund  invests
                                        are  not   subject  to  the   investment
                                        restrictions  of the Fund or the  Master
                                        Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

                                        TEMPORARY INVESTMENTS. During periods of
                                        adverse   market   conditions   in   the
                                        securities markets, as determined by the
                                        Adviser, the Fund or the Master Fund may
                                        temporarily invest all or any portion of
                                        its assets in high quality  fixed-income
                                        securities,  money market instruments or
                                        shares  of money  market  funds,  or may
                                        hold its  assets  as cash.  The Fund and
                                        the Master Fund also may invest in money
                                        market  instruments  or  shares of money
                                        market   funds,   or  hold   cash,   for
                                        liquidity  purposes.   (SEE  "Investment
                                        Practices      and     Related      Risk
                                        Factors--Money Market Instruments.")

                                        AN   INVESTMENT  IN  THE  FUND  INVOLVES
                                        SUBSTANTIAL  RISKS AND NO ASSURANCE  CAN
                                        BE GIVEN THAT THE FUND WILL  ACHIEVE ITS
                                        INVESTMENT OBJECTIVE.

POTENTIAL BENEFITS OF INVESTING IN      By investing in the Fund, investors gain
THE FUND                                access to a group of Portfolio  Managers
                                        whose   services   typically   are   not
                                        available   to  the  general   investing
                                        public,  whose  investment  funds may be
                                        closed   from   time   to  time  to  new
                                        investors  or who  otherwise  may  place
                                        stringent restrictions on the number and
                                        type of  persons  whose  money they will
                                        manage.  The Fund provides investors the
                                        opportunity   to   participate   in  the
                                        investment  programs of a professionally
                                        selected   cross-section   of  Portfolio
                                        Managers,  without  being subject to the
                                        high  minimum  investment   requirements
                                        that Portfolio Managers typically would impose on investors.

                                        Allocation  of  assets  among  Portfolio
                                        Managers has the potential to reduce the
                                        volatility  of  investment  returns from
                                        that which  might be  associated  with a
                                        direct   investment   with  any   single
                                        Portfolio Manager.

BORROWINGS                              The Fund and the Master  Fund  generally
                                        do not  expect to  engage in  borrowings
                                        other than on a short-term  or temporary
                                        basis.  Borrowings  by the  Fund  or the
                                        Master Fund, including any borrowings by
                                        the Fund or the Master Fund on behalf of
                                        Portfolio  Accounts,  are  subject  to a
                                        300% asset  coverage  requirement  under
                                        the 1940 Act.  Portfolio  Funds that are
                                        not registered  investment companies are
                                        not   subject   to   this   requirement.
                                        Borrowings  for  investment  purposes (a
                                        practice  known as  "leverage")  involve
                                        certain   risks.   Any   borrowings  for
                                        investment  purposes  (other  than  on a
                                        short-term  or  temporary  basis) by the
                                        Fund or the  Master  Fund  would be made
                                        solely for  Portfolio  Accounts  and are
                                        not a principal  investment  strategy of
                                        the  Fund  or  the  Master  Fund.   (SEE
                                        "Investment  Program--Borrowing;  Use of
                                        Leverage.")

RISK FACTORS                            The  investment  program  of the Fund is
                                        speculative  and  involves   substantial
                                        risks.  There can be no  assurance  that
                                        the  investment  objective  of the  Fund
                                        will   be   achieved.   The   investment
                                        performance  of the Fund will  depend on
                                        the  performance  of  the  Master  Fund,
                                        which  in  turn   will   depend  on  the
                                        performance  of the  Portfolio  Managers
                                        with which the Master Fund invests,  and
                                        the   Adviser's    ability   to   select
                                        Portfolio Managers and to allocate and reallocate effectively the Master Fund's assets among Portfolio Managers. The value of an investment in the Fund will fluctuate with changes in the values of the Master Fund's investments.

                                        AN  INVESTMENT  IN THE FUND INVOLVES THE
                                        FOLLOWING GENERAL RISKS:

                                        o  Investing in the Fund can result in a
                                           loss  of  capital  invested.  Use  of
                                           leverage,  short sales and derivative
                                           transactions  by  Portfolio  Managers
                                           can result in  significant  losses to
                                           the Master Fund and,  therefore,  the
                                           Fund.

                                        o  The Master Fund is a  non-diversified
                                           fund and invests in  Portfolio  Funds
                                           that   may   not   have   diversified
                                           investment    portfolios,     thereby
                                           increasing investment risk.

                                        o  There   are    special    tax   risks
                                           associated  with an investment in the
                                           Fund. (SEE "Tax Aspects.")

                                        o  The Master Fund is a recently  formed
                                           entity  and has a  limited  operating
                                           history.  However, the Fund commenced
                                           operations  on  December 1, 2005 and,
                                           as of January  1,  2009,  transferred
                                           all of its  investments to the Master
                                           Fund.  Further,  the Master  Fund has
                                           the  same  investment  objective  and
                                           substantially   the  same  investment
                                           policies as those of the Fund.

                                        o  Units  will  not  be  traded  on  any
                                           securities  exchange or other  market
                                           and will be  subject  to  substantial
                                           restrictions   on   transfer.    (SEE
                                           "Investment   Practices  and  Related
                                           Risk   Factors,"  "Tax  Aspects"  and
                                           "Redemptions,  Repurchases  of  Units
                                           and  Transfers.")  Liquidity  will be
                                           provided  to  Members   only  through
                                           repurchase  offers  made from time to
                                           time  by  the   Fund.   There  is  no
                                           assurance that an investor  tendering
                                           Units for  repurchase  in  connection
                                           with a  repurchase  offer made by the
                                           Fund    will   have    those    Units
                                           repurchased in that repurchase offer.

                                        o  An investor who meets the  conditions
                                           imposed  by the  Portfolio  Managers,
                                           including minimum initial  investment
                                           requirements that may, in many cases,
                                           be substantially higher than $50,000,
                                           could  invest  directly in  Portfolio
                                           Funds or with Portfolio Managers.  By
                                           investing    in    Portfolio    Funds
                                           indirectly  through  the Fund and the
                                           Master Fund, an investor  bears a PRO
                                           RATA portion of the asset-based  fees
                                           and other  expenses of the Fund,  and
                                           also  indirectly  bears  a  PRO  RATA
                                           portion  of  the  asset-based   fees,
                                           performance-based
                                           allocations  and other expenses borne
                                           by the Master  Fund as an investor in
                                           Portfolio Funds.

                                        o  The fees  and  other  expenses  borne
                                           directly and  indirectly by the Fund,
                                           including  those of the Master  Fund,
                                           which  include  fees,   expenses  and
                                           performance-based   allocations  that
                                           are  borne by the  Master  Fund as an
                                           investor   in   Portfolio   Funds  or
                                           Portfolio  Accounts,  are higher than
                                           those   of  most   other   registered
                                           investment companies.

                                        INVESTING  IN PORTFOLIO  FUNDS  INVOLVES
                                        SPECIAL RISKS, INCLUDING THE FOLLOWING:

                                        o  Portfolio Funds generally will not be
                                           registered  as  investment  companies
                                           under  the 1940 Act.  Therefore,  the
                                           Master   Fund,   as  an  investor  in
                                           Portfolio  Funds,  will  not have the
                                           benefit of the  protections  afforded
                                           by  the  1940  Act  to  investors  in
                                           registered investment companies, such
                                           as mutual funds.

                                        o  Portfolio  Funds may,  in some cases,
                                           concentrate  their  investments  in a
                                           single  industry  or group of related
                                           industries.    This   increases   the
                                           sensitivity   of   their   investment
                                           returns to economic factors affecting
                                           that industry or group of industries.

                                        o  The  Adviser  may have  little  or no
                                           means  of   independently   verifying
                                           information   provided  by  Portfolio
                                           Managers and thus, may not be able to
                                           ascertain whether Portfolio  Managers
                                           are   adhering  to  their   disclosed
                                           investment   strategies   and   their
                                           investment   and   risk    management
                                           policies. A Portfolio Manager may use
                                           proprietary   investment   strategies
                                           that are not fully  disclosed  to the
                                           Adviser,   which  may  involve  risks
                                           under some market conditions that are
                                           not anticipated by the Adviser.

                                        o  The Master Fund relies  primarily  on
                                           information   provided  by  Portfolio
                                           Managers in valuing  its  investments
                                           in Portfolio  Funds.  There is a risk
                                           that inaccurate  valuations  provided
                                           by Portfolio Managers could adversely
                                           affect  the  value of  Units  and the
                                           amounts   Members  receive  upon  the
                                           repurchase    of    Units.    Because
                                           Portfolio    Funds   generally   will
                                           provide net asset  value  information
                                           on  a  monthly  basis,  and  may  not
                                           provide detailed information on their
                                           investment  positions,  except  on an
                                           annual   basis,   the   Master   Fund
                                           generally   will   not  be   able  to
                                           determine   the  fair  value  of  its
                                           investments in Portfolio Funds or its
                                           net asset  value other than as of the
                                           end of each month and may not be able
                                           to verify valuation information given
                                           to  the  Master  Fund  by   Portfolio
                                           Managers   (except  in  the  case  of
                                           Portfolio Accounts).

                                        o  Portfolio  Managers  typically charge
                                           asset-based   management   fees,  and
                                           typically   are  also   entitled   to
                                           receive   performance-based  fees  or
                                           allocations.  The Master Fund,  as an
                                           investor  in  Portfolio  Funds (or by
                                           retaining  a  Portfolio   Manager  to
                                           manage a Portfolio Account),  will be
                                           subject    to    these    fees    and
                                           allocations,  which  will  reduce the
                                           investment returns of the Fund. These
                                           fees and  allocations are in addition
                                           to the investment  management fee the
                                           Fund pays to the Adviser.

                                        o  The    performance-based    fees   or
                                           allocations to Portfolio Managers may
                                           create  an  incentive  for  Portfolio
                                           Managers to make investments that are
                                           riskier  or  more   speculative  than
                                           those  that  might  have been made in
                                           the absence of performance-based fees
                                           or allocations.  In addition, because
                                           a performance-based fee or allocation
                                           will  generally  be  calculated  on a
                                           basis   that   includes    unrealized
                                           appreciation  of a  Portfolio  Fund's
                                           assets,  the fee or allocation may be
                                           greater  than if it were based solely
                                           on realized gains.

                                        o  Each  Portfolio  Manager will receive
                                           any    performance-based    fees   or
                                           allocations  to which it is  entitled
                                           irrespective  of the  performance  of
                                           the other Portfolio  Managers and the
                                           Master Fund generally. Accordingly, a
                                           Portfolio   Manager   with   positive
                                           performance        may        receive
                                           performance-based  compensation  from
                                           the Master Fund,  which will be borne
                                           indirectly by

                                           Members,  even if the  Master  Fund's
                                           overall returns are negative.

                                        o  Investment  decisions  for  Portfolio
                                           Funds are made by Portfolio  Managers
                                           independently  of  each  other.  As a
                                           result,  at any particular  time, one
                                           Portfolio   Fund  may  be  purchasing
                                           shares of an issuer  whose shares are
                                           being sold by another Portfolio Fund.
                                           Consequently,  the Master  Fund could
                                           incur indirectly certain  transaction
                                           costs without  accomplishing  any net
                                           investment result.

                                        o  To  the  extent   the   Master   Fund
                                           purchases non-voting  securities of a
                                           Portfolio Fund or waives its right to
                                           vote its  securities  with respect to
                                           Portfolio  Funds, it will not be able
                                           to vote on matters  that  require the
                                           approval  of  the  investors  in  the
                                           Portfolio  Fund,   including  matters
                                           that  could   adversely   affect  the
                                           Master   Fund's   investment  in  the
                                           Portfolio Fund.

                                        o  The Master  Fund may make  additional
                                           investments in or effect  withdrawals
                                           from Portfolio  Funds only at certain
                                           specified  times. The Master Fund may
                                           not   be   able   to   withdraw   its
                                           investment   in  a   Portfolio   Fund
                                           promptly after it has made a decision
                                           to do so,  which may result in a loss
                                           and   adversely   affect  the  Fund's
                                           investment returns.

                                        o  Portfolio  Funds may be  permitted to
                                           distribute   securities   in-kind  to
                                           investors   making   withdrawals   of
                                           capital.   Upon  the  Master   Fund's
                                           withdrawal of all or a portion of its
                                           interest  in a  Portfolio  Fund,  the
                                           Master  Fund may  receive  securities
                                           that are  illiquid  or  difficult  to
                                           value,  and  which may cause the Fund
                                           to incur  certain  expenses.  In such
                                           circumstances,   the  Adviser   would
                                           determine   whether   to  attempt  to
                                           liquidate  the  security,  hold it in
                                           the  Master   Fund's   portfolio   or
                                           distribute  it to  investors  in  the
                                           Master  Fund  in  connection  with  a
                                           repurchase  by the Master Fund of all
                                           or a portion of the Units of Members.

                                        INVESTING IN A MASTER/FEEDER
                                        ARRANGEMENT  INVOLVES  CERTAIN
                                        ADDITIONAL  RISKS, INCLUDING THE
                                        FOLLOWING:

                                        o  The  Fund   pursues  its   investment
                                           objective  by investing in the Master
                                           Fund.  The  Fund  does  not  have the
                                           right to withdraw its  investment  in
                                           the Master Fund. Instead, it may only
                                           do so through periodic repurchases by
                                           the Master  Fund of the Fund's  units
                                           in the  Master  Fund.  This may limit
                                           the  ability  of  the  Fund  to  make
                                           offers  to   repurchase   Units.   In
                                           addition,   the  Fund   may   receive
                                           securities and other investments from
                                           the Master  Fund in lieu of cash when
                                           it withdraws  capital from the Master
                                           Fund.  The Fund would incur  expenses
                                           in liquidating  investments  received
                                           in   connection   with  any   in-kind
                                           distributions.

                                        o  A change in the investment objective,
                                           policies  or   restrictions   of  the
                                           Master  Fund  may  cause  the Fund to
                                           withdraw its investment in the Master
                                           Fund.  Alternatively,  the Fund could
                                           seek   to   change   its   investment
                                           objective,  policies or  restrictions
                                           to  conform  to those  of the  Master
                                           Fund. Certain investment policies and
                                           restrictions  of the Master  Fund may
                                           be changed  without  the  approval of
                                           investors   in   the   Master   Fund.
                                           However,  the Master Fund will notify
                                           the Fund at least 30 days  before any
                                           material changes are implemented.

                                        o  Units in the Master  Fund are held by
                                           investors other than the Fund.  These
                                           investors     may    include    other
                                           investment      funds,      including
                                           investment  companies  that, like the
                                           Fund, are  registered  under the 1940
                                           Act,   and  other   types  of  pooled
                                           investment  vehicles.  When investors
                                           in the  Master  Fund vote on  matters
                                           affecting  the Master Fund,  the Fund
                                           could be outvoted by other investors.
                                           The  Fund   also  may  be   adversely
                                           affected, in other respects, by other
                                           investors in the Master Fund.

                                        o  Other  investors  in the Master  Fund
                                           may offer units of limited  liability
                                           company interests to their respective
                                           investors   that   have   costs   and
                                           expenses  that  differ  from those of
                                           the Fund. Thus the investment returns
                                           for  investors  in other  funds  that
                                           invest in the Master  Fund may differ
                                           from  the   investment   returns   of
                                           investors in the Fund.

MANAGEMENT                              The  Board of  Managers  of the Fund has
                                        overall  responsibility  for  monitoring
                                        and  overseeing  the  Fund's  investment
                                        program   and   its    management    and
                                        operations.  Any vacancy on the Board of
                                        Managers may be filled by the  remaining
                                        Managers,  except to the extent the 1940
                                        Act requires the election of Managers by
                                        Members.  A majority of the Managers are
                                        "Independent   Managers"   who  are  not
                                        "interested  persons" (as defined by the
                                        1940  Act) of the  Fund or the  Adviser.
                                        (SEE   "Management   of  the  Fund"  and
                                        "Voting.")

                                        The  Master  Fund  Board   currently  is
                                        comprised of the same individuals who comprise the Board of Managers of the Fund. The Master Fund Board has overall responsibility for the management and supervision of the operations of the Master Fund.

THE ADVISER                             Robeco Investment Management,  Inc. (the
                                        "Adviser")   serves  as  the  investment
                                        adviser of the Fund. Prior to January 1,
                                        2007,  Robeco-Sage  Capital  Management,
                                        L.L.C.,  a  wholly-owned  subsidiary  of
                                        Robeco   USA,   Inc.,   served   as  the
                                        investment    adviser   of   the   Fund.
                                        Effective  January 1, 2007,  Robeco-Sage
                                        Capital Management, L.L.C. was merged into its parent, Robeco USA, Inc. (which changed its name to Robeco Investment
                                        Management,  Inc. after the merger). The
                                        Adviser is registered as an investment adviser under the Investment Advisers
                                        Act of 1940, as amended.

                                        The  Adviser is a  Delaware  corporation
                                        and an  indirect  subsidiary  of  Robeco
                                        Groep,    N.V.    ("Robeco").    Robeco,
                                        headquartered    in    Rotterdam,    the
                                        Netherlands, is a leading European asset
                                        manager  that   provides   discretionary
                                        asset  management  products and services
                                        and a complete  range of mutual funds to
                                        a  large  number  of  institutional  and
                                        retail clients  worldwide.  Its products
                                        include   equity  funds,   fixed  income
                                        funds,    money    market    funds   and
                                        alternative products such as private equity funds of funds, hedge funds of funds and structured finance vehicles.

                                        Robeco has  offices in France,  Belgium,
                                        Luxembourg, Switzerland, Germany, Spain,
                                        the  UK,  New  York,  New  York  (Robeco
                                        Investment  Management,  Inc.),  Boston,
                                        Massachusetts  and Toledo,  Ohio (Harbor
                                        Capital  Advisors).  Robeco  is  part of
                                        Cooperatieve    Centrale    Raiffeissen-
                                        Boerenleen Bank B.A. ("Rabobank"). As of
                                        March 31, 2010, Robeco's total assets under management were approximately $197 billion.

                                        Pursuant  to  an   investment   advisory
                                        agreement  with the Fund (the  "Advisory
                                        Agreement"),  the Adviser is responsible
                                        for   developing,    implementing    and
                                        supervising   the   Fund's    investment
                                        program   and    providing    day-to-day
                                        management  services  to the  Fund.  The
                                        agreement   authorizes  the  Adviser  to
                                        implement the Fund's investment  program
                                        through  investing  in the Master  Fund.
                                        The  Adviser is  authorized,  subject to
                                        the  approval  of the Board of  Managers
                                        and Members, to retain one or more other
                                        organizations, including its affiliates,
                                        to  provide  any or all of the  services
                                        required  to be  provided by the Adviser
                                        to the Fund or to  assist  in  providing
                                        these  services.  To the extent that the
                                        Adviser  retains a sub-adviser to manage
                                        the assets of the Fund,  the  Adviser is
                                        responsible under the Advisory Agreement
                                        to review  and  supervise  the  services
                                        provided by the  sub-adviser.  Under the
                                        Advisory  Agreement,  a quarterly fee at
                                        an  annualized  rate  of  0.75%  of  the
                                        average  net  assets of the Fund  during
                                        the calendar  quarter (after  adjustment
                                        for  any  purchases  effective  on  that
                                        date)  is  payable  by the  Fund  to the
                                        Adviser (the "Advisory  Fee").  However,
                                        under  the  agreement,  the  Fund is not
                                        subject to the  Advisory  Fee so long as
                                        substantially all of the Fund's assets
                                        remain  invested in the Master Fund. The
                                        Adviser  also  provides   office  space,
                                        telephone  services and  utilities,  and
                                        administrative,   secretarial,  clerical
                                        and other personnel as necessary to provide the services required to be provided under the Advisory Agreement.

                                        The  Master  Fund  has  entered  into an
                                        investment  advisory  agreement with the
                                        Adviser  (the   "Master  Fund   Advisory
                                        Agreement")   pursuant   to  which   the
                                        Adviser provides substantially similar services to the Master Fund as those set forth in the Fund's Advisory Agreement. As consideration for these services, the Master Fund pays the Adviser a quarterly fee at an annualized rate of 0.75% of the average net assets of the Master Fund during the calendar quarter (after adjustment for any purchases effective on that date) (the "Master Fund Advisory Fee"). The Master Fund Advisory Fee is payable in arrears within five business days after the end of the quarter.

                                        Rabobank,  the  parent  company  of  the
                                        Adviser and Robeco,  and its  affiliates
                                        are  subject  to  certain  U.S.  banking
                                        laws, including the Bank Holding Company
                                        Act of 1956,  as amended  (the  "BHCA"),
                                        and  to   regulation  by  the  Board  of
                                        Governors of the Federal  Reserve System
                                        or  other  appropriate  bank  regulatory
                                        agencies.  The BHCA and other applicable
                                        banking  laws,  rules,  regulations  and
                                        guidelines,  and the  interpretation and
                                        administration  thereof  by the staff of
                                        the regulatory agencies which administer
                                        them, may restrict the  transaction  and
                                        relationships   between   the   Adviser,
                                        Rabobank,  Robeco and their  affiliates,
                                        on the one hand,  and the  Fund,  on the
                                        other  hand,   and  may   restrict   the
                                        investments  and   transactions  by  the
                                        Fund. Rabobank may be deemed to control the Fund for purposes of the BHCA. (SEE "Additional Risk Factors.")

FEES AND EXPENSES                       The  Adviser  bears all of its own costs
                                        incurred   in    providing    investment
                                        advisory and other  services to the Fund
                                        and the Master  Fund,  including  travel
                                        and  other   expenses   related  to  the
                                        selection  and  monitoring  of Portfolio
                                        Managers.

                                        The Fund  bears all of its own  expenses
                                        and,   through  its  investment  in  the
                                        Master  Fund,  its portion of the Master
                                        Fund's  operating  expenses,  other than
                                        those borne by the  Adviser  pursuant to
                                        the  Advisory  Agreement  and the Master
                                        Fund  Advisory  Agreement,  and  by  the
                                        Distributor pursuant to the Distribution
                                        Agreement   and  the   Member   Services
                                        Agreement   (both  as  defined   below),
                                        including,   but  not  limited  to:  all
                                        investment  related expenses (E.G., fees
                                        paid directly or indirectly to Portfolio
                                        Managers,   all   costs   and   expenses
                                        directly     related    to     portfolio
                                        transactions   and   positions  for  the
                                        Master Fund's account such as direct and
                                        indirect  expenses  associated  with the
                                        Master Fund's investments, including its
                                        investments in Portfolio Funds, transfer
                                        taxes and  premiums,  taxes  withheld on
                                        foreign  dividends and, if applicable in
                                        the event the  Master  Fund  utilizes  a
                                        Portfolio       Account,       brokerage
                                        commissions,   interest  and  commitment
                                        fees  on  loans  and   debit   balances,
                                        borrowing  charges  on  securities  sold
                                        short,  dividends on securities sold but
                                        not yet purchased and margin fees);  all
                                        costs and expenses  associated  with the
                                        establishment of any Portfolio Accounts;
                                        any   non-investment   related  interest
                                        expense;   organizational  and  offering
                                        expenses;  fees and disbursements of any
                                        attorneys and accountants engaged by the
                                        Fund and the Master Fund;  audit and tax
                                        preparation  fees  and  expenses  of the
                                        Fund and the Master Fund;  all costs and
                                        expenses   associated   with  background
                                        checks on Portfolio Managers;  all costs
                                        and expenses  associated  with retaining
                                        independent  third  parties  to  provide
                                        risk management services to the Fund and
                                        the Master Fund; administrative expenses
                                        and  fees of the  Fund  and  the  Master
                                        Fund;   custody   and  escrow  fees  and
                                        expenses  of the  Fund  and  the  Master
                                        Fund;   the  costs  of  an  errors   and
                                        omissions/directors     and     officers
                                        liability   insurance   policy   and   a
                                        fidelity  bond  for  the  Fund  and  the
                                        Master  Fund;  the Master Fund  Advisory
                                        Fee;  the  Distribution  Fee (as defined
                                        below);  the  Member  Servicing  Fee (as
                                        defined below);  fees and travel-related
                                        and other  expenses  of  members  of the
                                        Board of  Managers  and the Master  Fund
                                        Board  who  are  not  employees  of  the
                                        Adviser or
                                        any affiliate of the Adviser;  all costs
                                        and  charges for  equipment  or services
                                        used   in   communicating    information
                                        regarding  the  Fund's  and  the  Master
                                        Fund's  transactions  among the  Adviser
                                        and any custodian or other agent engaged
                                        by the Fund; any extraordinary expenses;
                                        and  such  other   expenses  as  may  be
                                        approved from time to time by the Board of Managers.

                                        The Fund also indirectly  bears fees and
                                        expenses  of  the  Master  Fund,  as  an
                                        investor  in   Portfolio   Funds.   Each
                                        Portfolio Manager  generally  receives a
                                        management fee and a performance  fee or
                                        allocation with respect to the assets of
                                        Portfolio  Funds  that it  manages.  The
                                        amount  of these  fees  and  allocations
                                        varies among Portfolio Managers, but the
                                        management  fees are generally  expected
                                        to be  between  1.0%-2.0%,  on an annual
                                        basis,  of the total assets managed by a
                                        Portfolio  Manager,  and the performance
                                        fees  or   allocations   are   generally
                                        expected  to be  between  15%-25% of the
                                        net capital appreciation (if any) in the
                                        assets  managed by a Portfolio  Manager.
                                        If the Master  Fund  retains a Portfolio
                                        Manager to manage a Portfolio Account, a
                                        management    fee    and     performance
                                        allocation would generally be payable or
                                        allocable to the Portfolio  Manager.  In
                                        such cases,  the fees or allocations may
                                        differ  from,  and could be higher than,
                                        those   described    above.   Any   such
                                        Portfolio   Account   related   advisory
                                        arrangements will be subject to the approval of the Board of Managers and Members.

                                        The  Adviser  and the Fund have  entered
                                        into   an   expense    limitation    and
                                        reimbursement  agreement  (the  "Expense
                                        Limitation  Agreement")  under which the
                                        Adviser (or its affiliate) has agreed to
                                        pay or  absorb  the  ordinary  operating
                                        expenses   of   the   Fund    (including
                                        organization and offering  expenses,  as
                                        well as the portion of the Master Fund's
                                        fees and expenses borne by the Fund, but
                                        excluding  any  Portfolio  Fund fees and
                                        expenses,       interest,      brokerage
                                        commissions and  extraordinary  expenses
                                        of the Fund), to the extent necessary to
                                        limit the ordinary operating expenses of
                                        the  Fund  to  2.25%  per  annum  of the
                                        Fund's  average  monthly net assets (the
                                        "Expense Limitation").  In consideration
                                        of the Adviser's  agreement to limit the
                                        Fund's  expenses,  the Fund  will  carry
                                        forward the amount of  expenses  paid or
                                        absorbed   by  the   Adviser   (or   its
                                        affiliate)  in  excess  of  the  Expense
                                        Limitation  for a period  not to  exceed
                                        three  years  from the end of the fiscal
                                        year in which  they  were  incurred  and
                                        will   reimburse  the  Adviser  (or  its
                                        affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time of reimbursement. The Expense Limitation Agreement will remain in effect until terminated by the Fund. None of the fees charged to the Master Fund by a Portfolio Fund will be subject to the Expense Limitation Agreement. (SEE "Fees and Expenses.")

CAPITAL ACCOUNTS AND ALLOCATIONS        The Fund  maintains  a separate  capital
                                        account  for each  Member  which  has an
                                        opening  balance  equal to the  Member's
                                        initial  contribution  to the capital of
                                        the Fund. Each Member's  capital account
                                        is    increased   by   the   amount   of
                                        contributions   by  the  Member  to  the
                                        capital  of the Fund,  plus any  amounts
                                        credited to the Member's capital account
                                        as  described  below.  Similarly,   each
                                        Member's capital account is reduced by the sum of the amount of any repurchase by the Fund of the Units of the Member, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.

                                        Capital accounts of Members are adjusted
                                        as of the close of  business on the last
                                        day of  each  fiscal  period.  A  fiscal
                                        period  begins on the day after the last
                                        day of the  preceding  fiscal period and
                                        ends at the  close  of  business  on the
                                        first to occur of the following: (i) the
                                        last day of each fiscal year (March 31);
                                        (ii) the last day of each  taxable  year
                                        (December  31);  (iii) the day preceding
                                        the date on which  any  contribution  to
                                        the  capital  of the Fund is made;  (iv)
                                        any day as of which the Fund repurchases
                                        any Units of any Member;  or (v) any day
                                        as of which any amount is credited to or
                                        debited from the capital  account of any
                                        Member   other  than  an  amount  to  be
                                        credited to or debited  from the capital
                                        accounts  of all  Members in  accordance
                                        with   their    respective    investment
                                        percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

ALLOCATION OF NET PROFITS AND NET       Net  profits  or net  losses of the Fund
LOSSES                                  for each  fiscal  period  are  allocated
                                        among and  credited  to or debited  from
                                        the  capital  accounts of all Members as
                                        of the last day of the fiscal  period in
                                        accordance with the Members'  respective
                                        investment  percentages  for the  fiscal
                                        period.  These  credits  and debits to a
                                        Member's  capital  account  are in  turn
                                        reflected in changes in the value of the
                                        Member's  Units.   Net  profits  or  net
                                        losses  will  be  measured  as  the  net
                                        change in the value of the net assets of
                                        the Fund  (including  any net  change in
                                        unrealized  appreciation or depreciation
                                        of investments  and realized  income and
                                        gains or losses and  accrued  expenses),
                                        before giving effect to any  repurchases
                                        by the Fund of Units,  and excluding the
                                        amount  of  any  items  to be  allocated
                                        among  the   capital   accounts  of  the
                                        Members  other than in  accordance  with
                                        the   Members'   respective   investment
                                        percentages.  Each  Member's  investment
                                        percentage   will  be  determined   each
                                        fiscal period by dividing, as of the commencement of the period, the balance of the Member's capital account by the sum of the balances of the capital accounts of all Members. (SEE "Capital
                                        Accounts and Allocations--Allocations of
                                        Net Profits and Net Losses.")

                                        Allocations   for  Federal   income  tax
                                        purposes  generally  will be made  among
                                        the  Members so as to reflect  equitably
                                        amounts  credited  or  debited  to  each
                                        Member's capital account for the current
                                        and  prior  fiscal   years.   (SEE  "Tax
                                        Aspects.")

CONFLICTS OF INTEREST                   The   investment   activities   of   the
                                        Adviser,   the  Portfolio  Managers  and
                                        their  affiliates for their own accounts
                                        and for other  accounts  they manage may
                                        give rise to conflicts of interest  that
                                        may    disadvantage   the   Fund.   (SEE
                                        "Conflicts of Interest.")

PURCHASES OF UNITS                      An investor purchases Units in the Fund.
                                        The Units  represent  a capital  account
                                        maintained on the investor's behalf that
                                        reflects the  purchaser's PRO RATA share
                                        of the  Fund's  capital.  An  investor's
                                        capital  account  is used to  facilitate
                                        tax reporting to the investor. Units are
                                        offered  at their  net  asset  value per
                                        Unit, and each Unit purchased represents
                                        a  capital  contribution  to the Fund in
                                        that  amount.   Generally,  the  minimum
                                        initial   investment   in  Units  by  an
                                        investor  is  $50,000   and   subsequent
                                        investments  must be at  least  $25,000.
                                        The  minimum   initial   investment  for
                                        employees  of the  Adviser  or a Selling
                                        Agent  (as  defined   below)  and  their
                                        affiliates,   and   members   of   their
                                        immediate  families  and,  in  the  sole
                                        discretion    of   the    Adviser,    as
                                        applicable, the Managers,  attorneys and
                                        other professionals engaged on behalf of
                                        the Fund and members of their  immediate
                                        families,   is  $25,000  and  subsequent
                                        investments  must be at  least  $10,000.
                                        The   minimum    initial   and   minimum
                                        additional  investment  requirements may
                                        be reduced or  increased by the Board of
                                        Managers.  Under certain  circumstances,
                                        the  minimum  investment  amounts may be
                                        waived,   subject  to  the  approval  of
                                        Robeco   Securities,   L.L.C.   ("Robeco
                                        Securities").

                                        The Fund  expects to offer  Units once a
                                        month,   generally   as  of  the   first
                                        business
                                        day  of  each  month  or  more  or  less
                                        frequently in the sole discretion of the
                                        Board of  Managers.  All  purchases  are
                                        subject to the receipt of cleared  funds
                                        from   the   investor   prior   to   the
                                        applicable  purchase  date  in the  full
                                        amount  of the  purchase.  The  investor
                                        must also  submit a  completed  investor
                                        certification   before  the   applicable
                                        purchase  date.  The  Board of  Managers
                                        reserves   the  right  to   reject   any
                                        purchase for Units and the Board of Managers may, in its sole discretion, suspend purchases of Units at any time.

                                        The Fund has entered into a distribution
                                        agreement (the "Distribution Agreement")
                                        with Robeco Securities,  a subsidiary of
                                        the Adviser,  to act as the  distributor
                                        for    the    sale   of    Units    (the
                                        "Distributor"). Robeco Securities serves
                                        as the  Distributor on a reasonable best
                                        efforts   basis,   subject   to  various
                                        conditions,      and     may      retain
                                        broker-dealers (collectively with Robeco
                                        Securities, the "Selling Agents") to assist in the distribution of Units.

                                        Selling   Agents   generally   will   be
                                        entitled  to a sales load and an ongoing
                                        fee  for  such  services.  The  specific
                                        amount  of  the  sales  load  paid  with
                                        respect   to  a  Member   is   generally
                                        dependent on the size of the  investment
                                        in the Fund, but will not exceed 2.5% of
                                        an   investor's    investment    amount.
                                        (Subject  to that  limit,  however,  the
                                        applicable  schedule  of sales loads may
                                        vary among  Selling  Agents.)  The sales
                                        load will be charged as a percentage  of
                                        an  investor's  investment  amount.  The
                                        sales  load  will  not   constitute   an
                                        investment  made by the  investor in the
                                        Fund.  The sales load may be adjusted or
                                        waived  at the  sole  discretion  of the
                                        applicable Selling Agent in consultation
                                        with  the  Fund  and is  expected  to be
                                        waived   for   the   Adviser   and   its
                                        affiliates,   including  the  directors,
                                        partners,   principals,   officers   and
                                        employees of each of these entities, and employees of the Selling Agents and certain of their affiliates.

                                        In  addition,  as  compensation  for the
                                        sale and  marketing  of Units,  the Fund
                                        pays   Robeco   Securities   an  ongoing
                                        quarterly fee at an  annualized  rate of
                                        0.85% of the  average  net assets of the
                                        Fund during the calendar  quarter (after
                                        adjustment  for any purchases  effective
                                        on that date) (the "Distribution  Fee").
                                        The   Distribution  Fee  is  payable  in
                                        arrears  within  five days after the end
                                        of the quarter. These payments have been
                                        separately   authorized   by  the  Board
                                        pursuant to a distribution plan adopted by the Board.

                                        The Fund has also  entered into a Member
                                        Services  Agreement with the Distributor
                                        to provide (or arrange for the provision
                                        of)    ongoing    Member   and   account
                                        maintenance  services.  As consideration
                                        for  these  services,  the  Fund  pays a
                                        quarterly  Member  servicing  fee to the
                                        Distributor  at an  annualized  rate  of
                                        0.15% of the  average  net assets of the
                                        Fund. The  Distributor  may pay all or a
                                        portion   of  this   amount   to  retain
                                        broker-dealers      ("Member     Service
                                        Providers")   to   provide   Member  and
                                        account   maintenance   services.   (SEE
                                        "Purchases  of  Units--Distribution  and
                                        Member Services.")

INVESTOR ELIGIBILITY                    Units   are   being   offered   only  to
                                        investors who represent  that:  (i) they
                                        are individuals or companies (other than
                                        investment  companies)  that  have a net
                                        worth (or in the case of individuals,  a
                                        joint net worth  with  their  spouse) of
                                        more than $1.5 million or that they meet
                                        certain       other        qualification
                                        requirements; (ii) they are U.S. persons
                                        for  Federal  income tax  purposes;  and
                                        (iii) they are not charitable  remainder
                                        trusts.  Units may not be  purchased  by
                                        nonresident       aliens,        foreign
                                        corporations,    foreign   partnerships,
                                        foreign trusts or foreign estates, each as defined in the Internal Revenue Code of 1986, as amended.

                                        Before  an  investor  may  invest in the
                                        Fund,  a Selling  Agent will require the
                                        investor   to  certify   that  it  meets
                                        applicable    investor     qualification
                                        requirements   and   that  it  will  not
                                        transfer its Units except in the limited
                                        circumstances  permitted under the Third
                                        Amended and Restated  Limited  Liability
                                        Company Agreement of the Fund, dated May
                                        4, 2006 (the "Company Agreement").  (The
                                        form of certification that each investor
                                        will be  asked to sign is  contained  in
                                        Appendix B
                                        of this  Prospectus.)  If an  investor's
                                        executed and completed  certification is
                                        not received on or before the date Units
                                        are to be issued,  the investor's  order
                                        will not be accepted.  The Fund reserves
                                        the  right to  reject  any order for the
                                        purchase  of Units and may,  in its sole
                                        discretion,   suspend  the  offering  of
                                        Units at any time.

INVESTOR SUITABILITY                    AN   INVESTMENT  IN  THE  FUND  INVOLVES
                                        SUBSTANTIAL RISKS AND IS NOT NECESSARILY
                                        SUITABLE FOR ALL ELIGIBLE INVESTORS. You
                                        may lose some or all of your  investment
                                        in the Fund. Before making a decision to
                                        invest in the Fund, you should  consider
                                        whether  the  investment  is  consistent
                                        with your investment goals and needs and
                                        your  financial  situation,  considering
                                        such  factors  as  personal  net  worth,
                                        income,    age,   risk   tolerance   and
                                        liquidity needs.

TRANSFER RESTRICTIONS                   Units held by Members may be transferred
                                        only:  (i) by  operation of law pursuant
                                        to  the  death,   divorce,   bankruptcy,
                                        insolvency,  dissolution or adjudication
                                        of  incompetency  of a  Member;  or (ii)
                                        with  the   consent   of  the  Board  of
                                        Managers  (which may be  withheld in its
                                        sole    discretion).    Under    certain
                                        circumstances, the Board of Managers has
                                        delegated  to the Adviser  authority  to
                                        consent to transfers of Units. The Board
                                        of Managers  has also  delegated  to the
                                        Adviser authority to admit Members.  The
                                        Board of Managers,  or the Adviser,  may
                                        not  consent to a transfer  other than a
                                        transfer:  (i) in which the tax basis of
                                        the Units in the hands of the transferee
                                        is  determined,  in whole or in part, by
                                        reference  to its tax basis in the hands
                                        of the  transferor;  (ii) to  members of
                                        the Member's immediate family (brothers,
                                        sisters,  spouse, parents and children);
                                        (iii) as a distribution from a qualified
                                        retirement   plan   or   an   individual
                                        retirement  account;  or (iv) a transfer
                                        to which the Board of  Managers,  or the
                                        Adviser,  may  consent  pursuant  to the
                                        following   sentence.   The   Board   of
                                        Managers, or the Adviser, may consent to
                                        other pledges, transfers, or assignments
                                        under  such  other   circumstances   and
                                        conditions    as   it,   in   its   sole
                                        discretion, deems appropriate; PROVIDED,
                                        HOWEVER,  that prior to any such pledge,
                                        transfer,  or  assignment,  the Board of
                                        Managers, or the Adviser,  shall consult
                                        with  counsel to the Fund to ensure that
                                        such  pledge,  transfer,  or  assignment
                                        will not cause the Fund to be treated as
                                        a "publicly traded partnership"  taxable
                                        as  a   corporation.   .  In  no  event,
                                        however, will any transferee or assignee
                                        be  admitted  as a  Member  without  the
                                        consent of the Board of Managers, or the
                                        Adviser,  which may be  withheld  in its
                                        sole discretion.  A Member who transfers
                                        Units   may   be   charged    reasonable
                                        expenses,   including   attorneys'   and
                                        accountants' fees, incurred by the Fund in connection with the transfer. (SEE
                                        "Redemptions,  Repurchase  of Units  and
                                        Transfers--Transfers of Units.")

REDEMPTIONS AND REPURCHASES OF          Units  are not  redeemable  and a Member
UNITS BY THE FUND                       has no  right  to  require  the  Fund to
                                        redeem  its  Units.  The Fund  will from
                                        time to time make  offers to  repurchase
                                        Units from  Members  pursuant to written
                                        tenders.  Repurchase offers will be made
                                        at such  times and on such  terms as may
                                        be  determined by the Board of Managers,
                                        in its sole  discretion.  In determining
                                        whether   the  Fund   should   offer  to
                                        repurchase Units from Members, the Board
                                        of   Managers    will    consider    the
                                        recommendations  of  the  Adviser.   The
                                        Adviser  currently  expects that it will
                                        recommend to the Board of Managers  that
                                        the Fund offer to repurchase  Units from
                                        Members four times each year,  as of the
                                        last  day of each  calendar  quarter.  A
                                        repurchase  fee  equal  to  2.0%  of the
                                        value of the Units repurchased, which is
                                        retained by the Fund,  will apply if the
                                        date as of  which  the  Units  are to be
                                        valued for  purposes  of  repurchase  is
                                        less than one year following the date of
                                        a Member's  investment in the Fund.  The
                                        fee  is   intended   to   offset   costs
                                        associated with  short-term  investments
                                        in  the   Fund.   If   applicable,   the
                                        repurchase  fee will be deducted  before
                                        payment of the proceeds of a repurchase.
                                        The Board of Managers will also consider
                                        the following factors,  among others, in
                                        making a determination  as to whether to
                                        make an offer to  repurchase  Units from
                                        Members:  (i) whether  any Members  have
                                        requested the Fund to  repurchase  their
                                        Units;  (ii) the liquidity of the Fund's
                                        assets   (including   the  liquidity  of
                                        investments held by the Master

                                        Fund);  (iii) the  investment  plans and
                                        working  capital   requirements  of  the
                                        Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Units; (vi) the economic condition of the securities markets; and
                                        (vii) the anticipated tax consequences of any proposed repurchases of Units. (SEE "Redemptions, Repurchases of Units and Transfers--No Right of Redemption" and "--Repurchases of Units.")

                                        The Company Agreement generally provides
                                        that the Fund will be  dissolved  if the
                                        Units of any Member that has submitted a
                                        written  request  to the  Fund  for  the
                                        repurchase  of  all  of  its  Units,  in
                                        accordance with the terms of the Company
                                        Agreement,  is  not  repurchased  by the
                                        Fund   within  a  period  of  two  years
                                        following   the  date  the   request  is
                                        received by the Fund.

                                        If a repurchase offer is  oversubscribed
                                        by   Members   who   tender   Units  for
                                        repurchase,  the  Fund  will  repurchase
                                        only a PRO  RATA  portion  of the  Units
                                        tendered by each Member. In addition,  a
                                        Member who tenders for repurchase only a
                                        portion of its Units will be required to
                                        maintain  a  minimum   capital   account
                                        balance of $50,000 (or any lower amount equal to the Member's initial purchase amount), or such other amount as is determined by the Board of Managers. The Fund maintains the right to reduce the amount to be repurchased from a Member so that the required minimum capital account balance is maintained.

                                        The Fund may redeem Units if, among other reasons, ownership of the Units by a Member would cause the Fund, the Master Fund or the Adviser to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction.

TAXATION Counsel to the Fund has rendered an opinion that the Fund will be classified as a partnership and not as an association taxable as a corporation for Federal tax purposes. Counsel to the Fund also has rendered an opinion that, under a "facts and circumstances" test, the Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Fund's taxable income or loss.

                                        If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation (as a result of a successful challenge to the opinions rendered by counsel to the Fund or otherwise), the taxable income of the Fund would be subject to corporate income tax and any distributions of profits from the Fund would be treated as dividends. (SEE "Tax Aspects.")

 ERISA PLANS AND OTHER TAX-             Because the Fund and the Portfolio Funds
 EXEMPT ENTITIES                        may use leverage and the Portfolio Funds
                                        may   engage   in    certain    business
                                        activities, tax-exempt investors subject
                                        to  the   Employee   Retirement   Income
                                        Security   Act  of  1974,   as   amended
                                        ("ERISA"),    and    other    tax-exempt
                                        investors may incur income tax liability
                                        to the extent  the  Fund's  transactions
                                        are treated as giving rise to  unrelated
                                        business taxable income. The Fund is not
                                        designed for  investment  by  charitable
                                        remainder  trusts and,  therefore,  such
                                        trusts  may  not  purchase  Units.  (SEE
                                        "ERISA    Considerations"    and    "Tax
                                        Aspects.")

REPORTS TO MEMBERS                      The Fund will furnish to Members as soon
                                        as practicable after the end of each taxable year such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

                                        THE  FUND'S  ABILITY  TO  PROVIDE  FINAL
                                        SCHEDULES  K-1 TO MEMBERS  FOR ANY GIVEN
                                        TAX  YEAR  PRIOR  TO  APRIL  15  OF  THE
                                        FOLLOWING  YEAR WILL DEPEND UPON WHEN IT
                                        RECEIVES THE REQUISITE  INFORMATION FROM
                                        PORTFOLIO  FUNDS.  (SEE "ADDITIONAL RISK
                                        FACTORS--SPECIAL  RISKS OF MULTI-MANAGER
                                        STRUCTURE.") THE FUND WILL

                                        PROVIDE   SCHEDULES   K-1  AS   SOON  AS
                                        PRACTICABLE   AFTER  IT   RECEIVES   ALL
                                        NECESSARY INFORMATION.  HOWEVER,  DELAYS
                                        FREQUENTLY    OCCUR.    MEMBERS   SHOULD
                                        THEREFORE    BE   PREPARED   TO   OBTAIN
                                        EXTENSIONS OF THE FILING DATES FOR THEIR
                                        FEDERAL,  STATE  AND  LOCAL  INCOME  TAX
                                        RETURNS, IF ANY.

                                        The  Fund  sends  Members  an  unaudited
                                        semi-annual and an audited annual report
                                        within  60 days  after  the close of the
                                        period  for  which  the  report is being
                                        made,  or as  otherwise  required by the
                                        1940  Act.  Members  also  will  be sent
                                        quarterly  reports  regarding the Fund's
                                        operations   after   the   end  of  each
                                        quarter. Any Member may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

TERM The Fund's term is perpetual unless the Fund is otherwise terminated under the terms of the Company Agreement.

FISCAL YEAR AND TAXABLE YEAR            For  accounting  purposes,   the  Fund's
                                        fiscal  year  is  the  12-month   period
                                        ending on March 31. The 12-month period ending December 31 of each year is the taxable year of the Fund.

ADMINISTRATOR                           Pursuant to an administration  agreement
                                        (the  "Administration  Agreement"),  SEI
                                        Investments  Global Funds  Services (the
                                        "Administrator")     provides    various
                                        administrative  services  to  the  Fund,
                                        including  fund   accounting,   investor
                                        accounting   and   taxation    services,
                                        maintaining the register of the Fund and
                                        generally performing all actions related
                                        to the  issuance  and transfer of Units;
                                        performing   all  acts  related  to  the
                                        repurchase of Units; and performing all other clerical services necessary in connection with the administration of the Fund. The Administrator may delegate certain of its administrative functions.
                                        The Administrator also serves as the transfer agent for the Units.

                                        Pursuant    to    the     Administration
                                        Agreement, the Administrator provides or arranges for the provision of similar administrative services to the Master Fund.

CUSTODIAN AND ESCROW AGENT              SEI Private Trust Company  serves as the
                                        custodian for the assets of the Fund and the Master Fund. UMB Bank, n.a. serves as the escrow agent for the assets of the Fund.

                            SUMMARY OF FUND EXPENSES

     The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.


     INVESTOR TRANSACTION EXPENSES
       Maximum Sales Load (as a percentage of offering price) (1)..............................    2.50%
       Repurchase Fee (as percentage of value of Units repurchased)............................    2.00%
       (applies to repurchases of Units less than one year after date of investment)

     ANNUAL EXPENSES (as a percentage of net assets attributable to Units)
        Management Fee (2)......................................................................    0.75%
        Other Expenses (3)......................................................................    1.78%
        Acquired Fund Fees and Expenses (4).....................................................    6.05%
        Total Annual Expenses (5)...............................................................    8.58%
               Less:  Amount Paid or Absorbed Under Expense Limitation Agreement (5)............  (0.28%)
        Net Annual Expenses (5).................................................................    8.30%

-------------

(1) In connection with initial and additional investments, investors may be charged a sales load of up to 2.5% of the amounts transmitted in connection with their capital contributions. No sales load will be charged to certain types of investors. (See "Purchases of Units --Distribution and Member Services.")

(2) Includes only the Master Fund Advisory Fee. The Fund's Advisory Fee is NOT reflected in this table since, under the Advisory Agreement, the Fund is not subject to the Advisory Fee so long as substantially all of the Fund's assets are invested in the Master Fund.

(3) Reflects all expected ordinary operating expenses for the current fiscal year, including a Distribution Fee of 0.85% and a Member Servicing Fee of 0.15%. "Other Expenses" include ordinary operating expenses of the Master Fund (including a Master Fund Administration Fee, but not the Master Fund Advisory Fee, which is noted separately in the table) that are expected to be borne by the Fund for the current fiscal year. "Other Expenses" do not include any fees or expenses charged by a Portfolio Fund (which are reflected separately under "Acquired Fund Fees and Expenses"). The amount of the Fund's average net assets used in calculating this percentage was based on net assets of approximately $87.7 million as of March 31, 2010. For a more complete description of the various fees and expenses of the Fund, SEE "Fees and Expenses," "The Adviser" and "Purchases of Units."

(4) Includes the fees and expenses of the Portfolio Funds in which the Master Fund is already invested and intends to invest based upon the anticipated net proceeds from this offering. Specifically, a Portfolio Fund is generally expected to be subject to management fees that range between 1.0%-2.0% of the total net assets managed by a Portfolio Manager and performance fees or incentive allocations that range between 15%-25% of its net capital appreciation (if any). Fees and expenses of Portfolio Funds are based on historic fees and expenses. Future Portfolio Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Portfolio Funds, which may fluctuate over time. The amount of the Fund's average net assets used in calculating this percentage was based on net assets of approximately $87.7 million as of March 31, 2010.

(5) This amount is estimated for the current fiscal year. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses as well as the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Fund) to the extent necessary to limit the ordinary operating expenses of the Fund to 2.25% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which they were incurred, and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses for any year to exceed the Expense Limitation in effect at the time of reimbursement. The Expense Limitation Agreement will remain in effect until terminated by the Fund. None of the fees charged to the Master Fund by a Portfolio Fund will be subject to the Expense Limitation Agreement. (SEE "Fees and Expenses.")

     The purpose of the table above and the example below is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, SEE "The Adviser," "Fees and Expenses" and "Purchases of Units." "Other Expenses," as shown above, is based on Fund net assets of approximately $87.7 million as of March 31, 2010.

     EXAMPLE:

     The example below is based on the fees and expenses set forth above and assumes that the Expense Limitation Agreement remains in effect (and also reflects the maximum 2.5% sales load that may be assessed on a $50,000 investment in the Fund). IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The Fund's actual rate of return may be greater or less than the hypothetical 5% return assumed in the example.

     An investor would pay the following expenses on a $50,000 investment, assuming a 5% annual return:*

                        1 YEAR        3 YEARS          5 YEARS          10 YEARS
                        ------        -------          -------          --------
                        $5,229        $12,799          $19,877          $35,626

------------------------
* On an investment of $1,000, the Example would be as follows:

     EXAMPLE:

     An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                        1 YEAR        3 YEARS          5 YEARS          10 YEARS
                        ------        -------          -------          --------
                         $105           $256             $398             $713

                              FINANCIAL HIGHLIGHTS

     The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund's annual reports for the fiscal years ended March 31, 2010, March 31, 2009, March 31, 2008, March 31, 2007 and March 31, 2006 (each, an "Annual Report" and collectively, the "Annual Reports") which have been audited by Anchin, Block & Anchin LLP ("ABA"). ABA's report, along with the Fund's and the Master Fund's financial statements, are included in the Annual Reports. The Fund's Annual Reports and semi-annual reports have been filed with the Securities and Exchange Commission (the "SEC") and are available on the SEC's website at www.sec.gov, and are also available upon request by calling (866) 773-7145. The Fund's financial statements for the fiscal year ended March 31, 2010 are included in the Fund's Statement of Additional Information, dated [__________] (the "SAI"), which is available upon request from the Fund. The SAI also contains the financial statements of the Master Fund for the fiscal year ended March 31, 2010, which have been audited by ABA.



                                                                                                                    For the period
                                                                                                                     June 8, 2005
                                                For the year    For the year     For the year     For the year   (date of inception)
                                              ended March 31,  ended March 31,   ended March 31,    ended March         through
                                                    2010            2009             2008           31, 2007       March 31, 2006
                                                 (audited)       (audited)         (audited)        (audited)         (audited)
                                              --------------------------------------------------------------------------------------

PER UNIT OPERATING PERFORMANCE
Beginning net asset value                     $       920.13    $     1,105.12    $    1,141.44     $    1,061.24    $  1,000.00
Income/(loss) from operations*:
  Net investment loss                         $       (16.94)   $       (24.12)   $      (25.30)    $      (26.36)   $     (8.03)
  Net realized and unrealized appreciation/
       (depreciation) from Robeco-Sage
       Multi-Strategy Master Fund, L.L.C.     $       138.32    $      (160.87)   $      (11.02)    $      106.56    $     69.27
                                              --------------------------------------------------------------------------------------
Net change in net assets resulting from
operations                                    $       121.38    $      (184.99)   $      (36.32)    $       80.20    $     61.24
                                              --------------------------------------------------------------------------------------
Ending net asset value                        $     1,041.51    $       920.13    $    1,105.12     $    1,141.44    $  1,061.24
                                              ======================================================================================

Total Return                                          13.19%          (16.74)%          (3.18)%            7.56%        6.12%(1)

Net assets, end of period (000's)             $       82,496    $       84,437    $     112,670     $   65,647       $    21,285

                                                                                                                   For the period
                                                                                                                     June 8, 2005
                                                For the year    For the year     For the year     For the year   (date of inception)
                                              ended March 31,  ended March 31,   ended March 31,    ended March         through
                                                    2010            2009             2008           31, 2007       March 31, 2006
                                                 (audited)       (audited)         (audited)        (audited)         (audited)
                                              --------------------------------------------------------------------------------------

RATIOS TO AVERAGE NET ASSETS(7)
Expenses, before waivers and reimbursements        3.03%            2.74%             2.34%             3.56%             6.09%(3)
(2)

Expenses, net of waivers and reimbursements       2.36%(5)          2.37%(5)          2.25%              2.50%          2.50%(3)
(2)

Net investment loss, before waivers and           (2.36)%          (2.70)%           (2.25)%            (3.46)%        (5.90)%(3)
reimbursements

Net investment loss, net of  waivers and          (1.68)%          (2.33)%           (2.16)%            (2.40)%        (2.31)%(3)
reimbursements

Portfolio turnover rate                              32.12%(8)     38.25%(6)         17.47%              7.82%          0.00%(4)

* Per share calculations were performed using average shares for the period.
(1)  Total return is for the period indicated and has not been annualized.
(2)  Expenses of Portfolio Funds are not included in the expense ratio.
(3) Annualized, with the exception of non-recurring organizational expenses of $67,500.
(4)  Not annualized.
(5) Expense ratio is greater then the expense cap of 2.25% due to inclusion of extraordinary expenses that are not covered by the expense cap as further described in Note 4.
(6) Portfolio turnover rate represents the rate for Robeco-Sage Multi-Strategy Fund, L.L.C. from April 1, 2008 to December 31, 2008 and the rate for Robeco-Sage Multi-Strategy Master Fund, L.L.C. from January 1, 2009 to March 31, 2009.
(7)  Includes amounts allocated from the Master Fund.
(8) Portfolio turnover rate represents the rate for Robeco-Sage Multi-Strategy Master Fund, L.L.C.

Note: The expense ratios, the net investment loss ratio, and the total return percentage are calculated for the Members taken as a whole. The computation of such ratios and return based on the amount of expenses charged to any specific Member may vary from the overall ratios presented in the financial statements as a result of the timing of capital transactions.

                                    THE FUND

     Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund"), a recently formed Delaware limited liability company that is also registered under the 1940 Act. Prior to January 1, 2009, the Fund operated as a stand-alone fund, investing directly in Portfolio Funds. The Fund now operates through a "master/feeder" structure where investments in the Portfolio Funds are made through the Master Fund. The Master Fund has the same investment objective and substantially the same investment policies as those of the Fund.

     The Fund's principal office is located at c/o Robeco Investment Management, Inc., 909 Third Avenue, 32nd Floor, New York, New York, 10022, and its telephone number is (212) 908-9660. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve on the board of managers of the Fund (the "Board of Managers"). Investors who purchase units of limited liability company interests in the Fund ("Units") in the offering being made hereby will become members of the Fund ("Members").

                        USE OF PROCEEDS; CASH EQUIVALENTS

     The net proceeds of the offering of Units (after payment of expenses) are expected to be invested at all times in accordance with the investment objective and policies of the Fund. During periods of adverse market conditions in the securities markets, as determined by the Adviser (as defined below), the Fund or the Master Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash. The Fund and the Master Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (SEE "Investment Practices and Related Risk Factors--Money Market Instruments.") The Portfolio Managers may also invest in such cash equivalents.

                                    STRUCTURE

     The Fund is a specialized investment vehicle that combines many of the features of a hedge fund with those of a closed-end investment company. Hedge funds are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (often over $1 million) through private placements to a limited number of high net worth individuals and institutional investors. The investment advisers of these funds are typically compensated through asset-based fees and performance-based allocations. Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts that usually are managed more conservatively than most hedge funds. They generally impose relatively modest minimum initial investment requirements (often less than $2,000) and are publicly offered to a broad range of investors. The managers of these companies are typically compensated through asset-based (but not performance-based) fees.

     The Fund is similar to a hedge fund in that, through its investment in the Master Fund, its assets are actively managed and the Units are sold solely to high net worth individuals and institutional investors, but differs from a typical hedge fund in that it permits investments in relatively modest minimum denominations. The structure of the Fund is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many hedge funds.

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVE

     The Fund's investment objective is to achieve long-term capital appreciation while attempting to reduce risk and volatility. The Fund seeks to accomplish its investment objective by investing substantially all of its assets in the Master Fund. The Master Fund, in turn, invests its assets primarily in hedge funds, joint ventures, investment companies, and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies.

     At present, there are a number of money managers whose services are not generally available to the investing public. These managers, who generally place stringent restrictions on the number of persons whose money they will manage, employ a wide variety of investment strategies and techniques. By investing through this diverse group, the Master Fund seeks to provide investors with access to the varied skills and expertise of these managers while at the same time seeks to lessen the risks and volatility associated with investing through any single money manager. An investment in the Fund also enables investors to avoid, to a significant extent, the high minimum investment requirements typically imposed on individual investors by Portfolio Managers.

     The Master Fund expects to invest among broad categories of investment strategies and techniques. Robeco Investment Management, Inc. (the "Adviser") will not follow a rigid investment policy which would limit the Master Fund from participating in any single market, strategy or investment. Portfolio Managers are permitted to utilize leverage and invest in long and short positions in equities, options, warrants, fixed income securities, financial and commodity futures, currency forwards, over-the-counter derivative instruments, securities that lack active public markets, repurchase and reverse repurchase agreements, preferred stocks, convertible bonds and other financial instruments. When they determine that such an investment policy is warranted, Portfolio Managers may invest without limitation in cash and cash equivalents.

     PORTFOLIO MANAGER SELECTION PROCESS. It is the responsibility of the Adviser to research and determine the identity of the Portfolio Managers, to satisfy itself as to the suitability of the terms and conditions of the investment companies they manage (or, where relevant, to negotiate the respective investment advisory agreements) and to allocate and reallocate the Master Fund's assets among Portfolio Managers. The Adviser will allocate the Master Fund's assets among Portfolio Managers using its proprietary knowledge and experience to seek the optimal mix of investment sectors and styles given its outlook for the economic and investment environment. The Master Fund will not invest more than 20% of its net asset value (measured at the time an investment is made) in the investment program of any single Portfolio Manager.

     The Adviser is responsible for selecting Portfolio Managers and determining the portion of the Master Fund's assets to be allocated to each Portfolio Manager. Portfolio Managers are generally chosen on the basis of some or all of the following selection criteria established by the Adviser, including an analysis of the Portfolio Manager's performance during various time periods and market cycles, the Portfolio Manager's reputation, experience, training and investment philosophy and policies, whether the Portfolio Manager has an identifiable track record and/or the degree to which the Portfolio Manager has a personal investment in the investment program. In addition, the Portfolio Manager's ability to provide requested reporting and its internal controls are considered. Prior to investing with a Portfolio Manager, the Adviser will meet with the Portfolio Manager to discuss the Portfolio Manager's investment program and organization. Portfolio Managers are generally compensated on terms which will usually include asset-based and performance-based fees or allocations made by, or charged to, the relevant Portfolio Fund.

     Portfolio Managers may invest in a wide range of instruments, including, but not limited to, U.S. and foreign equities and equity-related instruments, currencies, commodities, futures and fixed income and other debt-related instruments, cash and cash equivalents, options and warrants. The Adviser expects that Portfolio Managers will utilize both over-the-counter and exchange traded instruments (including derivative instruments), trade on margin and engage in short sales. In addition, Portfolio Managers are permitted to utilize leverage, without limit.

     The Master Fund's multi-asset, multi-manager structure seeks to take advantage of broad market opportunities. The Master Fund will not follow a rigid investment policy that would restrict it from participating in any market, strategy or investment. In fact, subject to certain limitations described herein, the Master Fund's assets may be deployed in whatever markets or strategies are deemed appropriate under prevailing economic and market conditions to attempt to achieve long-term capital appreciation. The Adviser seeks to monitor each Portfolio Manager on a regular basis, by reviewing, among other things, information on performance, portfolio exposures and risk characteristics. The identity and number of Portfolio Managers is likely to change over time. The Adviser may withdraw from or invest in different Portfolio Funds without prior notice to, or the consent of, the Members.

     The Adviser has developed a disciplined and detailed program for identifying, evaluating and monitoring Portfolio Managers. After allocating assets to a Portfolio Manager, the Adviser reviews the Portfolio Manager's investment performance and other factors in determining whether allocation of the Master Fund's assets to the Portfolio Manager continues to be appropriate.

     As noted above, Portfolio Managers generally conduct their investment programs through Portfolio Funds. Portfolio Funds in which the Master Fund invests are not expected to be registered under the 1940 Act.

     PORTFOLIO FUNDS AND PORTFOLIO ACCOUNTS. The Master Fund invests its assets primarily in Portfolio Funds. Although it is not currently anticipated, the Master Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Master Fund's assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the Master Fund will be the sole limited partner). Any arrangement in which the Master Fund retains a Portfolio Manager to manage a separate account or separate investment vehicle is referred to as a "Portfolio Account." Portfolio Managers for which such an investment vehicle is formed and Portfolio Managers who manage assets directly for the Master Fund on a managed account basis are collectively referred to as "Sub-Managers."

     The Master Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an order of the SEC (or assurances from the SEC staff) under which the Master Fund's contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. The Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Master Fund may purchase non-voting securities of, or irrevocably waive its right to vote its interests in, Portfolio Funds. This determination is generally made by the Adviser, in consultation with counsel to the Master Fund. In this regard, the board of managers of the Master Fund (the "Master Fund Board") has adopted procedures relating to the Master Fund's waiver of voting rights, for purposes of assuring adherence to the foregoing limitations. Although the Master Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Master Fund to limit its position in any one Portfolio Fund, if investments in a Portfolio Fund by the Master Fund will equal or exceed 25% of the Portfolio Fund's assets, or such lower percentage limit as may be determined by the Master Fund in

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

consultation with its counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

     PORTFOLIO FUND INVESTMENT PRACTICES. Unregistered investment funds typically provide greater flexibility than traditional investment funds (E.G., registered investment companies) as to the types of securities that may be owned, the types of trading strategies that may be employed and, in some cases, the amount of leverage that may be used. Portfolio Managers utilized by the Master Fund may invest and trade in a wide range of securities, financial instruments and markets and may pursue a variety of investment strategies. These investments may include, but are not limited to, U.S. and foreign equity and fixed income securities. The investment programs of Portfolio Managers may also involve the use of a variety of sophisticated investment techniques, for both hedging and non-hedging purposes, including: short sales of securities; use of leverage (I.E., borrowing money for investment purposes); and transactions in derivative securities and other financial instruments such as swaps, stock options, index options, futures contracts and options on futures. These techniques may, in some cases, be an integral part of a Portfolio Manager's investment program and involve significant risks. Portfolio Managers are generally not limited in the markets (either by location or type, such as large capitalization, small capitalization or foreign markets) in which they invest or the investment discipline that they may employ (such as value or growth or bottom-up or top-down analysis).

     For purposes of complying with applicable investment restrictions and investment limitations imposed by the 1940 Act, the Master Fund will "look through" to the underlying investments of any Portfolio Account that the Master Fund may establish. However, Portfolio Funds in which the Master Fund invests are not subject to the investment restrictions of the Fund or the Master Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

     TEMPORARY INVESTMENTS. During periods of adverse market conditions in the securities markets, as determined by the Adviser, the Fund or the Master Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash. The Fund and the Master Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (SEE "Investment Practices and Related Risk Factors--Money Market Instruments.")

     THE FUND'S INVESTMENT PROGRAM IS SPECULATIVE AND ENTAILS SUBSTANTIAL RISKS. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUND, THE MASTER FUND OR ANY PORTFOLIO FUND WILL BE ACHIEVED OR THAT THEIR INVESTMENT PROGRAMS WILL BE SUCCESSFUL. IN PARTICULAR, USE OF LEVERAGE, SHORT SALES AND DERIVATIVE TRANSACTIONS BY PORTFOLIO MANAGERS, AND LIMITED DIVERSIFICATION CAN, IN CERTAIN CIRCUMSTANCES, RESULT IN SIGNIFICANT LOSSES TO THE MASTER FUND, AND, THEREFORE, THE FUND. INVESTORS SHOULD CONSIDER THE FUND AS A SUPPLEMENT TO AN OVERALL INVESTMENT PROGRAM AND SHOULD INVEST ONLY IF THEY ARE WILLING TO UNDERTAKE THE RISKS INVOLVED. INVESTORS IN THE FUND COULD LOSE SOME OR ALL OF THEIR INVESTMENT.

INVESTMENT STRATEGIES

     The Master Fund seeks to provide investors with exposure to a mix of hedge fund strategies by investing in Portfolio Funds. The Adviser follows a well-developed investment process consisting of a rigorous evaluation of Portfolio Managers.

     The Portfolio Managers with whom the Master Fund invests may employ one or more of the investment strategies discussed below, among others. The discussion of particular strategies below is not, in any way, intended to predict the mix of strategies that will be represented in the Fund's portfolio. In fact, only a limited selection of the depicted strategies may be represented in the portfolio.

                         CONTROLLED RISK/RELATIVE VALUE

     Controlled risk/relative value investing involves taking simultaneous long and short positions in closely-related markets. This strategy relies on the exploitation of market inefficiencies, without speculating on the direction of interest rates, currency exchange rates or equity prices, and without assuming an unhedged exposure to any particular market.

     o CONVERTIBLE ARBITRAGE. Convertible arbitrage involves the purchase of an undervalued convertible bond, while hedging with a short position in the underlying equity. The future relationship of the prices of the two securities can be reasonably predicted, and profits are made as the price of the convertible bond converges to its fair value.

     o MORTGAGE-BACKED SECURITIES ARBITRAGE. This investment technique exploits relative-value inefficiencies in the mortgage-backed securities market. Undervalued assets are purchased and hedged and overvalued assets are sold short, resulting in a positive return to the investor regardless of movements in interest rates or the incidence of mortgage prepayments.

     o CLOSED-END FUND ARBITRAGE. This strategy involves the purchase of closed-end funds trading at significant discounts to their portfolio values. The Portfolio Manager hopes to profit from the mispricing of the closed-end fund's net asset value and the value of the fund's underlying financial instruments, but Portfolio Managers typically hedge these positions through index options or futures that closely represent the make-up of the specific closed-end fund or the market in general.

     o MULTI-STRATEGY ARBITRAGE. Multi-strategy arbitrage funds utilize a combination of arbitrage techniques to achieve their performance objective. The most common arbitrage strategies used include merger arbitrage, convertible arbitrage, equity and statistical arbitrage, and fixed-income arbitrage. These Portfolio Managers have the unique ability to shift capital across strategies based on the market environment and the opportunities available in the financial markets.

                                  EVENT-DRIVEN

     Event-driven investing is a strategy that focuses on the securities of companies undergoing some material structural changes. These changes can come in the form of mergers, acquisitions and other transactions.

     o DISTRESSED/HIGH-YIELD. The distressed or high-yield strategy involves investing in the securities of companies experiencing financial or operational difficulties. These securities generally are of below investment grade quality and trade at substantial discounts to par value and, in part, each strategy is premised on the need for certain classes of investors to sell low-credit instruments. Profits are made based on two kinds of mispricings: (i) fundamental or intrinsic value; and (ii) relative value between comparable securities.

     o MERGER ARBITRAGE. Merger arbitrage entails investing in the securities of companies involved in mergers or acquisitions. In a typical stock acquisition transaction, merger arbitrageurs will purchase the stock of the target company and sell short the stock of the acquirer with the objective of realizing profits as the spread between the stock price of the target company converges with the stock price offered by the acquiring company. In a typical cash tender offer, this strategy may involve the purchase of the stock of the target company with the objective of profiting from the difference between the stock's current market price and the announced offer price. In both examples, the realization of profit depends on the consummation of the merger or acquisition. Other sources of income for this strategy include dividend payments and rebates net of expenses.

     o SPECIAL SITUATIONS. Special situation investing involves the purchase and sale of stocks of companies involved in spin-offs, capital structure reorganizations, liquidations and other similar corporate restructuring events. This strategy involves seeking profits by taking positions in financial instruments that become mispriced due to these special situations.

                                     EQUITY

     Equity investing involves the purchase and sale of listed equity and equity-related financial instruments usually based on fundamental research and analysis. Portfolio Managers may invest opportunistically in several sectors or they may be sector specialists.

     o LONG-BIASED EQUITY. Long-biased equity investing generally involves the purchase of financial instruments a Portfolio Manager believes are undervalued. Long-biased Portfolio Managers generally have low short exposure and maintain a net exposure usually in excess of 60% net long.

     o HEDGED-EQUITY. Hedged-equity investing involves the purchase of financial instruments that a Portfolio Manager believes are undervalued and the short sale of financial instruments the Portfolio Manager determines to be overvalued. Hedged-equity Portfolio Managers seek to manage market risk by varying their levels of long and short exposure.

     o SHORT-BIASED EQUITY. Short-biased equity investing involves the purchase and short sale of equity and equity-related financial instruments. A short sale involves selling the securities of issuers that the Portfolio Manager believes are overvalued based upon an assessment of the prospects of those issuers. Portfolio Managers using this strategy consider a wide range of factors in determining whether a security is overvalued, and may sell a security short because: (a) an issuer has negative cash flows; (b) the security has an exceedingly high market value relative to the value of the assets or the earnings or expected earnings of the issuer; or (c) the issuer is operating at a deficit. Short-biased Portfolio Managers will generally be net short and maintain higher exposures on the short side relative to the long side.

                                      MACRO

     Macro strategies involve taking long and short positions in financial instruments based on a top-down view of economic and capital market conditions. Portfolio Managers begin evaluating opportunities based on economic factors, working their way down to industry, sector, and company specific fundamentals. Investments are usually made in a wide variety of instruments including stocks, bonds, currencies, derivatives and commodities. Portfolio Managers pursuing macro strategies make judgments about the expected future price direction of these instruments and express that opinion by taking long or short positions in these instruments.

     o FUNDAMENTAL/OPPORTUNISTIC. Macro opportunistic Portfolio Managers use the top-down approach to identify long and short investment opportunities, and rely on a wide range of tools to assist in making these judgments, including, but not limited to, relying on instinct and human judgment. Interest rates, along with other economic indicators, are the main tools used in the research and security selection process.

     o SYSTEMATIC/SHORT-TERM TRADING. Systematic/short-term trading Portfolio Managers utilize proprietary computer-based models and trading strategies in seeking to profit from long and short investment opportunities. These Portfolio Managers usually employ very active, high portfolio turnover trading strategies in order to capture profits from shorter-term trading patterns and trends that emerge from macro-related factors.

     o COMMODITIES. Portfolio Managers in this area purchase and sell commodity futures and related options contracts based on supply and demand factors affecting pricing within each market. The commodity futures contracts traded may include agricultural commodities (such as corn, oats, wheat and oils), metals (such as gold, silver, copper, platinum and palladium), energy products (such as crude oil, gasoline, heating oil, natural gas, coal and propane), along with equity/bond index and currency futures. Certain Portfolio Managers also use commodity-related equities to implement their strategies.

NEGOTIATION OF TERMS

     In some cases, the Adviser actively negotiates the terms of an investment with a Portfolio Manager. The primary items that may be negotiated are management and incentive fees, liquidity and reporting transparency. These revised terms are typically reflected in a "side letter" that modifies the generic offering terms.

REDEMPTION OF INVESTMENTS

     When determined to be appropriate, the Adviser will withdraw the Master Fund's investment from a Portfolio Fund. These withdrawals can be for structural or strategic reasons (E.G., to emphasize a certain strategy based on market conditions) or for specific reasons (E.G., strategy/style drift; departure of key personnel; underperformance relative to peers or relative to expectations). Withdrawals may also be made to fund repurchase requests.

PORTFOLIO MANAGERS

     The identity and number of Portfolio Managers will change over time. The Adviser may withdraw from or invest in Portfolio Funds in its discretion. The retention of a Sub-Manager to manage a Portfolio Account is subject to the approval of the Board of Managers and the Master Fund Board, including a majority of the persons comprising the board of managers of each of the Fund and the Master Fund who are not "interested persons," as defined by the 1940 Act, of the Fund or the Master Fund. It is also subject to the approval of the Adviser. The retention of a Sub-Manager will in such cases also be subject to approval by investors in the Fund, unless the Fund seeks and obtains an order of the SEC exempting the Fund from this requirement. The Master Fund's participation in any Portfolio Account arrangement will be subject to the requirement that the Sub-Manager be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and the Fund's and the Master Fund's contractual arrangements with the Sub-Manager will be subject to the requirements of the 1940 Act applicable to investment advisory contracts. The termination of Portfolio Managers and the addition of Portfolio Managers that do not manage Portfolio Accounts do not require the approval of investors in the Fund.

     Certain of the Portfolio Managers chosen for the Master Fund's portfolio may be registered as investment advisers under the Advisers Act, or similar state statutes. The Adviser does not require any Portfolio Managers it selects for the Fund or the Master Fund to be so registered.

BORROWING; USE OF LEVERAGE

     The Fund and the Master Fund generally do not expect to engage in borrowings other than on a short-term or temporary basis. Portfolio Funds generally are permitted to borrow money for a variety of purposes. The use of borrowings for investment purposes is known as "leverage" and involves a high degree of risk. Any borrowings for investment purposes (other than on a short-term or temporary basis) by the Fund or the Master Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund or the Master Fund. The investment programs of certain Portfolio Managers may make extensive use of leverage.

     The Fund and the Master Fund are subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's and the Master Fund's total indebtedness may not exceed one-third the value of their total assets (including such indebtedness). These limits do not apply to the Portfolio Funds (except for Portfolio Funds that are registered under the 1940 Act) and, therefore, the Master Fund's and, thus, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds. (SEE "Investment Practices and Related Risk Factors--Leverage.") The Asset Coverage Requirement applies to borrowings by the Fund, as well as to other transactions by the Fund and the Master Fund that can be deemed to result in the creation of a "senior security." Generally, in conjunction with investment positions for the Fund and the Master Fund that are deemed to constitute senior securities, the Fund and the Master Fund must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities. Segregation of assets or covering investment positions with offsetting portfolio securities may limit the Fund's and the Master Fund's ability to otherwise invest those assets or dispose of those securities.

                  INVESTMENT PRACTICES AND RELATED RISK FACTORS

GENERAL

     All investments made by the Fund and the Master Fund risk the loss of capital. The Portfolio Managers may utilize such investment techniques as margin transactions, short sales, option transactions and forward and futures contracts, which practices can, in certain circumstances, maximize the adverse impact to which the Fund, through the Master Fund, may be subject. No guarantee or representation is made that the Fund's or the Master Fund's program will be successful, and investment results may vary substantially over time. (SEE "Investment Program.")

     This section discusses the types of financial instruments that are used by Portfolio Managers, the types of investment practices that may be used and the risk factors associated with these instruments and practices. The impact of a particular risk on a Portfolio Fund will, in turn, have a corresponding impact on the Master Fund and, therefore, the Fund.

     PAST RESULTS OF THE PORTFOLIO MANAGERS SELECTED BY THE ADVISER ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.

EQUITY SECURITIES

     Portfolio Funds' investments may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. Portfolio Funds also may invest in depositary receipts relating to foreign securities. (SEE "Foreign Securities" below.) Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

     Portfolio Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies because these securities typically are traded in lower volume and the issuers typically are subject to greater changes in earnings and prospects. Portfolio Managers may purchase securities in all available securities trading markets.

     COMMON STOCKS. Common stocks are shares of a corporation or other entity that entitle the holder to a PRO RATA share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior securities. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

     PREFERRED STOCKS. Preferred stock generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer's common stock, but ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

     CONVERTIBLE SECURITIES. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

     The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

     A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by a Portfolio Fund is called for redemption, a Portfolio Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on a Portfolio Fund's ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

BONDS AND OTHER FIXED-INCOME SECURITIES

     Portfolio Funds may invest in bonds and other fixed-income securities. Portfolio Managers will invest in these securities when they offer opportunities for capital appreciation and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

     Fixed-income securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (I.E., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (I.E., market risk).

     Portfolio Managers may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by a Portfolio Manager to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from an NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

FOREIGN SECURITIES

     Portfolio Managers may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Foreign securities in which Portfolio

Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S. These factors include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of a Portfolio Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in domestic securities.

     Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of a Portfolio Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, a Portfolio Fund may incur costs in connection with conversion between various currencies. The foregoing risks may be greater in emerging and less developed countries. (SEE "Investment Practices and Related Risk Factors--Emerging Market Investments.")

     A Portfolio Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving a Portfolio Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by a Portfolio Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when a Portfolio Fund anticipates purchasing or selling a foreign security. This technique would allow the Portfolio Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of a Portfolio Fund's existing holdings of foreign securities. There may be, however, imperfect correlation between a Portfolio Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue a Portfolio Fund's investment objective, such as when a Portfolio Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Portfolio Fund's investment portfolio. There is no requirement that the Portfolio Funds hedge all or any portion of their exposure to foreign currency risks.

NON-DIVERSIFIED STATUS

     The Fund and the Master Fund are "non-diversified" investment companies. Thus, there are no percentage limitations imposed by the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. Also, there generally are no requirements that the investments of Portfolio Funds be diversified. The portfolio of the Master Fund may, therefore, be subject to greater risk than the portfolio of a similar fund that diversifies its investments. To address this risk, the Master Fund will not invest more than 20% of its net asset value (measured at the time an investment is made) in the investment program of any single Portfolio Manager. The Adviser believes that this approach can help to reduce overall investment risk.

LEVERAGE

     Some or all of the Portfolio Managers may make margin purchases of securities and, in that regard, can borrow money from brokers and banks for investment purposes. This practice, which is known as "leverage," is speculative and involves certain risks. The Fund and the Master Fund may also borrow money as discussed under "Investment Program--Borrowing; Use of Leverage."

     Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.

     Although leverage can increase investment return if a Portfolio Fund earns a greater return on investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Portfolio Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of

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

leverage will therefore magnify the volatility of changes in the value of investments held by Portfolio Funds that engage in this practice. In the event that a Portfolio Fund's equity or debt instruments decline in value, the Portfolio Fund could be subject to a "margin call" or "collateral call," pursuant to which the Portfolio Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of a Portfolio Fund's assets, the Portfolio Manager might not be able to liquidate assets quickly enough to pay off the Portfolio Fund's borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. Portfolio Funds also may be required to maintain minimum average balances in connection with borrowings or to pay commitment or other fees to maintain lines of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. These risks are magnified under circumstances where the Fund or the Master Fund engages in permissible borrowing transactions as discussed in "Investment Program--Borrowing; Use of Leverage."

SHORT SALES

     Some or all of the Portfolio Managers may attempt to limit a Portfolio Fund's exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Portfolio Manager believes possess volatility characteristics similar to those being hedged. In addition, Portfolio Managers may use short sales for non-hedging purposes to pursue their investment objectives. For example, a Portfolio Fund may effect a short sale of a security if, in the Portfolio Manager's view, the security is over-valued in relation to the issuer's prospects for growth.

     To effect a short sale, a Portfolio Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Portfolio Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Portfolio Fund, which would result in a loss or gain, respectively. This investment technique is considered speculative. A short sale of a security involves the risk of an unlimited increase in the market price of the security which could result in an inability to cover the short position and thus a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

REPURCHASE AGREEMENTS

     Repurchase agreements are agreements under which a Portfolio Fund or the Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Portfolio Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Portfolio Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Portfolio Fund is able to dispose of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Portfolio Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the Portfolio Fund is able to dispose of them. If a Portfolio Fund enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Portfolio Fund may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result.

REVERSE REPURCHASE AGREEMENTS

     Reverse repurchase agreements are a form of borrowing that involves a sale of a security by a Portfolio Fund to a bank or securities dealer and the Portfolio Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio Fund. Reverse repurchase transactions are a form of leverage and may increase the volatility of a Portfolio Fund's investment portfolio.

FOREIGN CURRENCY TRANSACTIONS

     Portfolio Funds may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security a Portfolio Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Portfolio Fund already owns, particularly if a Portfolio Manager expects a decrease in the value of the currency in which the foreign security is denominated. Portfolio Funds may, in some cases, purchase and sell foreign currency for non-hedging purposes.

     Foreign currency transactions may involve the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve a Portfolio Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Portfolio Fund contracted to receive in the exchange. A Portfolio Manager's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

MONEY MARKET INSTRUMENTS

     Portfolio Managers may, for defensive purposes or otherwise, invest some or all of a Portfolio Fund's assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Portfolio Manager deems appropriate under the circumstances. The Fund and the Master Fund also may invest in these instruments for liquidity purposes. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

PURCHASING INITIAL PUBLIC OFFERINGS

     Portfolio Managers may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, for Units. The limited number of shares available for trading in some initial public offerings may make it more difficult for a Portfolio Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

     Portfolio Managers may utilize a variety of special investment instruments and techniques (described below) to hedge the portfolios of the Portfolio Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund's investment objective. These strategies may be executed through derivative transactions. The instruments the Portfolio Managers may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

     DERIVATIVES. Some or all of the Portfolio Managers may invest in, or enter into, derivatives ("Derivatives"). These are financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit a Portfolio Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Portfolio Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

     Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on a Portfolio Fund's performance.

     If a Portfolio Manager invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower a Portfolio Fund's return and result in a loss. A Portfolio Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if a Portfolio Manager is unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

     OPTIONS AND FUTURES. Portfolio Managers may utilize options and futures contracts. They also may use so-called "synthetic" options or other derivative instruments written by broker-dealers or other financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Portfolio Fund bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, a Portfolio Fund may have difficulty closing out its position. Over-the-counter options purchased and sold by the Portfolio Funds also may include options on baskets of specific securities.

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

     Portfolio Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Portfolio Fund owns the underlying security. The sale of such an option exposes a Portfolio Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund's books to fulfill the obligation undertaken. The sale of such an option exposes a Portfolio Fund during the term of the option to a decline in the price of the underlying security while depriving the Portfolio Fund of the opportunity to invest the segregated assets.

     A Portfolio Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. A Portfolio Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Portfolio Manager would ordinarily make a similar "closing sale transaction," which involves liquidating the Portfolio Fund's position by selling the option previously purchased, although the Portfolio Manager would be entitled to exercise the option should it deem it advantageous to do so.

     Portfolio Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits a Portfolio Fund might realize in trading could be eliminated by adverse changes in the exchange rate, or a Portfolio Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

     Engaging in these transactions involves risk of loss to the Portfolio Funds which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Funds to substantial losses.

     Successful use of futures also is subject to the Portfolio Manager's ability to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

     Pursuant to regulations or published positions of the SEC, a Sub-Manager may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity. The segregation of such assets will have the effect of limiting the Sub-Manager's ability otherwise to invest those assets.

     Portfolio Managers may purchase and sell stock index futures contracts for the Portfolio Funds. A stock index future obligates a Portfolio Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

     Portfolio Managers may purchase and sell interest rate futures contracts for the Portfolio Funds. An interest rate future obligates a Portfolio Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

     Portfolio Managers may purchase and sell currency futures. A currency future obligates a Portfolio Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

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

     CALL AND PUT OPTIONS ON SECURITIES INDICES. Portfolio Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Manager of options on stock indexes will be subject to the Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

     WARRANTS AND RIGHTS. Portfolio Funds may purchase warrants and rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

     SWAP AGREEMENTS. Portfolio Funds may enter into equity, interest rate, index and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Portfolio Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," I.E., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

     Most swap agreements entered into by Portfolio Funds would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Portfolio Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a Portfolio Fund is contractually obligated to make. If the other party to a swap defaults, a Portfolio Fund's risk of loss consists of the net amount of payments that the Portfolio Fund contractually is entitled to receive.

     The Fund has claimed an exemption from the definition of the term commodity pool operator pursuant to Rule 4.5 under the Commodity Exchange Act, as amended (the "CEA"), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

     FORWARD TRADING. Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and "cash" trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in any market traded by a Portfolio Manager due to unusually high trading volume, political intervention or other factors. The imposition of controls by governmental authorities might also limit such forward (and futures) trading to less than that which the Portfolio Managers would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in major losses to the Fund. In addition, managed accounts or investment funds in which the Portfolio Fund has an interest may be exposed to credit risks with regard to counterparties with whom the Portfolio Managers trade as well as risks relating to settlement default. Such risks could result in substantial losses to the Fund. To

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

the extent possible, the Adviser will endeavor to select Portfolio Managers that it believes will deal only with counterparties that are creditworthy and reputable institutions, but such counterparties may not be rated investment grade.

     EMERGING MARKET INVESTMENTS. A Portfolio Manager may invest in securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in substantially greater price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict a Portfolio Manager's investment opportunities; and problems that may arise in connection with the clearance and settlement of trades. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, in emerging countries designed to protect investors than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.

LENDING PORTFOLIO SECURITIES

     Portfolio Funds may lend securities held in their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Portfolio Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords it an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities by a Sub-Manager may not exceed 33-1/3% of the value of a Portfolio Account's total assets, and, in respect of such transactions, the Portfolio Fund will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. A Portfolio Fund might experience loss if the institution with which the Portfolio Fund has engaged in a portfolio loan transaction breaches its agreement with the Portfolio Fund.

WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES

     Portfolio Managers may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by a Portfolio Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Portfolio Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If a Portfolio Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, when effected by the Master Fund and by a Portfolio Account managed by a Sub-Manager, will be subject to the Master Fund's limitation on indebtedness unless, at the time the transaction is entered into, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund on a forward basis will not honor its purchase obligation. In such cases, a Portfolio Fund may incur a loss.

RESTRICTED AND ILLIQUID INVESTMENTS

     Portfolio Funds may invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

     Further, from time to time, certain Portfolio Managers may allocate certain Portfolio Fund assets (which generally are illiquid) to special investment accounts within the particular Portfolio Fund managed by the Portfolio Manager (I.E., "side pockets" or "special investment accounts"). Generally, the Portfolio Funds will not be able to withdraw their interest in such side pockets or special investment accounts until they are disposed of by the Portfolio Manager. The market prices, if any, for illiquid securities tend to be volatile and a Portfolio Fund may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale.

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     Where registration is required to sell a security,  a Portfolio Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Portfolio Fund may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Portfolio Fund might obtain a less favorable price than prevailed when it decided to sell. For Portfolio Accounts that are managed by a Sub-Manager, restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Board of Managers and by the Master Fund Board. Portfolio Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

     In addition, the Master Fund's interests in unregistered Portfolio Funds are themselves illiquid and subject to substantial restrictions on transfer. The Master Fund may liquidate an interest and withdraw from an unregistered Portfolio Fund pursuant to limited withdrawal rights. The illiquidity of these interests may adversely affect the Master Fund if it is unable to withdraw its investment in a Portfolio Fund promptly after it determines to do so. (SEE "Additional Risk Factors--Liquidity Risks.")

                             ADDITIONAL RISK FACTORS

INCENTIVE ALLOCATION

     The Portfolio Managers may receive compensation based on performance-based allocations, expected to range from 15% to 25% of net profits. Such compensation arrangements may create an incentive for the Portfolio Manager to make investments that are riskier or more speculative than would be the case if such arrangements were not in effect. In addition, because the performance-based allocation will be calculated on a basis that includes realized and unrealized appreciation of a Portfolio Fund's assets, the performance-based allocation may be greater than if it were based solely on realized gains.

LIMITED OPERATING HISTORY

     The Master Fund is a recently formed entity and has a limited operating history. However, the Fund commenced operations on December 1, 2005 and, as of January 1, 2009, transferred all of its investments to the Master Fund. Further, the Master Fund has the same investment objective and substantially the same investment policies as those of the Fund.

LIQUIDITY RISKS

     Units will not be traded on any securities exchange or other market and will be subject to substantial restrictions on transfer. No Member will have the right to require the Fund to redeem its Units in the Fund. Although the Fund will offer to repurchase Units from time to time, a Member may not be able to liquidate its Units for up to two years. The Adviser currently expects that it will recommend to the Board of Managers that the Fund offer to repurchase Units from Members four times each year, as of the last day of each calendar quarter. (SEE "Redemptions, Repurchases of Units and Transfers.")

     Limitations on the Master Fund's ability to withdraw its assets from Portfolio Funds may limit the Fund's ability to repurchase Units. For example, many Portfolio Funds impose lock-up periods prior to allowing withdrawals, which can be two years or longer from the date of the Master Fund's investment. After expiration of the lock-up period, withdrawals typically are permitted only on a limited basis, such as semi-annually or annually. Additionally, certain
Portfolio Funds may amend their liquidity provisions or otherwise further restrict the Master Fund's ability to make withdrawals from those Portfolio Funds. Because the primary source of funds to repurchase Units will be withdrawals from Portfolio Funds, the application of these lock-ups and other withdrawal limitations will significantly limit the Fund's ability to tender for repurchase its units in the Master Fund.

DISTRIBUTIONS TO MEMBERS

     The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Prospective Members should take note of this limitation when determining whether or not an investment in the Fund is suitable for their particular circumstances. The Board of Managers reserves the right to change this policy. (SEE "Tax Aspects.")

COUNTERPARTY CREDIT RISK

     Many of the markets in which the Portfolio Managers effect their transactions are "over-the-counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Portfolio Fund enters into swaps or transactions in derivatives or synthetic instruments, or other over-the-counter transactions, it is assuming a credit risk with regard to parties with which it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-
market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Portfolio Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund has concentrated its transactions with a single or small group of counterparties. Portfolio Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Portfolio Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

BANKING REGULATION

     The Adviser is an indirect subsidiary of Robeco Groep, N.V. ("Robeco"), which is a subsidiary of Cooperatieve Centrale Raiffeissen-Boerenleen Bank B.A. ("Rabobank"), a financial holding company (an "FHC"). Rabobank and its affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Because the Adviser is deemed to control the Fund and because the ultimate parent of the Adviser is Rabobank, Rabobank will be deemed to control the Fund for purposes of the BHCA, and the Fund will be subject to certain provisions of the BHCA until ownership of the Fund's voting securities by other investors reduces Rabobank's ownership percentage. The BHCA and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser, Robeco, Rabobank and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund and the Master Fund. For example, the BHCA and the rules and regulations of the Federal Reserve currently impose certain restrictions on the ability of bank holding companies to own equity securities of certain issuers.

     Under the BHCA, a bank holding company, if it meets certain criteria, may elect to become an FHC. Rabobank has elected to become an FHC. An FHC may engage in, and may acquire companies engaged in, a wide range of activities that are "financial in nature" (or, in some circumstances, "incidental" or "complementary" to financial activities), including certain banking, securities, merchant banking and insurance activities.

     Until Rabobank's ownership percentage in the Fund is reduced below the amount that would be regarded by the Federal Reserve as constituting control of the Fund for BHCA purposes, each of the Master Fund's investments would have to be a passive investment for purposes of the BHCA. To be a passive investment, the investment in a Portfolio Fund or in an issuer in which a Portfolio Account invests, by Rabobank and its affiliates, including the Fund (and all other funds "controlled" by Rabobank and its affiliates), must be limited, in the aggregate, to less than 5% of the outstanding shares of any class of voting securities, and less than 25% of the total equity (including subordinated debt), of the Portfolio Fund or such issuer. The Fund and the Master Fund (including any Portfolio Account) would also be prohibited from exercising a "controlling influence over the management or policies" of any Portfolio Fund or certain issuers in which a Portfolio Account invests. Alternatively, Rabobank may determine to restructure the Fund so that bank regulatory restrictions on the Fund's investment program are not applicable. To accomplish this result, the investments of Rabobank and its affiliates in the Fund could be reduced below the amount that would be regarded by the Federal Reserve as constituting control of the Fund for BHCA purposes. Rabobank may also, in the future, treat the Fund as part of its merchant banking activities (without obtaining the consent of the Fund or of investors in the Fund).

     If in the future Rabobank ceases to qualify as an FHC under the BHCA and the regulations of the Federal Reserve, additional restrictions may be imposed on the Fund's activities under applicable banking laws. There can be no assurance that the bank regulatory requirements applicable to the Fund, or any change in such requirements, would not have an adverse effect on the Fund's or the Master Fund's investment program or performance.

     The regulations summarized above may be changed by the Federal Reserve in the future, in which event the requirements applicable to the Adviser, the Fund and the Fund's investments also may change.

SPECIAL RISKS OF HEDGE FUND INVESTING AND A MULTI-MANAGER STRUCTURE

     The Adviser invests assets of the Master Fund through the Portfolio Managers. The success of the Master Fund and, thus, the Fund depend upon the ability of the Adviser and the Portfolio Managers to develop and implement investment strategies that achieve the Fund's investment objective. For example, a Portfolio Manager's inability to effectively hedge an investment strategy that it utilizes may cause the assets of the Master Fund invested with such Portfolio Manager to significantly decline in value and could result in substantial losses to the Fund. Moreover, subjective decisions made by the

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Adviser and/or the Portfolio  Managers may cause the Master Fund to incur losses or to miss profit opportunities on which it may otherwise have capitalized.

     INVESTMENTS IN UNREGISTERED PORTFOLIO FUNDS. The Portfolio Funds generally will not be registered as investment companies under the 1940 Act and, therefore, the Fund, as an investor in these Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds.

     There is also a risk that a Portfolio Manager could convert to its own use assets committed to it by the Master Fund or that a custodian could convert to its own use assets committed to it by a Portfolio Manager. There can be no assurance that the Portfolio Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Managers will be protected.

     RELIANCE ON INFORMATION PROVIDED BY PORTFOLIO MANAGERS. The Master Fund relies primarily on information provided by Portfolio Managers in valuing its investments in Portfolio Funds. There is a risk that inaccurate valuations provided by Portfolio Managers could adversely affect the value of Units and, therefore, the amounts Members receive upon the repurchase of Units. Because Portfolio Funds provide net asset value information to the Master Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Master Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Master Fund by Portfolio Managers (except in the case of Portfolio Accounts). A Portfolio Manager may use proprietary investment strategies that are not fully disclosed, which may involve risks under some market conditions that are not anticipated by the Adviser. There can be no assurance that a Portfolio Manager will provide advance notice of any material change in a Portfolio Fund's investment program or policies and thus, the Master Fund's investment portfolio may be subject to additional risks which may not be promptly identified by the Adviser.

     For the Fund to complete its tax reporting requirements and to provide an audited annual report to Members, it must receive information on a timely basis from the Master Fund which, in turn, receives such information from the Portfolio Managers. A Portfolio Manager's delay in providing this information could delay the Fund's preparation of tax information for investors, which will require Members to seek extensions on the deadline to file their tax returns, or could delay the preparation of the Fund's annual report.

     ADDITIONAL FEES AND EXPENSES. An investor who meets the conditions imposed by the Portfolio Managers, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly with the Portfolio Managers. By investing in the Portfolio Funds indirectly through the Fund, an investor bears a PRO RATA portion of the asset-based fee and other expenses of the Fund, and also indirectly bears a PRO RATA portion of the asset-based fees, performance-based allocations and other expenses borne by the Master Fund as an investor in Portfolio Funds.

     The fees and other expenses borne directly and indirectly by the Master Fund, including those fees, expenses and performance-based allocations that are borne by the Master Fund as an investor in Portfolio Funds or Portfolio Accounts, are higher than those of most other registered investment companies.

     The Master Fund, as an investor in a Portfolio Fund, may be required to indemnify the Portfolio Fund and its Portfolio Manager from liability, damage, cost or expense arising out of various matters where the Portfolio Fund or Portfolio Manager has been adversely affected by the Master Fund's actions or has incurred liabilities arising from the Master Fund's actions. In addition, the Master Fund may agree to indemnify the Portfolio Manager of a Portfolio Account for certain matters, subject to any applicable limitations imposed by the 1940 Act.

     INDEPENDENT PORTFOLIO MANAGERS. Each Portfolio Manager will receive any performance-based allocations to which it is entitled irrespective of the performance of the other Portfolio Managers generally. Thus, a Portfolio Manager with positive performance may receive compensation from the Master Fund, and thus indirectly from investors in the Fund, even if the Master Fund's overall returns are negative. Investment decisions of the Portfolio Funds are made by the Portfolio Managers independently of each other. As a result, at any particular time, one Portfolio Fund may be purchasing shares of an issuer whose shares are being sold by another Portfolio Fund. Consequently, the Master Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

     LIQUIDITY IMPLICATIONS. The Master Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain specified times. The Master Fund may not be able to withdraw its investment in the Portfolio Fund promptly after it has made a decision to do so, which may result in a loss to the Master Fund and adversely affect the Fund's investment return.

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     Portfolio  Funds may be  permitted  to  distribute  securities  in-kind  to investors, including the Master Fund, making withdrawals of capital. Thus, upon the Master Fund's withdrawal of all or a portion of its interest in a Portfolio Fund, the Master Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Master Fund's portfolio or distribute it to investors in the Master Fund. In the event the Fund was to receive such securities from the Master Fund, it would be required to dispose of such securities immediately either through liquidation or by distributing such securities to Members in connection with a repurchase by the Master Fund of all or a portion of its units.

     LIMITATIONS ON VOTING RIGHTS OF PORTFOLIO FUNDS. To the extent the Master Fund purchases non-voting securities of a Portfolio Fund or waives its right to vote its securities with respect to Portfolio Funds, it will not be able to vote on matters that require the approval of the investors in the Portfolio Fund, including matters that could adversely affect the Master Fund's investment in the Portfolio Fund.

VALUATION ESTIMATES

     In most cases, the Adviser will have no ability to assess the accuracy of the valuations received from a Portfolio Manager regarding a Portfolio Fund. Furthermore, the net asset values received by the Adviser from such Portfolio Managers will typically be estimates only, subject to revision based on the Portfolio Fund's annual audit. Revisions to the Fund's gain and loss calculations will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final until the Fund's and the Master Fund's annual audits are completed.

     Certain securities in which Portfolio Funds invest may not have readily ascertainable market prices. These securities will nevertheless generally be valued by Portfolio Managers, which valuations will be conclusive with respect to the Master Fund, even though Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers. Any such securities held by a Portfolio Account will be valued at their "fair value" as determined in good faith by the Board of Managers.

     The valuation of the Master Fund's investment in a Portfolio Fund as provided by a Portfolio Manager as of a specific date may vary from the fair value of the investment as determined under procedures adopted by the Master Fund Board. In such event, the Master Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Portfolio Fund. The Adviser will attempt to resolve any conflicts between valuations assigned by a Portfolio Manager and fair value as determined by the Master Fund Board by seeking information from the Portfolio Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Master Fund's investment. Investors should recognize that valuations of illiquid securities, such as interests in Portfolio Funds, involve various judgments and consideration of factors that may be subjective. As a result, the net asset value of the Master Fund (and thus, the Fund), as determined based on the fair value of its interests in Portfolio Funds, may vary from the amount the Master Fund would realize on the withdrawal of its investments from the Portfolio Funds. This could adversely affect the Master Fund, the Fund, new Members and Members whose Units are repurchased.

OTHER CONSIDERATIONS

     MASTER-FEEDER STRUCTURE. The Fund does not invest directly in individual securities. Instead, it invests substantially all of its assets in the Master Fund. The Master Fund, in turn, purchases, holds and sells investments in accordance with its investment objectives and policies. The Fund does not have the right to withdraw its investment in the Master Fund. Instead, it may do so only through periodic repurchases by the Master Fund of the Fund's units in the Master Fund. This may limit the ability of the Fund to make offers to repurchase Units. In addition, the Fund may receive securities and other investments from the Master Fund in lieu of cash when it withdraws capital from the Master Fund. The Fund would incur expenses in liquidating investments received in connection with any in-kind distributions. A change in the investment objective, policies or restrictions of the Master Fund may cause the Fund to seek to have its units in the Master Fund repurchased. Alternatively, the Fund could seek to change its investment objective, policies or restrictions to conform to those of the Master Fund. Certain investment policies and restrictions of the Master Fund may be changed without the approval of investors in the Master Fund. These investors may include other types of pooled investment vehicles that may or may not be investment companies registered under the 1940 Act. In addition, to the extent the Fund's assets are invested in the Master Fund, certain conflicts of interest may exist due to different tax considerations applicable to the Fund and other feeder funds. These conflicts may result in the Master Fund making investments that may have a negative impact on certain feeder funds (potentially, the Fund, for example) and not on others.

     DISTRIBUTIONS TO MEMBERS AND PAYMENT OF TAX LIABILITY. The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Whether or not distributions are made, Members will be required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income, and may have

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to pay  applicable  taxes  from  other  sources.  The  amount  and  times of any distributions will be determined in the sole discretion of the Board. (SEE "Tax Aspects.")

     CONSIDERATIONS FOR ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES. Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, individual retirement accounts and 401(k) and Keogh Plans, may purchase Units. The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Internal Revenue Code of 1986, as amended (the "Code"). For further information regarding an investment in the Fund by investors subject to ERISA, SEE "ERISA Considerations." Because the Fund and the Portfolio Funds in which it invests may use leverage, and Portfolio Funds may engage in certain business activities, a tax-exempt investor may incur income tax liability to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income. (SEE "Tax Aspects" and "ERISA Considerations.") The Fund is not designed for investment by charitable remainder trusts. For this reason, charitable remainder trusts may not purchase Units.

     NON-U.S. TAXATION. With respect to certain countries, there is a possibility of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, limitations on the removal of funds or other assets of the Master Fund, political or social instability or diplomatic developments that could affect investments in those countries. An issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other.

     DILUTION. In the case of Portfolio Managers which limit the amount of additional capital which they will accept from the Master Fund, continued sales of units in the Fund and the Master Fund will dilute the participation of existing Members in such Portfolio Funds.

     CHANGING MARKET AND ECONOMIC CONDITIONS. Changing market and economic conditions and other factors, such as changes in U.S. Federal, state or local tax laws, securities laws, bankruptcy laws or accounting standards, may make the business of the Fund less profitable or unprofitable.

     WITHDRAWAL BY ADVISER OR ITS AFFILIATES. The Adviser, or an affiliate of the Adviser, has made a substantial investment in the Fund. The Adviser, or its affiliate, is generally not restricted in its ability to have its Units repurchased by the Fund in connection with a repurchase offer conducted by the Fund in accordance with applicable law. As a result, the Adviser, or its affiliate, may reduce significantly its Units, or may withdraw completely as a Member. This could have a negative effect on the Fund including causing the Fund's fixed expenses to increase as a percentage of the Fund's net asset value.

     THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD READ THIS ENTIRE PROSPECTUS.


                               PERFORMANCE HISTORY

     Appendix C provides the Fund's actual investment performance since it commenced operations. In addition, Appendix C contains investment performance information for investment vehicles that are not invested in the Master Fund and have at least $25 million of net assets (collectively, the "Other Vehicles") that are managed by the Adviser using the same personnel that manage the Fund and the Master Fund in accordance with an investment program that is substantially similar to the Fund's and the Master Fund's investment program. The performance information of the Other Vehicles does not represent the investment performance of the Fund or the Master Fund. The information is provided to illustrate the experience and historic investment results obtained by the Adviser. IT SHOULD NOT BE VIEWED AS INDICATIVE OF THE FUTURE INVESTMENT PERFORMANCE OF THE FUND OR THE MASTER FUND.

     Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix C. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

                      INVESTMENT POLICIES AND RESTRICTIONS

     The Fund has adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act). The Fund may not:

     o Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC or its staff.

     o Borrow money, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC or its staff.

     o Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act, in connection with the disposition of its portfolio securities.

     o Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

     o Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or that are issued by companies that invest or deal in real estate or real estate investment trusts.

     o Invest in commodities or commodity contracts, except that the Fund may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

     o Invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries, except that the Fund may invest 25% or more of the value of its total assets in Portfolio Funds.

     The investment objective of the Fund is also fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities.

     Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called: (i) of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50% of the outstanding voting securities of the Fund, whichever is less.

     The Master Fund has adopted substantially similar investment restrictions to those applicable to the Fund. In applying these restrictions, the Master Fund will aggregate its investments and transactions with those of each Portfolio Account, if any, that is advised by a Sub-Manager.

     The investment restrictions and other policies described in this Prospectus do not apply to Portfolio Funds. However, such investment restrictions will apply to Portfolio Accounts. If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund's or the Master Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

     The Adviser will not cause the Fund to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law. The Fund, the Master Fund and Portfolio Funds may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act. (SEE "Conflicts of Interest" and "Brokerage.")

                             MANAGEMENT OF THE FUND

BOARD OF MANAGERS

     The Board of Managers has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. It exercises similar powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation, and has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board of Managers also oversees the Fund's risk management processes, primarily through the functions (described below) performed by the Audit Committee.

     Mr. Stewart, the president and principal executive officer of the Fund and the Chief Financial Officer and a Managing Director of the Robeco-Sage division of the Adviser, serves as chairman of the Board of Managers (the "Chairman"). Although he is an "interested person" of the Fund, as defined by the 1940 Act, the Board of Managers believes that by having the Fund's principal executive officer serve as Chairman, it can more effectively conduct the regular business of the Fund and that through its regularly-scheduled executive sessions, the Independent Managers (defined below) have an adequate opportunity to serve as an independent, effective check on management and to protect Members' interests.
Furthermore, as summarized below, the Board of Managers has two committees performing critical functions for the Fund's governance and operations: the Audit Committee and the Nominating Committee, both of which are comprised exclusively of Independent Managers. Although the Fund does not have a "lead" Independent Manager, the Board of Managers believes that adequate independent leadership is present given the relatively small size of the Board of Managers (75% of which is represented by Independent Managers) and that each of the Fund's critical committees of the Board of Managers (Audit and Nominating) is chaired by an Independent Manager.

     Information regarding each of the Managers and officers of the Fund, including their principal occupations during the past five years, is set forth below. The "Fund Complex" includes the Fund, the Master Fund, Robeco-Sage Multi-Strategy Institutional Fund, L.L.C., Robeco-Sage Triton Fund, L.L.C., Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C., Robeco-Sage Multi-Strategy TEI Fund, L.L.C. and Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C. The business address of each Manager and officer is c/o Robeco Investment Management, Inc., 909 Third Avenue, 32nd Floor, New York, New York 10022.

------------------------- ------------------ --------------------------------------- --------------- -----------------------

NAME, AGE, AND          TERM OF              PRINCIPAL OCCUPATION                    NUMBER          PRESENT OR
POSITION WITH           OFFICE AND           DURING PAST 5 YEARS                     OF FUNDS        PAST (WITHIN 5
THE FUND                LENGTH OF                                                    IN FUND         YEARS) OTHER
                        TIME SERVED                                                  COMPLEX         DIRECTORSHIPS
                                                                                     OVERSEEN        HELD BY
                                                                                     BY              MANAGERS
                                                                                     MANAGER
------------------------- ------------------ --------------------------------------- --------------- -----------------------
                                                  DISINTERESTED MANAGERS
----------------------- -------------------- --------------------------------------- --------------- -----------------------

Charles S. Crow, III,   Indefinite/Since      Mr. Crow has been a partner of the law       7         Member of the Board
60                      2005                  firm of Crow & Associates since 1981.                  of Directors of 1st
                                                                                                     Constitution Bank;
Manager                                                                                              Member of the Board
                                                                                                     of Trustees of
                                                                                                     Centurion Ministries,
                                                                                                     Inc.
----------------------- -------------------- --------------------------------------- --------------- -----------------------

Richard B. Gross, 62    Indefinite/Since      Mr. Gross is a lawyer and private            7         Member of the Board
                        September 2005        investor.  From 1998 through 2001, he                  of Trustees of
                                              served as Managing Director and General                Randall's Island Sports
Manager                                       Counsel of U.S. Trust, a 150-year old                  Foundation, a non-
                                              banking firm specializing in investment                profit public/private
                                              management and fiduciary services.                     partnership with the
                                                                                                     NYC Parks &
                                                                                                     Recreation Dept.
----------------------- -------------------- --------------------------------------- --------------- -----------------------

David C. Reed, 59       Indefinite/Since      Mr. Reed is the Chief Executive Officer,     7         Member of the Board
                        September 2005        principal owner and co-founder of                      of Directors of  1st
                                              Mapleton Nurseries (1998-present).  He                 Constitution Bank.
Manager                                       is also the Managing Director of Reed &
                                              Company (1995-present).
----------------------- -------------------- --------------------------------------- --------------- ------------------------
                                                       INTERESTED MANAGER *
------------------------- ------------------ --------------------------------------- --------------- -----------------------

Timothy J. Stewart, 35  Indefinite/Since      Mr. Stewart is the Chief Financial           7                N/A
                        September 2005        Officer and a Managing Director of the
                                              Robeco-Sage division of the Adviser
Manager, President and                        (2003 - present).  From January 1, 2007
Chief Executive Officer                       to June 1, 2008, he served as the Director
                                              of Operations of the Adviser.(1) From
------------------------- ------------------ --------------------------------------- --------------- -----------------------

----------------
* Manager who is an "interested person" (as defined by the 1940 Act) of the Fund because of his affiliation with the Advisor and its affiliates.

(1) Prior to January 1, 2007, Mr. Stewart served as the Director of Operations and a Managing Director of Robeco-Sage Capital Management, L.L.C.

------------------------- ------------------ --------------------------------------- --------------- -----------------------

NAME, AGE, AND          TERM OF              PRINCIPAL OCCUPATION                    NUMBER          PRESENT OR
POSITION WITH           OFFICE AND           DURING PAST 5 YEARS                     OF FUNDS        PAST (WITHIN 5
THE FUND                LENGTH OF                                                    IN FUND         YEARS) OTHER
                        TIME SERVED                                                  COMPLEX         DIRECTORSHIPS
                                                                                     OVERSEEN        HELD BY
                                                                                     BY              MANAGERS
                                                                                     MANAGER
------------------------- ------------------ --------------------------------------- --------------- -----------------------

                                              2000 through 2003, Mr. Stewart was an
                                              Analyst at Robeco-Sage Capital
                                              Management, L.L.C.
------------------------- ------------------ --------------------------------------- --------------- -----------------------
                                               OFFICERS WHO ARE NOT MANAGERS
------------------------- ------------------ --------------------------------------- --------------- -----------------------

Matthew J. Davis, 44    Indefinite/Since      Mr. Davis is Senior Managing Director        N/A              N/A
                        July 2008             and Chief Financial Officer of the
                                              Adviser (July 1, 2008-present).  He is
Chief Financial Officer                       also the Chief Financial Officer of
                                              Robeco Securities (June 2005-present).
                                              From June 2005 to June 2008, Mr. Davis
                                              served as Managing Director and
                                              Controller of the Adviser.  From 2002
                                              through 2005, he served as Controller of
                                              Lazard Freres and Co. LLC.
------------------------- ------------------ --------------------------------------- --------------- -----------------------
James Noone, 42           Indefinite/Since   Mr. Noone is a Senior Compliance             N/A                 N/A
                          July 2008          Manager at the Adviser (July 2008 -
                                             present). From 2005 to 2008, he
Chief Compliance Officer                     served as Senior Vice President and
                                             Associate Counsel for the Adviser.
                                             From 1998 to 2005, Mr. Noone served
                                             as in-house counsel to Deutsche Asset
                                             Management and certain of its
                                             predecessor entities.
------------------------- ------------------ --------------------------------------- --------------- -----------------------

     The Managers serve on the Board of Managers for terms of indefinite duration. A Manager's position in that capacity will terminate if the Manager is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Manager may be removed either by a vote of two-thirds (2/3) of the Managers not subject to the removal vote or by a vote of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members. In the event of any vacancy in the position of a Manager, the remaining Managers may appoint an individual to serve as a Manager so long as immediately after the appointment, at least two-thirds (2/3) of the Managers then serving have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of a Manager, and must do so within 60 days after any date on which the Managers who were elected by the Members cease to constitute a majority of the Managers then serving.

     As of the date of this Prospectus, other than as described above, none of the Managers who are not "interested persons" (as defined by the 1940 Act) of the Fund, the Adviser or its affiliates (the "Independent Managers") who is a manager, director or trustee of another investment company whose adviser and principal underwriter is affiliated with the Adviser has held any other position with: (i) the Fund; (ii) an investment company having the same adviser or principal underwriter as the Fund or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser; (iii) the Adviser or other affiliate of the Fund; or (iv) any person controlling, controlled by or under common control with the Adviser.

     As of the date of this Prospectus, the Managers and officers as a group owned an aggregate of less than 1% of the outstanding Units of the Fund and none of the Independent Managers or any of their immediate family members owned beneficially or of record any securities in the Adviser.

COMPENSATION

     The following table sets forth certain information regarding the compensation received by the Independent Managers from the Fund and from all registered investment companies for which the Adviser or its affiliates served as investment adviser for the fiscal year ended March 31, 2010. No compensation is paid by the Fund to Managers who are "interested persons" (as defined by the 1940 Act), if any, of the Fund, the Adviser or their affiliates. Seventy-five percent of the Managers are Independent Managers.


                                         COMPENSATION TABLE FOR FISCAL YEAR
                                                ENDED MARCH 31, 2010

                                                          Pension or
                                    Aggregate        Retirement Benefits        Estimated        Total Compensation
                                   Compensation       Accrued as Part of     Annual Benefits      from the Fund and
       NAME OF PERSON               FROM FUND           FUND EXPENSES        UPON RETIREMENT        FUND COMPLEX
       --------------               ---------           -------------        ---------------        ------------

Charles S. Crow, III                  $4,000                  $0                   $0                  $24,000

Richard B. Gross                      $4,000                  $0                   $0                  $24,000

David C. Reed                         $4,000                  $0                   $0                  $24,000

Timothy J. Stewart*                     $0                    $0                   $0                    $0
------------------
*  Interested person of the Fund.

Currently, the Independent Managers are each paid an annual retainer of $4,000 by the Fund and $2,000 by the Master Fund, and are reimbursed by the funds in the Fund Complex for travel-related expenses. It is estimated that each Independent Manager would receive a total of $24,000 per year (plus expenses) from the funds in the Fund Complex. The Managers do not receive any pension or retirement benefits from the funds in the Fund Complex.

SHARE OWNERSHIP

     The following table sets forth the dollar range of equity securities beneficially owned by each Manager as of December 31, 2009.

                                                                                  Aggregate Dollar Range of Equity
                                                                                    Securities of All Registered
                                                                                  Investment Companies Overseen by
                                         Dollar Range of Equity Securities of      Manager in Family of Investment
             Name of Manager                           the Fund                              Companies*
------------------------------------- ----------------------------------------- -------------------------------------
Charles S. Crow, III                                      $0                                     $0
Richard B. Gross                                          $0                                     $0
David C. Reed                                             $0                                     $0
Timothy J. Stewart                                        $0                                     $0
* The family of registered investment companies includes the Fund, the Master Fund, Robeco-Sage Multi-Strategy Institutional Fund,
L.L.C., Robeco-Sage Triton Fund, L.L.C., Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C., Robeco-Sage Multi-Strategy TEI
Fund, L.L.C. and Robeco-Sage Multi-Strategy TEI Master Fund, L.L.C.

     No Independent Manager or his immediate family member owns beneficially or of record any security of the Adviser, principal underwriter of the Fund or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser or principal underwriter of the Fund.

COMMITTEES

     The Board of Managers has formed an Audit Committee consisting of the Independent Managers of the Fund. The primary duties of the Audit Committee are:
(i) to recommend to the full Board of Managers and to approve the independent registered public accounting firm to be retained by the Fund each fiscal year;
(ii) to meet with the Fund's independent registered public accounting firm as the Audit Committee deems necessary; (iii) to review and approve the fees charged by the registered public accounting firm for audit and non-audit services; (iv) to oversee the Fund's risk management processes by, among other things, meeting with the Fund's auditors and overseeing the Fund's disclosure controls and procedures (including the Fund's internal controls over financial reporting); and (v) to report to the full Board of Managers on a regular basis and to make recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate. The Board of Managers of the Fund has adopted a written charter for the Audit Committee. During the fiscal year ended March 31, 2010, the Audit Committee held two meetings.

     The Board of Managers has also formed a Nominating Committee comprised of the Independent Managers to which the discretion to select and nominate candidates to serve as Independent Managers has been committed. While the Nominating Committee is solely responsible for the selection and nomination of the Fund's Independent Managers, the Nominating Committee may consider nominations for the office of Independent Manager made by investors in the Fund or by Fund management as it deems appropriate. Members who wish to recommend a nominee should send nominations to Mr. Stewart that include biographical information and set forth the qualifications of the proposed nominee. During the fiscal year ended March 31, 2010, the Nominating Committee held no meetings.

     Although the Board of Managers does not have a formal diversity policy, the Board of Managers endeavors to comprise itself of members with a broad mix of professional backgrounds. Thus, the Nominating Committee and the Board of Managers accorded particular weight to the individual professional background of each Independent Manager, as set forth in their biographies included in the table contained in "Management of the Fund--Board of Managers." In considering the nominees for election as Managers, the Nominating Committee and the Board of Managers took into account a variety of factors, including each nominee's professional background and experience. In addition, the Board of Managers considered that each Manager also serves as a manager of each of the other funds in the Fund Complex, including the Master Fund. In this regard, the Board of Managers accorded weight to the efficiencies associated with maintaining a common directorship of a single Fund Complex. They also took into account the good rapport among these individuals, as they have worked together on the boards of the other funds in the Fund Complex since 2004, and they considered the small size of the Board. The Independent Managers also considered that Mr. Stewart is not an Independent Manager, but recognized that he is a senior management representative of the Adviser, and, as such, helps foster the Board of Managers' direct access to information regarding the Adviser, which is the Fund's most significant service provider.

                                   THE ADVISER

     The Adviser, Robeco Investment Management, Inc., serves as the investment adviser of the Fund. Prior to January 1, 2007, Robeco-Sage Capital Management, L.L.C., a wholly-owned subsidiary of Robeco USA, Inc., served as the investment adviser of the Fund. Effective January 1, 2007, Robeco-Sage Capital Management, L.L.C. was merged into its parent, Robeco USA, Inc. (which changed its name to Robeco Investment Management, Inc. after the merger). The Adviser is registered as an investment adviser under the Advisers Act.

     The Adviser is a Delaware corporation and subsidiary of Robeco. Robeco, headquartered in Rotterdam, the Netherlands, is a leading European asset manager that provides discretionary asset management products and services and a complete range of mutual funds to a large number of institutional and retail clients worldwide. Its products include equity funds, fixed income funds, money market funds and alternative products such as private equity funds of funds, hedge funds of funds and structured finance vehicles.

     Robeco distributes its funds for the retail market both directly and through other financial institutions. Its mutual funds are listed on major stock exchanges such as Amsterdam, Brussels, Paris, Frankfurt, London, Vienna and Zurich.

     Robeco has offices in France, Belgium, Luxembourg, Switzerland, Germany, Spain, the UK, New York, New York (Robeco Investment Management, Inc.), Boston, Massachusetts and Toledo, Ohio (Harbor Capital Advisors). Robeco is part of Rabobank. As of March 31, 2010, Robeco's total assets under management were approximately $197 billion. As of the date of this Prospectus, the Fund is one of nine funds of hedge funds managed by the Adviser that are registered under the 1940 Act.

     Pursuant to an investment advisory agreement with the Fund (the "Advisory Agreement"), the Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services to the Fund. The agreement authorizes the Adviser to implement the Fund's investment program through investing in the Master Fund. The Adviser is authorized, subject to the approval of the Board of Managers and Members, to retain one or more other organizations, including its affiliates, to provide any or all of the services required to be provided by the Adviser to the Fund or to assist in providing these services. To the extent that the Adviser retains a sub-adviser to manage the assets of the Fund, the Adviser is responsible under the Advisory Agreement to review and supervise the services provided by the sub-adviser. The Adviser also provides office space, telephone services and utilities, and administrative, secretarial, clerical and other personnel as necessary to provide the services required to be provided under the Advisory Agreement. Under the Advisory Agreement, a quarterly fee at an annualized rate of 0.75% of the average net assets of the Fund during the calendar quarter (after adjustment for any purchases effective on that date) is payable by the Fund to the Adviser (the "Advisory Fee"). However, under the agreement, the Fund is not subject to the Advisory Fee so long as substantially all of the Fund's assets remain invested in the Master Fund. Previously, after taking into account the Expense Limitation, the Fund paid fees of $1,319,747, $335,696 for the fiscal years ended March 31, 2008 and March 31, 2009, respectively.

     The Master Fund has entered into an investment advisory agreement with the Adviser (the "Master Fund Advisory Agreement") pursuant to which the Adviser provides substantially similar services to the Master Fund as those set forth in the Fund's Advisory Agreement. As consideration for these services, the Master Fund pays the Adviser a quarterly fee at an annualized rate of 0.75% of the average net assets of the Master Fund during the calendar quarter (after adjustment for any purchases effective on that date) (the "Master Fund Advisory Fee"). The Master Fund Advisory Fee is payable in arrears within five business days after the end of the quarter.

     The Adviser manages both domestic and offshore investment vehicles.

INFORMATION REGARDING THE INDIVIDUALS RESPONSIBLE FOR PORTFOLIO MANAGEMENT

     The day-to-day management of the Fund's and the Master Fund's portfolio is the responsibility of Paul S. Platkin, the Chief Investment Officer of the Robeco-Sage division of the Adviser, and Darren S. Wolf, a Vice President of the Robeco-Sage division of the Adviser. Investment decisions for the Fund and the Master Fund are made with the oversight of the Adviser's Investment Committee, which is comprised of Mr. Platkin, Andrew Rudolph, Jill Schurtz, Glenn Sloat and Mr. Wolf.

OFFICERS OF THE ADVISER ON THE INVESTMENT COMMITTEE

PAUL S. PLATKIN, CFA, Chief Investment Officer and Managing Director of the Robeco-Sage division of the Adviser. Mr. Platkin joined Robeco-Sage Capital Management, L.L.C. in 2003 as its Chief Investment Officer after spending nine years at General Motors Corporation, most recently as General Director of the Absolute Return Strategies Unit of GM Asset Management. Prior to that, he was a Director and Portfolio Manager at GM Asset Management. Additional affiliations include three years as an investment banking associate at EFC Group and three years as a staff consultant at Arthur Andersen & Co. Mr. Platkin holds a BSBA from Georgetown University and an MBA in Finance/International Business from Columbia University.

Mr. Platkin is a member of the Investment Committee. Mr. Platkin also oversees the on-site due diligence, monitoring of investment managers and portfolio construction.

ANDREW RUDOLPH, Senior Vice President. Mr. Rudolph is Robeco-Sage's Sector Head for Long/Short Equity strategies and is a member of the Investment Committee. He joined Robeco-Sage in 2009. Prior to joining the firm, he was Head of Research and Portfolio Manager with Sirius Investment Management, where he was responsible for manager research and ongoing due diligence for a broad spectrum of fund of hedge funds products. Previously, Mr. Rudolph served as the Head of Research and Strategy Head for Credit and International Hedge Funds with Bank of America Fund of Funds. Prior affiliations include Richcourt Fund Advisors, where he conducted research in both Europe and Asia, and trading positions with Arbinet, Hess Energy Trading Company and Sempra Energy Trading. Mr. Rudolph holds a B.S. degree in Finance from State University of New York at Albany, a J.D. from Brooklyn Law School, and an MBA degree in Finance from New York University. He has 15 years of industry experience.

Mr. Rudolph is a member of the Investment Committee.

JILL SCHURTZ, Chief Executive Officer. Ms. Schurtz is Robeco-Sage's Chief Executive Officer and is a member of the Investment Committee. She joined Robeco-Sage in early 2008 and served as the firm's Chief Operating Officer until June 2010, when she assumed the role of CEO. Prior to joining the firm, she spent a year and a half at Knight Equity Markets, L.P. as a Director in Research Sales, where she worked closely with research analysts and sales traders to introduce the firm's offerings to institutional clients, hedge funds, and other broker/dealers. Ms. Schurtz was also a lawyer with Skadden, Arps, Slate, Meagher, & Flom LLP for six years, focusing on complex tax strategies relating to financial products, capital markets transactions, and mergers and acquisitions. Her other affiliations include two years as an investment banker at U.S. Bancorp Piper Jaffray in the Communications and Computing group where she was a Vice President, and the U.S. military where she served for seven years, attaining the rank of Captain. Ms. Schurtz holds a B.S. degree from the United States Military Academy, West Point and a J.D. from Columbia University School of Law. She has 12 years of industry experience and is admitted to practice law in New York and Illinois.

Ms. Schurtz is a member of the Investment Committee.

GLENN SLOAT, Director of Operational Due Diligence and Principal of the Robeco-Sage division of the Adviser. Mr. Sloat joined Robeco-Sage Capital Management, L.L.C. in 2006 as the firm's dedicated operational due diligence analyst. Prior to joining Robeco-Sage, Mr. Sloat was a Vice President with JPMorgan Chase Bank where he was a client relationship manager specializing in business development and integration for complex institutional clients. He began his investment career in 1989 as an Assistant Financial Consultant with Merrill Lynch Inc. After one year, he moved to Bankers Trust Company, where he became an Assistant Vice President in the firm's Global Institutional Services Group, specializing in systems analysis and business process re-engineering. Mr. Sloat also worked at Arthur Andersen as a Senior Consultant in their Banking and Capital Markets consulting practice, and at BlackRock Financial Management as a Vice President managing custodian bank operations and relationships. Mr. Sloat holds a B.S. in Finance and Marketing from SUNY Albany and an M.B.A. in Finance and Information Technology from New York University's Stern School of Business.

Mr. Sloat is a member of the Investment Committee.

DARREN S. WOLF, CFA, Head of Research and Principal of the Robeco-Sage division of the Adviser. Mr. Wolf was hired by Robeco-Sage in June 2001 as a member of the analytical team. Mr. Wolf is a graduate of Yeshiva University's Syms School of Business where he studied Finance and advanced work in Management Information Systems. Mr. Wolf earned his CFA Charter in 2005 and is a member of the New York Society of Security Analysts (NYSSA). He has six years of investment experience.

Mr. Wolf is a member of the Investment Committee. Mr. Wolf acts as a senior analyst and has responsibilities for on-site due diligence, monitoring of investment managers and portfolio construction..

OTHER FUNDS AND ACCOUNTS MANAGED

     The following tables set forth information about funds and accounts other than the Fund and the Master Fund for which the portfolio managers are primarily responsible for the day-to-day portfolio management as of March 31, 2010.

                                  REGISTERED INVESTMENT           POOLED INVESTMENT VEHICLES
                                COMPANIES MANAGED BY THE                  MANAGED                        OTHER ACCOUNTS MANAGED
                                    PORTFOLIO MANAGER             BY THE PORTFOLIO MANAGER              BY THE PORTFOLIO MANAGER
                             -------------------------------- ---------------------------------- -----------------------------------
NAME OF FUND'S
PORTFOLIO
MANAGER                      NUMBER         TOTAL ASSETS         NUMBER          TOTAL ASSETS         NUMBER         TOTAL ASSETS
------------------------- --------------- ------------------- --------------- -------------------- --------------- -----------------

Paul S. Platkin                8            $172,597,000            8           $1,018,196,000          1            $21,340,000

Andrew Rudolph                 1             $22,577,000           N/A               N/A               N/A               N/A

Jill Schurtz                  N/A                N/A               N/A               N/A               N/A               N/A

Glenn Sloat                    8            $172,597,000            8           $1,018,196,000          1            $21,340,000

Darren S. Wolf                 8            $172,597,000            8           $1,018,196,000          1            $21,340,000




                            REGISTERED INVESTMENT                POOLED INVESTMENT VEHICLES                    OTHER ACCOUNTS
                          COMPANIES MANAGED BY THE                     MANAGED BY THE                     MANAGED BY THE PORTFOLIO
                             PORTFOLIO MANAGER                       PORTFOLIO MANAGER                           MANAGER
                     ---------------------------------- ------------------------------------------- --------------------------------

                          NUMBER WITH   TOTAL ASSETS WITH    NUMBER WITH    TOTAL ASSETS WITH        NUMBER WITH   TOTAL ASSETS WITH
NAME OF FUND'S          PERFORMANCE-      PERFORMANCE-       PERFORMANCE-     PERFORMANCE-           PERFORMANCE-    PERFORMANCE-
PORTFOLIO MANAGER        BASED FEES        BASED FEES         BASED FEES       BASED FEES             BASED FEES      BASED FEES
-------------------- ---------------- ------------------ ------------------ ------------------ -------------------- ----------------

Paul S. Platkin                1            $22,577,000            4          $144,288,967              N/A              N/A

Andrew Rudolph                 1            $22,577,000           N/A             N/A                   N/A              N/A

Jill Schurtz                  N/A               N/A               N/A             N/A                   N/A              N/A

Glenn Sloat                    1            $22,577,000            4          $144,288,967              N/A              N/A

                            REGISTERED INVESTMENT                POOLED INVESTMENT VEHICLES                    OTHER ACCOUNTS
                          COMPANIES MANAGED BY THE                     MANAGED BY THE                     MANAGED BY THE PORTFOLIO
                             PORTFOLIO MANAGER                       PORTFOLIO MANAGER                           MANAGER
                     ---------------------------------- ------------------------------------------- --------------------------------

                          NUMBER WITH   TOTAL ASSETS WITH    NUMBER WITH    TOTAL ASSETS WITH        NUMBER WITH   TOTAL ASSETS WITH
NAME OF FUND'S          PERFORMANCE-      PERFORMANCE-       PERFORMANCE-     PERFORMANCE-           PERFORMANCE-    PERFORMANCE-
PORTFOLIO MANAGER        BASED FEES        BASED FEES         BASED FEES       BASED FEES             BASED FEES      BASED FEES
-------------------- ---------------- ------------------ ------------------ ------------------ -------------------- ----------------

Darren S. Wolf                 1             $22,577,000            4            $144,288,967          N/A               N/A


     Investment decisions of the Adviser are made with oversight by the Investment Committee. The committee holds regular meetings to discuss the investment portfolios, and their exposure in terms of risk, strategy, and geographic region, and to review forthcoming investment decisions.

COMPENSATION PROGRAM

     Compensation for the portfolio managers is a combination of a fixed salary and a bonus. The bonus paid to a portfolio manager for any year may be tied, in part, to the performance of the Fund or the Master Fund or any other fund managed by the Adviser during such year as compared to the performance of the HFR Fund of Funds Composite Index or another index or indices deemed relevant by the senior management of the Adviser. The amount of salary and bonus paid to the portfolio managers is based on a variety of factors, including the financial performance of the Adviser, execution of managerial responsibilities, client interactions and teamwork support. As part of their compensation, the portfolio managers also have 401k plans that enable them to direct a percentage of their pre-tax salary and bonus without any contribution from the Adviser into a tax-qualified retirement plan and are also eligible to participate in profit-sharing plans with the Adviser.

POTENTIAL MATERIAL CONFLICTS OF INTEREST

     Real, potential or apparent conflicts of interest may arise when a portfolio manager has day-to-day portfolio management responsibilities with respect to more than one fund. The Adviser's portfolio managers may manage other accounts with investment strategies similar to the Fund and the Master Fund, including other investment companies, pooled investment vehicles and separately managed accounts. Fees earned by the Adviser may vary among these accounts and the Adviser's portfolio managers may personally invest in these accounts. These factors could create conflicts of interest because the Adviser's portfolio managers may have incentives to favor certain accounts over others, resulting in other accounts outperforming the Fund or the Master Fund. A conflict may also exist if the Adviser's portfolio managers identify a limited investment opportunity that may be appropriate for more than one account, but the Fund or the Master Fund is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts. In addition, the Adviser's portfolio managers may execute transactions for another account that may adversely impact the value of securities held by the Fund or the Master Fund. However, the Adviser believes that these risks are mitigated by the fact that accounts with like investment strategies managed by the Adviser's portfolio managers are generally managed in a similar fashion and the Adviser has a policy that seeks to allocate opportunities on a fair and equitable basis. (SEE "Conflicts of Interest.")

FUND OWNERSHIP

     The following table sets forth the dollar range of Units beneficially owned by the portfolio managers as of March 31, 2010.

           PORTFOLIO MANAGER                    DOLLAR RANGE

           Paul S. Platkin                          None
           Andrew Rudolph                           None
           Jill Schurtz                             None
           Glenn Sloat                              None
           Darren S. Wolf                           None

                             THE ADVISORY AGREEMENTS

     The Advisory Agreement was initially approved by the Board of Managers (including all of the Independent Managers) at a meeting held in person on September 12, 2005, and was approved by the Fund's sole member at that time.

The Advisory Agreement is terminable without penalty, on 60 days' prior written notice: by majority vote of the Board of Managers; by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser.

     The Master Fund Advisory Agreement was initially approved by the Master Fund Board (including all of its Independent Managers) at a meeting held in person on September 8, 2008, and was approved by the Master Fund's sole member at that time. The Master Fund Advisory Agreement is terminable without penalty, on 60 days' prior written notice: by majority vote of the Master Fund Board; by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Master Fund; or by the Adviser.

     The Advisory Agreement and the Master Fund Advisory Agreement may each be continued in effect from year to year after its initial two-year term if its continuance is approved annually by either its respective board of managers or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the respective fund, provided that in either event the continuance is also approved by a majority of its Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement and the Master Fund Advisory Agreement also provide that each will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

     The Advisory Agreement and the Master Fund Advisory Agreement both provide that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund or Master Fund, as the case may be, the Adviser, and any member, director, officer or employee thereof, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Fund or Master Fund, as applicable, for any error of judgment, for any mistake of law or for any act or omission by such person in connection with the performance of services to the Fund or Master Fund. The Advisory Agreement and the Master Fund Advisory Agreement also both provide for indemnification, to the fullest extent permitted by law, by the Fund or Master Fund, as applicable, or the Adviser or any member, director, officer or employee thereof, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense directly arising from such person's performance or non-performance of its duties to the Fund or Master Fund, provided that the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations to the Fund or Master Fund.

     At a meeting of the Board of Managers held on September 11, 2009, all of the Managers, including all of the Independent Managers, approved the renewal of the Advisory Agreement for an additional one-year term. In considering whether to renew the Advisory Agreement, the Board of Managers reviewed materials from counsel and from the Adviser which included: (i) information concerning the services rendered to the Fund by the Adviser and the Adviser's affiliates and the fees to be paid by the Fund to the Adviser and the Adviser's affiliates;
(ii) information concerning the portfolio managers; and (iii) a summary of the legal duties of the Board of Managers under the 1940 Act.

     A description of the Board of Managers' considerations in connection with the most recent renewal of the Advisory Agreement is included in the Fund's semi-annual report to Members for the fiscal period ended September 30, 2009. A description of the Master Fund Board's considerations in connection with the approval of the Master Fund Advisory Agreement is included in the Master Fund's annual report for the fiscal year ended March 31, 2009.

                                     VOTING

     Each Member has the right to cast a number of votes based on the value of the Member's respective capital account at meetings of Members called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including election of Managers, approval of any investment advisory agreement entered into by the Fund and certain other matters. Except for the exercise of their voting privileges, Members are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund or the Master Fund.

     Notwithstanding the foregoing, the Fund will seek instructions from Members with regard to voting proxies of the Master Fund and vote such proxies of the Master Fund only in accordance with such instructions, or will vote its units in the Master Fund in the same proportion and in the same manner as the units of all other members of the Master Fund are voted. Procedures in this regard will require that, upon receipt of Master Fund proxy materials by the Fund, any such Master Fund proxy materials (including the proxy statement and voting instruction card) will be furnished to all Members to solicit their instructions on how to vote the matter(s).

                                  PROXY VOTING

     The Adviser votes proxy proposals, amendments, consents or resolutions (collectively, "proxies"), on behalf of the Master Fund, relating to the Master Fund's investments in Portfolio Funds (and any other Fund investments), in a manner that seeks to serve the best interests of the Fund and the Master Fund, taking into account the following factors: (i) the impact on the value of the returns of the Portfolio Fund; (ii) the attraction of additional capital to the Portfolio Fund; (iii) the alignment of the interests of the Portfolio Fund's management with the interests of the Portfolio Fund's beneficial owners, including establishing appropriate incentives for the Portfolio Fund's management; (iv) the costs associated with the proxy; (v) the impact on redemption or withdrawal rights; (vi) the continued or increased availability of portfolio information; and (vii) industry and business practices. In general, the Adviser seeks to resolve any potential conflicts of interest associated with any proxy by applying the foregoing general policy of seeking to serve the best interests of the Fund and the Master Fund. The Adviser has specific guidelines addressing how it votes proxies with regard to specific matters, such as voting rights, termination or liquidation of a Portfolio Fund, approval of members of the board of a Portfolio Fund or advisors and various other issues. It is important to note that the Adviser will abstain from voting (which generally requires submission of a proxy voting card) or affirmatively decide not to vote if the Adviser determines that abstaining or not voting is in the best interests of the Master Fund. In making such a determination, the Adviser will consider various factors, including, but not limited to: (i) the costs associated with exercising the proxy (E.G., translation or travel costs); and (ii) any legal restrictions on trading resulting from the exercise of a proxy. In addition, as described above, the Adviser may waive the Master Fund's voting rights attributable to the Master Fund's interests in Portfolio Funds. Information regarding how the Adviser voted any proxies on behalf of the Fund during the most recent twelve-month period ended June 30 will be reported on Form N-PX and will be made available no later than August 31 of each year. Such information can be obtained: (i) without charge, upon request, by calling (866) 773-7145; and (ii) on the SEC's website at www.sec.gov.

                                    BROKERAGE

     Each Portfolio Manager is directly responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for the Portfolio Fund it manages. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is applicable to securities traded in certain over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

     The Adviser expects that each Portfolio Manager will generally select brokers and dealers to effect transactions on behalf of its Portfolio Fund substantially in the manner set forth below. However, no guarantee or assurance can be made that a Portfolio Manager (including a Sub-Manager) will adhere to, and comply with, its stated practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of its Portfolio Fund, each Portfolio Manager will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. As described below, Portfolio Managers may place orders with brokers that provide research services. Certain Portfolio Managers may comply with the safe harbor under Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Safe Harbor"), with respect to the receipt of such services. However, subject to appropriate disclosure, Portfolio Managers of Portfolio Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or benefits that accrue to the Portfolio Manager rather than its Portfolio Fund which are not covered by the Safe Harbor. The Adviser considers the broker selection process employed by a Portfolio Manager in determining whether to invest in its Portfolio Fund. Each Portfolio Manager generally will seek reasonably competitive commission rates. However, Portfolio Managers will not necessarily pay the lowest commission available on each transaction.

     Consistent with the principle of seeking best execution, a Portfolio Manager may place brokerage orders with brokers (including affiliates of the Adviser) that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of a Portfolio Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Manager or its affiliates in providing services to clients other than a Portfolio Fund. In addition, not all of the supplemental information is used by Portfolio Managers in connection with Portfolio Funds in which the Fund invests. Conversely, the information provided to Portfolio Managers by brokers and dealers through which other clients of the Portfolio Managers effect securities transactions may be useful to the Portfolio Managers in providing services to Portfolio Funds in which the Fund invests.

                                  ADMINISTRATOR

     Pursuant to an administration agreement (the "Administration Agreement"), SEI Investments Global Funds Services (the "Administrator") provides various administrative services to the Fund, including fund accounting, investor accounting and taxation services, maintaining the register of the Fund and subject to approval by the Fund, generally reviewing and performing all actions related to the issuance and transfer of Units; performing all acts related to the repurchase of Units; and performing all other clerical services necessary in connection with the administration of the Fund. The Administrator may delegate certain of its administrative functions. In consideration for these services, the Fund pays the Administrator its PRO RATA portion (based on its net assets) of an annual fee (paid monthly) of up to 0.12% of the aggregate net assets of the Fund and the other funds in the Fund Complex (the "Complex Assets"), which fee will decline to the extent that the Complex Assets exceed $100 million. The Fund's PRO RATA portion of this fee is subject to an annual minimum fee of $15,000. The Administrator also serves as the transfer agent for the Units.

     Pursuant to the Administration Agreement, the Administrator provides or arranges for the provision of similar administrative services to the Master Fund. In consideration for these services, the Master Fund pays the Administrator its PRO RATA portion (based on its net assets) of an annual fee (paid monthly) of up to 0.12% of the Complex Assets, which fee will decline to the extent that the Complex Assets exceed $100 million. The Master Fund's PRO RATA portion of this fee is subject to an annual minimum fee of $75,000.

                           CUSTODIAN AND ESCROW AGENT

     SEI Private Trust Company (the "Custodian") serves as the custodian of the assets of the Fund and the Master Fund, and may maintain custody of such assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Managers or the Master Fund Board, as applicable, in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund and the Master Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian or a subcustodian in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

     UMB Bank, n.a. serves as Escrow Agent with respect to monies received from prospective investors in advance of dates when Units may be purchased and monies may be transmitted to the Fund. The Escrow Agent's principal business address is 1010 Grand Boulevard, 10th Floor, Kansas City, MO 64106.

                                FEES AND EXPENSES

     The Adviser bears all of its own costs incurred in providing investment advisory and other services to the Fund and the Master Fund, including travel and other expenses related to the selection and monitoring of Portfolio Managers.

     The Fund bears all of its own expenses and, through its investment in the Master Fund, its portion of the Master Fund's operating expenses, other than those borne by the Adviser pursuant to the Advisory Agreement and the Master Fund Advisory Agreement, and the Distributor pursuant to the Distribution Agreement and the Member Services Agreement, including, but not limited to: all investment related expenses (E.G., fees paid directly or indirectly to Portfolio Managers, all costs and expenses directly related to portfolio transactions and positions for the Master Fund's account such as direct and indirect expenses associated with the Master Fund's investments, including its investments in Portfolio Funds, transfer taxes and premiums, taxes withheld on foreign dividends and, if applicable in the event the Master Fund utilizes a Portfolio Account, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees); all costs and expenses associated with the establishment of any Portfolio Accounts; any non-investment related interest expense; organizational and offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund and the Master Fund; audit and tax preparation fees and expenses of the Fund; all costs and expenses associated with background checks on Portfolio Managers; all costs and expenses associated with retaining independent third parties to provide risk management services to the Fund; administrative expenses and fees of the Fund and the Master Fund; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Master Fund Advisory Fee; Distribution Fee; the Member Servicing Fee (as defined below); fees and travel-related and other expenses of members of the Board of Managers and the Master Fund Board who are not employees of the Adviser or any affiliated person of the Adviser; all costs and charges for equipment or services used in communicating information regarding the

Fund's and Master Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers.

     The Fund also indirectly bears fees and expenses of the Master Fund, as an investor in Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15%-25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager. If the Fund retains a Portfolio Manager to manage a Portfolio Account, a management fee and performance allocation would generally be payable or allocable to the Portfolio Manager. In such cases, the fees or allocations may differ from, and could be higher than, those described above. Any such Portfolio Account related advisory arrangements will be subject to the approval of the Board of Managers and Members.

     The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of the Fund to 2.25% per annum of the Fund's average monthly net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time of reimbursement. The Expense Limitation Agreement will remain in effect until terminated by the Fund. None of the fees charged to the Master Fund by a Portfolio Fund will be subject to the Expense Limitation Agreement.

                        CAPITAL ACCOUNTS AND ALLOCATIONS

CAPITAL ACCOUNTS

     The Fund maintains a separate capital account for each Member which has an opening balance equal to the Member's initial contribution to the capital of the Fund. Each Member's capital account is increased by the amount of contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account is reduced by the sum of the amount of any repurchase by the Fund of the Units, or any portion of them, of the Member, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.

     Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of the following: (i) the last day of each fiscal year (March
31); (ii) the last day of each taxable year (December 31); (iii) the day preceding the date on which any contribution to the capital of the Fund is made;
(iv) any day as of which the Fund repurchases any Units of any Member; or (v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

ALLOCATION OF NET PROFITS AND NET LOSSES

     Net profits or net losses of the Fund for each fiscal period are allocated among and credited to or debited from the capital accounts of all Members as of the last day of the fiscal period in accordance with Members' respective investment percentages for the fiscal period. These credits or debits to a Member's capital account are in turn reflected in changes in the value of the Member's Units. Net profits or net losses are measured as the net change in the value of the net assets of the Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses), before giving effect to any repurchases by the Fund of Units, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' respective investment percentages. Each Member's investment percentage will be determined each fiscal period by dividing, as of the commencement of the period, the balance of the Member's capital account by the sum of the balances of the capital accounts of all Members.

     Allocations for Federal income tax purposes generally will be made among the Members so as to reflect equitably amounts credited or debited to each Member's capital account for the current and prior fiscal years. (SEE "Tax Aspects.")

ALLOCATION OF SPECIAL ITEMS--CERTAIN WITHHOLDING TAXES AND OTHER EXPENDITURES

     Withholding taxes or other tax obligations incurred by the Fund which are attributable to any Member will be debited from the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member's Units is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, it may, in its sole discretion and at the request and expense of that Member, assist the Member in applying for the refund.

     Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Members, will be charged to only those Members on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

RESERVES

     Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Members at the time when the reserve is created, increased or decreased, as the case may be; PROVIDED, HOWEVER, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase, or decrease shall instead be charged or credited to those investors who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

NET ASSET VALUATION

     The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business as of the end of each fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Managers. The net asset value per Unit equals the net asset value of the Fund divided by the number of its outstanding Units. Substantially all of the net asset value of the Fund is based on the net asset value of its units in the Master Fund. The net asset value of the Master Fund is based primarily on the fair value of its interests in Portfolio Funds. The Master Fund Board has delegated various responsibilities regarding Portfolio Fund valuation procedures to the Adviser. The Adviser's actions in this regard remain subject to the oversight of the boards of managers of the Fund and the Master Fund.

     In accordance with these policies, investments in Portfolio Funds are valued at their "fair values." Ordinarily, this will be the values determined by the Portfolio Managers of the Portfolio Funds in accordance with the Portfolio Funds' valuation policies and as reported by the Portfolio Managers. As a general matter, the fair value of the Master Fund's interest in a Portfolio Fund will represent the amount that the Master Fund could reasonably expect to receive from the Portfolio Fund if the Master Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable. Because Portfolio Funds provide net asset value information to the Master Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Master Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Master Fund by Portfolio Managers (except in the case of Portfolio Accounts). In the unlikely event that a Portfolio Fund does not report a value to the Master Fund on a timely basis, the Master Fund would determine the fair value of its interest in that Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Master Fund values its assets. The Master Fund Board has determined that any values of interests in Portfolio Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available or the fair value of such securities.

     Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Master Fund for valuing its own investments. In a situation where a Portfolio Manager allocates a Portfolio Fund's assets to special investment accounts or side pockets, the current fair value of the Master Fund's interest in that Portfolio Fund may not be accurately reflected in the Master Fund's and thus, the Fund's net asset value. This is because the Portfolio Manager's most recent computation of the fair value of the special investment account or side pocket may have last occurred a significant amount of time (I.E., as much as eleven months or longer) before the current monthly computation of the Fund's and the Master Fund's net asset value. As a result, for any given month, the stated net asset value of the Master Fund and thus, the Fund, may, under certain circumstances, be higher or lower than the value that would otherwise have been utilized had the Portfolio Manager determined and reported the fair value of any side pocket as of the end of the most recent calendar month. Although the procedures approved by the Master Fund Board provide that the Adviser will periodically review the valuations of interests in Portfolio Funds provided by the Portfolio Managers, the Adviser will not be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).

     The Fund's and the Master Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund and the Master Fund value their respective assets. The Adviser or, in certain cases, the Master Fund Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Master Fund's interests in a Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Master Fund Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Master Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Master Fund Board.

     The Portfolio Funds provide estimated net asset value determinations to the Master Fund on a monthly basis, generally within one or two weeks following the end of the month. The Adviser attempts to confirm the accuracy of each Portfolio Fund's monthly valuation using various means, including: discussing monthly with Portfolio Managers their Portfolio Funds' values; reviewing Portfolio Fund portfolio positions, when available; and analyzing audited financial statements of Portfolio Funds. Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Master Fund could result in an adjustment to the fair value given by the Master Fund to its investment in a Portfolio Fund or a decision by the Adviser to liquidate the Master Fund's investment in a Portfolio Fund. The valuations reported by the Portfolio Managers, upon which the Master Fund calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Portfolio Funds are audited by the independent auditors of the Portfolio Funds and may be revised as a result of such audits. Other adjustments may occur from time to time.

     To the extent the Fund or the Master Fund invests its assets through Portfolio Accounts, and to the extent the Fund or the Master Fund invests in money market instruments, the Fund and the Master Fund will value portfolio securities (other than interests in Portfolio Funds) as follows:

     Securities listed on the Nasdaq National Market System ("NASDAQ") are valued at the NASDAQ Official Closing Price ("NOCP") (which, as of June 2003, is the last trade price at or before 4:00:02 p.m. (Eastern Time) adjusted up to NASDAQ's best offer price if the last trade price is below such bid and down to NASDAQ's best offer price if the last trade is above such offer price). If no NOCP is available, the security will be valued at the last sale price on the NASDAQ prior to the calculation of the net asset value of the Fund and the Master Fund. If no sale is shown on NASDAQ, the bid price will be used. If no sale is shown and no bid price is available, the price will be deemed "stale" and the value will be determined in accordance with the fair valuation procedures set forth herein. U.S. exchange traded securities, other than NASDAQ securities, are valued at their last composite sale prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange. Listed options or futures contracts will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or futures contracts or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets, will be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund Board.

     Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The reasonableness of valuations provided by any such pricing service will be reviewed periodically by the Master Fund Board. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Master Fund Board to represent fair value.

     All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S. Foreign exchange rates also are determined before such close. On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value is determined. When such significant events materially affect the values of securities held by the Master Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Master Fund Board.

     Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Master Fund's and thus, the Fund's net assets, which, in turn, would affect amounts paid on repurchases of Units and the amount of fees paid, if the judgments made regarding appropriate valuations should be proven incorrect.

                              CONFLICTS OF INTEREST

GENERAL

     The Advisory Agreement and the Master Fund Advisory Agreement do not require the Adviser or its affiliates (together with their members, officers and employees, including those involved in the investment activities and business operations of the Fund and the Master Fund) to devote all or any specified portion of their time to managing the Fund's or the Master Fund's affairs, but only to devote so much of their time to the Fund's and the Master Fund's affairs as they reasonably believe necessary in good faith. The Advisory Agreement and the Master Fund Advisory Agreement do not prohibit the Adviser or its affiliates from engaging in any other existing or future business, and the Adviser or its affiliates may provide investment management services to other clients or family members of the portfolio managers. In addition, the portfolio managers and affiliates of the Adviser may invest for their own accounts in various investment opportunities, including in hedge funds. A determination may be made that an investment opportunity in a particular investment fund is appropriate for a portfolio manager or an affiliate of the Adviser, but not for the Fund or the Master Fund. This determination will be made by the Adviser's investment committee, consistent with the Adviser's allocation policy (which requires the Adviser to allocate opportunities on a fair and equitable basis).

     The Adviser is an indirect subsidiary of Robeco Groep, N.V. The Adviser, Robeco Groep, N.V. and their affiliates (collectively, for the purposes of this section, "Robeco") and their partners, officers and employees, including those involved in the investment activities and business operations of the Fund and the Master Fund, are engaged in businesses unrelated to the Fund and the Master Fund.

     Robeco is a leading European asset manager that provides discretionary asset management products and services and a complete range of mutual funds to a large number of institutional and retail clients worldwide. As such, Robeco may engage in transactions in the same securities and other instruments in which the Portfolio Managers selected by the Adviser may invest. In addition, Robeco may have investments or other business relationships with the Portfolio Managers utilized by the Fund or the Master Fund. Robeco is not under any obligation to share any investment opportunity, idea or strategy with the Fund or the Master Fund.

     The proprietary activities or portfolio strategies of Robeco, or the activities or strategies used for accounts managed by Robeco for other customer accounts, could conflict with the transactions and strategies employed by a Portfolio Manager and affect the prices and availability of the securities and instruments in which the Portfolio Manager invests. Issuers of securities held by a Portfolio Manager may have publicly or privately traded securities in which Robeco is an investor or makes a market. Robeco's trading activities generally are carried out without reference to positions held directly or indirectly by the Master Fund and may have an effect on the value of the positions so held or may result in Robeco having an interest in the issuer adverse to that of the Master Fund and thus, the Fund.

     Brokerage firms affiliated with the Portfolio Managers may execute securities transactions on behalf of the Fund consistent with the provisions of the 1940 Act and, with respect to the Portfolio Funds in which the Fund invests, consistent with best execution.

     Real, potential or apparent conflicts of interest may arise when a portfolio manager has day-to-day portfolio management responsibilities with respect to more than one fund. The Adviser's portfolio managers may manage other accounts with investment strategies similar to the Fund and the Master Fund, including other investment companies, pooled investment vehicles and separately managed accounts. Fees earned by the Adviser may vary among these accounts and the Adviser's portfolio managers may personally invest in these accounts. These factors could create conflicts of interest because the Adviser's portfolio managers may have incentives to favor certain accounts over others, resulting in other accounts outperforming the Fund or the Master Fund. A conflict may also exist if the Adviser's portfolio managers identify a limited investment opportunity that may be appropriate for more than one account, but the Fund or the Master Fund is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts. In addition, the Adviser's portfolio managers may execute transactions for another account that may adversely impact the value of securities held by the Fund or the Master Fund. However, the Adviser believes that these risks are mitigated by the fact that accounts with like investment strategies managed by the Adviser's portfolio managers are generally managed in a similar fashion and the Adviser has a policy that seeks to allocate opportunities on a fair and equitable basis.

     The Adviser is also the investment manager for other investment vehicles (collectively with the Other Vehicles, the "Related Accounts"). The Related Accounts may invest in the same Portfolio Funds as the Fund and the Master Fund. As a result, the Related Accounts may compete with the Fund and the Master Fund for appropriate investment opportunities. As a general matter, the Adviser will consider participation by the Fund and the Master Fund in all appropriate investment opportunities that are under consideration by the Adviser for the Related Accounts. The Adviser will evaluate for the Fund, the Master Fund and the Related Accounts a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund, the Master Fund or the Related Accounts at a particular time. Because these considerations may differ for the Fund, the Master Fund and the Related Accounts in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and the Master Fund and each of the Related Accounts will differ. The Adviser will, however, attempt to allocate these investment opportunities in an equitable manner.

     The Fund and the Master Fund, absent SEC exemptive relief, may be precluded from investing any assets in certain Portfolio Funds where an account managed by the Adviser is already invested (or seeks to invest) to the extent that the Fund is considered a "joint participant" (within the meaning of Section 17(d) of the 1940 Act or Rule 17d-1 thereunder) with an account managed by the Adviser. Additionally, in the event the Master Fund retains Portfolio Managers as Sub-Managers, there is also the potential for prohibited affiliated transactions to exist. For example, the Master Fund or a Sub-Manager (or its affiliate), absent SEC exemptive relief, may be precluded from investing any assets in certain hedge funds when accounts managed by a Sub-Manager are already invested in those hedge funds.

     The BHCA and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser, Robeco, Rabobank and their affiliates on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund.

     Other present and future activities of the Adviser, the portfolio managers, the Administrator and/or their affiliates may give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Managers will attempt to resolve such conflicts in a fair and equitable manner. The use of a master-feeder structure also may create a conflict of interest in that different tax considerations for the Fund and other feeder funds may cause the Master Fund to structure or dispose of an investment in a manner that is more advantageous to one feeder fund over another.

PORTFOLIO MANAGERS

     Any Portfolio Manager that is also a Sub-Manager will likely follow practices substantially similar to those described below. Although it is anticipated that Portfolio Managers that are not also Sub-Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that a Portfolio Manager (including a Sub-Manager) will adhere to, and comply with, its stated practices. For purposes of this section only, the term "Portfolio Manager" will apply to both a "Portfolio Manager" and a "Sub-Manager."

     PARTICIPATION IN INVESTMENT OPPORTUNITIES. The Adviser anticipates that each Portfolio Manager will consider participation by the relevant Portfolio Fund in all appropriate investment opportunities that are also under consideration for investment by the Portfolio Manager for its Portfolio Accounts that pursue similar investment programs. There may be circumstances, however, under which a Portfolio Manager will cause its Portfolio Account to commit a larger percentage of its respective assets to an investment opportunity than to which the Portfolio Manager will commit the relevant Portfolio Fund's assets. There also may be circumstances under which a Portfolio Manager will consider participation by its Portfolio Account in investment opportunities in which the Portfolio Manager does not intend to invest on behalf of the relevant Portfolio Fund, or vice versa.

     Each Portfolio Manager is expected to evaluate a variety of factors in determining whether a particular investment opportunity or strategy is appropriate and feasible for the relevant Portfolio Fund and Portfolio Account at a particular time. These factors may include the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (I.E., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account; however, particular Portfolio Managers may consider other factors. Because the relevant considerations may differ for a Portfolio Fund and a relevant Portfolio Account in the context of any particular investment opportunity, the investment activities of a Portfolio Fund, on the one hand, and a Portfolio Account, on the other, may differ considerably from time to time. In addition, the fees and expenses of the Portfolio Funds will differ from those of the Portfolio Accounts. Accordingly, prospective Members should note that the future performance of a Portfolio Manager's Portfolio Fund and its Portfolio Account will vary.

     When a Portfolio Manager determines that it would be appropriate for its Portfolio Fund and one or more of its Portfolio Accounts to participate in an investment opportunity at the same time, it will likely attempt to aggregate, place and allocate orders on a basis that the Portfolio Manager believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that any Portfolio Fund participate, or participate to the same extent as a Portfolio Account, in all trades. Although no assurances can be made, no participating entity or account will likely receive preferential treatment over any other and each Portfolio Manager will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders.

     Situations may occur, however, where a Portfolio Fund could be disadvantaged because of the investment activities conducted by the Portfolio Manager for a Portfolio Account. Such situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Portfolio Fund, and the Portfolio Accounts, thereby limiting the size of the Portfolio Fund's position; (ii) the difficulty of liquidating an investment for the Portfolio Fund and the Portfolio Accounts where the market cannot absorb the sale of the combined positions; and (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

     Each  Portfolio  Manager  and  its  principals,   officers,  employees  and
affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or a Portfolio Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Portfolio Manager that are the same, different or made at a different time than positions taken for the Master Fund.

     Portfolio Managers or their affiliates may from time to time provide investment advisory or other services to hedge funds and other entities or accounts managed by the Adviser and its affiliates. In addition, Portfolio Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that the Adviser and its affiliates may provide either: (i) to one or more Portfolio Accounts; or (ii) to the Master Fund.

     OTHER MATTERS. Except as may be permitted by applicable law, a Portfolio Manager and its affiliates are not expected to buy securities or other property from, or sell securities or other property to, the Portfolio Fund it manages. In this regard, a Portfolio Fund may effect certain principal transactions in securities with one or more Portfolio Accounts, subject to certain conditions. Such transactions would be made in circumstances where the Portfolio Manager has determined it would be appropriate for the Portfolio Fund to purchase and a Portfolio Account to sell, or the Portfolio Fund to sell and a Portfolio Account to purchase, the same security or instrument on the same day. Future investment activities of the Portfolio Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing may give rise to additional conflicts of interest.

                                 CODE OF ETHICS

     The Adviser and its affiliates may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made by the Master Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by the Adviser and its affiliates (including personnel of the Adviser) that are the same, different or made at a different time than positions taken for the Master Fund. In order to mitigate the possibility that the Fund will be adversely affected by this personal trading, the Fund and the Master Fund have adopted a code of ethics and furthermore the Adviser and Robeco Securities (as defined below) have adopted a joint code of ethics (collectively with the Fund's and the Master Fund's code of ethics, the "Codes of Ethics") in compliance with Rule 17j-1 under the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. The Codes of Ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

     Future investment activities of the Adviser and its affiliates and their principals, managers, partners, directors, officers or employees may give rise to additional conflicts of interest.

                               PURCHASES OF UNITS

PURCHASE TERMS

     Units may be purchased generally as of the first business day of each calendar month, except that the Fund may offer Units more or less frequently as determined by the Board of Managers. In order to purchase Units, an investor must submit a completed investor certification to the Administrator generally five calendar days before the investor's proposed purchase. Cleared funds must be available in the investor's account no later than five calendar days before the investor's proposed purchase, or such other date as Robeco Securities may determine in its sole discretion and communicate to the investor (the "Funding Deadline"). If an investor's certification is accepted by the Administrator prior to the Funding Deadline, monies representing the capital contribution will be debited from the investor's account by the Selling Agent (as defined below) servicing the investor's account and deposited in a non-interest bearing escrow account pending the deposit of such monies with the Fund. At the close of business on the Funding Deadline, the Fund will withdraw the monies representing the capital contribution from the escrow account or the Selling Agent servicing the investor's account will remit such monies representing the capital contribution from the investor's account, as applicable, and deposit such monies with the Fund. The Fund will then issue the requisite number of Units to the investor on the purchase date. All purchases are subject to the receipt of cleared funds from the investor prior to the applicable purchase date in the full amount of the purchase. The Board of Managers reserves the right to reject any purchase for Units and the Board of Managers may, in its sole discretion, suspend purchases of Units at any time.

     An investor purchases Units in the Fund. The Units represent a capital account maintained on the investor's behalf that reflects the purchaser's PRO RATA share of the Fund's capital. An investor's capital account is used to facilitate tax reporting to the investor. Units are offered at their net asset value per Unit, and each Unit subscribed for represents a capital contribution to the Fund in that amount. Generally, the minimum initial investment in the Fund from each investor is $50,000, and the minimum additional investment in the Fund is $25,000. The minimum initial investment for employees of the Adviser or a Selling Agent and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, the Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families, is $25,000 and subsequent investments must be at least $10,000. The minimum initial and minimum additional investment requirements may be reduced or increased by the Board of Managers. Under certain circumstances, the minimum investment amounts may be waived, subject to the approval of Robeco Securities, L.L.C., a Delaware limited liability company that is a subsidiary of the Adviser ("Robeco Securities"). An investor's purchase of Units is irrevocable by the investor and will generally require the investor to maintain its investment in the Fund until such time as the Fund offers to repurchase the Units in a tender offering. (SEE "Redemptions, Repurchases of Units and Transfers" below.) The Board of Managers may, in its discretion, cause the Fund to repurchase a Member's entire interest in the Fund (I.E., all Units held by the Member) if the Member's capital account balance, as a result of repurchase or transfer requests by the Member, is less than $50,000 (or any lower amount equal to the Member's initial purchase amount).

     Except as otherwise permitted by the Board of Managers, initial and any additional contributions to the capital of the Fund by any Member will be payable in cash. Initial and any additional contributions to the capital of the Fund will be payable in one installment. Although the Fund may accept contributions of securities in the sole discretion of the Board of Managers, the Fund has no present intention of accepting contributions of securities. If the Fund were to accept a contribution of securities, the securities would be valued in the same manner as the Fund values its other assets. (SEE "Capital Accounts and Allocations--Net Asset Valuation.")

     Each new Member must agree to be bound by all of the terms of the Third Amended and Restated Limited Liability Company Agreement of the Fund (the "Company Agreement"). Each potential investor must also represent and warrant in an investor certification, among other things, that the investor is purchasing Units for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Units.

ELIGIBLE INVESTORS

     Units are being offered only to investors that are "Eligible Investors." Currently, "Eligible Investors" include: (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1.5 million at the time of investment (or such greater amount as may be required by applicable law or by the Board of Managers, in its sole discretion); (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "qualified purchasers," as defined by the 1940 Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition, Units are offered only to investors that are U.S. persons for Federal income tax purposes, as defined below, and may not be purchased by charitable remainder trusts. Investors must complete and sign an investor certification that the investor meets these requirements before it may invest in the Fund. A form of the certification that each investor will be asked to sign is contained in Appendix B of this Prospectus. Units may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, each as defined in the Code. The Fund is not obligated to sell through brokers, dealers or other financial institutions, any Units that have not been placed with Eligible Investors that meet all applicable requirements to invest in the Fund. The Fund reserves the right to reject any order for the purchase of Units and may, in its sole discretion, suspend the offering of Units at any time.

     A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. Federal income tax purposes) created or organized in the United States or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Code) which is subject to U.S. tax on its income from all sources; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust.

DISTRIBUTION AND MEMBER SERVICES

     The Fund has entered into a distribution agreement (the "Distribution Agreement") with Robeco Securities, a subsidiary of the Adviser, whose principal business address is 909 Third Avenue, New York, New York 10022, to act as the distributor for the sale of Units (the "Distributor"). Robeco Securities serves as the Distributor on a reasonable best efforts basis, subject to various conditions, and may retain broker-dealers (collectively with Robeco Securities, the "Selling Agents") to assist in the distribution of Units.

     Selling Agents generally will be entitled to a sales load and an ongoing fee for such services. The specific amount of the sales load paid with respect to a Member is generally dependent on the size of the investment in the Fund, but will not exceed 2.5% of an investor's investment amount. (Subject to that limit, however, the applicable schedule of sales loads may vary among Selling Agents.) The sales load will be charged as a percentage of an investor's investment amount. The sales load will not constitute an investment made by the investor in the Fund. The sales load may be adjusted or waived at the sole discretion of the applicable Selling Agent in consultation with the Fund, and is expected to be waived for the Adviser and its affiliates, including the directors, partners, principals, officers and employees of each of these entities, and employees of the Selling Agents and certain of their affiliates.

     In addition, as compensation for the sale and marketing of Units, the Fund pays Robeco Securities an ongoing quarterly fee at an annualized rate of 0.85% of the average net assets of the Fund during the calendar quarter (after adjustment for any purchases effective on that date) (the "Distribution Fee"). The Distribution Fee is payable in arrears within five days after the end of the quarter. These payments have been separately authorized by the Board pursuant to a distribution plan adopted by the Board. Robeco Securities is not required to use all of the compensation it receives from the Fund to retain and pay Selling Agents. However, it is currently expected that a significant portion of the compensation paid to Robeco Securities by the Fund will be used to compensate Selling Agents for selling Units.

     The Fund has also entered into a Member Services Agreement with the Distributor to provide (or arrange for the provision of) ongoing Member and account maintenance services. Under the terms of a Member servicing agreement between the Fund and the Distributor (the "Member Services Agreement"), the Distributor is authorized to provide, or retain other broker-dealers ("Member Service Providers") to provide, ongoing Member and account maintenance services to the Members of the Fund. These services include, but are not limited to, handling Member inquiries regarding the Fund (for example, responding to questions concerning capital account balances and reports and tax information provided by the Fund); assisting in the enhancement of communications between Members and the Fund; notifying the Fund of any changes to Member information, such as changes of address; and providing such other information and Member services as the Fund (or the Distributor) may reasonably request. Under the Member Services Agreement, the Fund pays an ongoing quarterly Member Servicing fee at an annualized rate of 0.15% of the average net assets of the Fund during the calendar quarter to the Distributor (the "Member Servicing Fee").

     Aggregate compensation paid to Robeco Securities and to any Selling Agent in connection with the marketing and sales of Units and for ongoing Member and account related services (including the Distribution Fee and the Member Servicing Fee) may not exceed 5.5% of the total proceeds to be received by the Fund in respect of sales of Units registered pursuant to this offering ("Offering Proceeds"). Specifically, the Distribution Fee, in the aggregate, will be capped at 4.675% of the Offering Proceeds and the Member Servicing Fee, in the aggregate, will be capped at 0.825% of the Offering Proceeds. In addition, the sales loads Robeco Securities and Selling Agents receive from investors will be capped at 2.5% of the Offering Proceeds. All compensation received by Robeco Securities under the Distribution Agreement and Member Services Agreement, and sales loads have been deemed by the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers) to be underwriting compensation and are subject to this limitation.

                           REDEMPTIONS, REPURCHASES OF
                               UNITS AND TRANSFERS

NO RIGHT OF REDEMPTION

     No Member or other person holding Units acquired from a Member will have the right to require the Fund to redeem those Units. There is no public market for Units, and none is expected to develop. Consequently, investors may not be able to liquidate their investment other than as a result of repurchases of Units by the Fund, as described below. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Units.

REPURCHASES OF UNITS

     The Fund from time to time will offer to repurchase outstanding Units from Members pursuant to written tenders by Members at such times and on such terms and conditions as may be determined by the Board of Managers, in its sole discretion. A repurchase fee equal to 2.0% of the value of Units repurchased, which is retained by the Fund, will apply if the date as of which the Units are to be valued for purposes of repurchase is less than one year following the date of a Member's investment in the Fund. The fee is intended to offset costs associated with short-term investments in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

     In determining whether the Fund should offer to repurchase Units from Members, the Board of Managers will consider various factors, including the recommendations of the Adviser. THE ADVISER CURRENTLY EXPECTS THAT IT WILL RECOMMEND TO THE BOARD OF MANAGERS THAT THE FUND OFFER TO REPURCHASE UNITS FROM MEMBERS FOUR TIMES EACH YEAR, AS OF THE LAST DAY OF EACH CALENDAR QUARTER. The Board of Managers will also consider the following factors, among others, in making this determination:

       o  whether any Members have requested the Fund to repurchase their Units;

       o  the liquidity of the Master Fund's assets;

       o the investment plans and working capital requirements of the Fund and the Master Fund;

       o  the relative economies of scale with respect to the size of the Fund;

       o  the history of the Fund in repurchasing Units;

       o  the economic condition of the securities markets; and

       o  the anticipated tax consequences of any proposed repurchases of Units.

     The Fund will repurchase Units from Members pursuant to written tenders on terms and conditions that the Board of Managers determines to be fair to the Fund and to all Members. The value of a Member's Units that are being repurchased is equal to the value of the Member's capital account (or the portion thereof being repurchased) as of the close of business of any fiscal period, after giving effect to all allocations that are made as of such date. When the Board of Managers determines that the Fund shall repurchase Units, notice will be provided to Members describing the terms thereof, containing information Members should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Members who are deciding whether to tender Units during the period that a repurchase offer is open may ascertain the net asset value of their Units by contacting the Adviser during the period. However, because the Fund expects to determine its net asset value only on a monthly basis, approximately one or two weeks after the end of each month, Members may not be able to obtain current information regarding the value of Units when making their decision as to whether to tender Units for repurchase.

     The Company Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request for the repurchase of its Units by the Fund, in accordance with the terms of the Company Agreement, is not repurchased by the Fund within a period of two years following the date of the request; PROVIDED, HOWEVER, that dissolution shall not be required if the Fund is unable to repurchase a Member's Units as a result of regulatory restrictions that prevent the Fund from fulfilling a repurchase request.

     Repurchases of Units from Members by the Fund may be made, in the discretion of the Fund, and may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. However, the Fund does not expect to distribute securities in-kind except in the unlikely event that the Fund does not have sufficient cash to pay for Units that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Units for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Units from Members. Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Company Agreement), which will be distributed to all tendering Members on a PARI PASSU basis. Except as described above, the Fund does not impose any charges in connection with repurchases of Units.

     The Fund's ability to conduct a repurchase offer will also be dependent upon the Master Fund's ability to conduct a repurchase offer that would provide the Fund with the liquidity necessary, and within the timeframe needed, to carry out the Fund's repurchase offer. Like the Fund, the Master Fund's ability to conduct a repurchase offer will be subject to the discretion of the Master Fund Board based on considerations substantially identical to those considered by the Board of Managers and which are described above. It is currently expected that the Adviser will recommend to the Master Fund Board that the Master Fund offer to repurchase units from its members four times each year, as of the last day of each calendar quarter.

REPURCHASE PROCEDURES

     Due to liquidity restraints associated with the Fund's investments in the Master Fund, which in turn is restricted as to its ability to withdraw from Portfolio Funds and the fact that the Master Fund may have to effect withdrawals from those funds to pay for Units being repurchased, the Adviser expects that, under the procedures applicable to the repurchase of Units, Units will be valued for purposes of determining their repurchase price as of a date at least 65 days after the date by which Members must submit a repurchase request (the "Valuation Date") and that the Fund will generally pay the value of the Units repurchased (or as discussed below, at least 90% of such value if all of a Member's Units are repurchased) up to one month after the Valuation Date. Currently, it is anticipated that the Valuation Date will be approximately 95 days after the date by which Members must submit a repurchase request. The value of Units can change significantly between the date by which a Member must decide whether to tender its Units for repurchase and the Valuation Date. The amount that a Member may expect to receive on the repurchase of the Member's Units will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account and less the repurchase fee, if applicable. The balance due to each Member who tenders his Units will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year). If all of a Member's Units are repurchased, the Member will receive an initial payment equal to at least 90% of the estimated value of the Units and the balance due will be determined and paid promptly after completion of the Fund's audit and will be subject to audit adjustment.

     Under these procedures, Members will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of the Units as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Units and the date they can expect to receive payment for their Units from the Fund. However, promptly after the expiration of a repurchase offer, Members whose Units are accepted for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Units. Payments for repurchased Units may be delayed under circumstances where the Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced delays in receiving payments from the Portfolio Funds.

     If a repurchase offer is oversubscribed by Members who tender Units for repurchase, the Fund will repurchase only a PRO RATA portion of the Units tendered by each Member. A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance of $50,000 (or any lower amount equal to the Member's initial purchase), or such other amount as is determined by the Board of Managers. If a Member tenders a portion of its Units and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of the Units to be purchased from the Member so that the required minimum balance is maintained.

     Repurchases of Units by the Fund are subject to certain regulatory requirements imposed by SEC rules and the procedures applicable to repurchases of Units as described above may be amended by the Fund in order to comply with any regulatory requirements applicable to such repurchase procedures.

     The Fund may cancel an offer to repurchase Units (an "Offer"), amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or the States of New York or Pennsylvania that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Units tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

     The Fund is permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for Members. (SEE "Investment Practices and Related Risk Factors--Leverage.")

MANDATORY REDEMPTION BY THE FUND

     The Company Agreement provides that the Fund may redeem the Units of a Member or any person acquiring Units from or through a Member under certain circumstances, including if: ownership of the Units by the Member or other person will cause the Fund or the Adviser to be in violation of certain laws or any of the representations and warranties made by a Member in connection with the acquisition of the Units was not true when made or has ceased to be true.

TRANSFERS OF UNITS

     Except as otherwise described below, no person shall become a substituted Member without the consent of the Board of Managers, or the Adviser, which consent may be withheld for any reason in its sole discretion. Units held by Members may be transferred only: (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member; or (ii) with the consent of the Board of Managers (which may be withheld in its sole discretion). Under certain circumstances, the Board of Managers has delegated to the Adviser authority to consent to transfers of Units. The Board of Managers has also delegated to the Adviser authority to admit Members. The Board of Managers, or the Adviser, generally will not consent to a transfer unless the following conditions are met: (i) the proposed transfer is to be made on the last day of a fiscal quarter; and (ii) the transfer is (x) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member, (y) to members of the transferring Member's immediate family (E.G., brothers, sisters, spouse, parents and children), or (z) a distribution from a qualified retirement plan or an individual retirement account, unless the Fund consults with counsel to the Fund and such counsel confirms that the transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board of Managers, or the Adviser, that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability and must be accompanied by a properly completed investor certification. The

Board of Managers, or the Adviser, may not consent to a transfer of Units by a Member unless such transfer is to a single transferee or after the transfer of a portion of the Units, the balance of the capital account of each of the transferee and transferor is not less than $50,000. A Member who transfers Units may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with the transfer.

     Any transferee that acquires Units in the Fund by operation of law as the result of the death, divorce, dissolution, bankruptcy, insolvency or adjudication of incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Units so acquired, to transfer the Units in accordance with the terms of the Company Agreement and to tender the Units for repurchase by the Fund, but shall not be entitled to the other rights of a Member unless and until the transferee becomes a substituted Member as provided in the Company Agreement. If a Member transfers Units with the approval of the Board of Managers, or the Adviser, the Fund shall promptly take all necessary actions so that each transferee or successor to whom the Units are transferred is admitted to the Fund as a Member.

     By purchasing Units, each Member agrees to indemnify and hold harmless the Fund, the Board of Managers, the Adviser, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Member in violation of these provisions or any misrepresentation made by that Member in connection with any such transfer.

                                   TAX ASPECTS

     The following is a summary of certain aspects of the income taxation of the Fund and its Members which should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal tax purposes.

     This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

     EACH  PROSPECTIVE  MEMBER SHOULD  CONSULT WITH ITS OWN TAX ADVISER IN ORDER
FULLY  TO  UNDERSTAND  THE  FEDERAL,   STATE,   LOCAL  AND  FOREIGN  INCOME  TAX
CONSEQUENCES OF AN INVESTMENT IN THE FUND.

     In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Units.

TAX TREATMENT OF FUND OPERATIONS

     CLASSIFICATION OF THE FUND. The Fund has received an opinion of Schulte Roth & Zabel LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board of Managers, the Fund will be classified as a partnership for Federal tax purposes and not as an association taxable as a corporation.

     Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

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

     The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test. Schulte Roth & Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board of Managers, the Units in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

     Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

     UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF ITS BEING A MEMBER OF THE MASTER FUND, AND ITS OR THE MASTER FUND'S BEING A DIRECT OR INDIRECT INVESTOR IN A PORTFOLIO FUND OR A PORTFOLIO ACCOUNT THAT IS TREATED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES (A "PORTFOLIO PARTNERSHIP").

     The Master Fund operates as a pass-through entity for Federal tax purposes and not as an entity taxable as a corporation.

     As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

     ALLOCATION OF PROFITS AND LOSSES. Under the Company Agreement, the Fund's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The Company Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years. There can be no assurance however, that the particular methodology of allocations used by the Fund will be accepted by the Service. If such allocations are successfully challenged by the Service, the allocation of the Fund's tax items among the Members may be affected.

     Under the Company Agreement, the Board of Managers has the discretion to allocate specially an amount of the Fund's ordinary income and/or capital gain (including short-term capital gain) and deductions, ordinary loss and/or capital loss (including long-term capital loss) for Federal income tax purposes to a withdrawing Member to the extent that the Member's capital account exceeds, or is less than, as the case may be, its Federal income tax basis in its Units. There can be no assurance that, if the Board of Managers makes any such special allocations, the Service will accept such allocations. If such allocations are successfully challenged by the Service, the Fund's tax items allocable to the remaining Members would be affected.

     TAX ELECTIONS; RETURNS; TAX AUDITS. The Code generally provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the Company Agreement, the Board of Managers, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend upon whether the Master Fund and any Portfolio Partnership also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board of Managers presently does not intend to make such election.

     The Board of Managers decides how to report the partnership items on the Fund's tax returns. In certain cases, the Fund may be required to file a statement with the Service disclosing one or more positions taken on its tax return, generally where the tax law is uncertain or a position lacks clear authority. All Members are required under the Code to treat the partnership items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Fund's items have been reported. In the event the income tax returns of the Fund are audited by the Service, the tax treatment of the Fund's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board of Managers, designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

     MANDATORY BASIS ADJUSTMENTS. The Fund and the Master Fund are generally required to adjust their tax basis in their assets in respect of all Members in cases of partnership distributions that result in a "substantial basis reduction" (I.E., in excess of $250,000) in respect of the relevant partnership's property. The Fund and the Master Fund are also required to adjust their tax basis in their assets in respect of a transferee, in the case of a sale or exchange of an interest, or a transfer upon death, when there exists a "substantial built-in loss" (I.E., in excess of $250,000) in respect of partnership property immediately after the transfer. For this reason, the Fund will require (i) a Member who receives a distribution from the Fund in connection with a complete withdrawal, (ii) a transferee of Units (including a transferee in case of death) and (iii) any other Member in appropriate circumstances to provide the Fund with information regarding its adjusted tax basis in its Units.

TAX CONSEQUENCES TO A WITHDRAWING MEMBER

     A Member receiving a cash liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Units. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member's contributions to the Fund. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its Units.

     As discussed above, the Company Agreement provides that the Board of Managers may specially allocate items of Fund ordinary income and/or capital gain (including short-term capital gain) and deductions, ordinary loss and/or capital loss (including long-term capital loss) to a withdrawing Member to the extent its capital account would otherwise exceed or be less than, as the case may be, its adjusted tax basis in its Units. Such a special allocation of income or gain may result in the withdrawing Member recognizing ordinary income and/or capital gain, which may include short-term capital gain, in the Member's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Such a special allocation of deduction or loss may result in the withdrawing Member recognizing ordinary loss and/or capital loss, which may include long-term capital loss, in the Member's last taxable year in the Fund, thereby reducing the amount of short-term capital loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

     DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner," which term should include a Member whose contributions to the Fund consisted solely of cash, the rule treating a distribution of property as a distribution of cash would not apply.

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

TAX TREATMENT OF FUND INVESTMENTS

     IN GENERAL. The Master Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

     Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Capital gains and losses recognized by the Fund may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the treatment of the Fund's securities positions.(2)

     The Fund may also realize ordinary income and losses with respect to its transactions. The Fund may hold debt obligations with "original issue discount." In such case the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. In addition, certain derivative transactions entered into by the Fund may also give rise to current income even though there has been no corresponding cash distribution to the Fund.

     The maximum ordinary income tax rate for individuals is 35%(3) and, in general, the maximum individual income tax rate for "Qualified Dividends"(4) and long-term capital gains is 15%(5) (unless the taxpayer elects to be taxed at ordinary rates -- SEE "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. Capital losses of an individual taxpayer may generally be carried forward to succeeding tax years to offset capital gains and then ordinary income (subject to the $3,000 annual limitation). For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

     INVESTMENTS IN REGULATED INVESTMENT COMPANIES. The Fund may invest in certain entities which qualify as regulated investment companies ("RICs") under Subchapter M of the Code. In order to qualify as a regulated investment company, a RIC must, among other things, timely distribute its investment company taxable income and any net realized capital gains. Investment company taxable income includes net investment income and net realized short-term gains (if any). In general, a RIC is not subject to Federal income tax, although the RIC may be subject to a 4% nondeductible excise tax if it does not meet certain distribution requirements by the end of each calendar year. If the Fund is a shareholder of a RIC on the record date for a distribution, the Members will take into account their share of the income distributed by the RIC, whether such distribution is in cash or in kind. Dividends paid by a RIC from investment company taxable income generally will be taxed to the Members as ordinary income. However, a dividend paid by a RIC designated as a Qualified Dividend, which may not exceed the Qualified Dividend received by the RIC, is taxed at the beneficial rates applicable to Qualified Dividends, provided that certain holding period requirements are met by the Fund with respect to its investment in the RIC. Generally, distributions of the excess of a RIC's net long-term capital gain over net short-term capital loss will be taxable to the Members as long-term capital gain, regardless of the length of time the shares of a RIC have been held by the Fund. Distributions of a RIC's short-term capital gains are taxable to the Members as ordinary income. Distributions by a RIC result in a reduction in the net asset value of the RIC's shares. Should a distribution reduce the net asset value below the Fund's cost basis, such distribution nevertheless would be taxable as ordinary income or capital gain as described above to the Members, even though, from an investment standpoint, it may constitute a return of capital.

-------------------
(2) Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different investment advisory agreements or Portfolio Partnerships as offsetting positions for purposes of the straddle rules.

(3) This rate is scheduled to increase to 39.6% in 2011.

(4) A "Qualified Dividend" is generally a dividend from certain domestic corporations, and from certain foreign corporations that are either eligible for the benefits of a comprehensive income tax treaty with the United States or are readily tradable on an established securities market in the United States. Shares must be held for certain holding periods in order for a dividend thereon to be a Qualified Dividend.

(5) The maximum individual long-term capital gains tax rate is 20% for sales or exchanges on or after January 1, 2011. The 15% maximum individual tax rate on Qualified Dividends is scheduled to expire on December 31, 2010.

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     SECTION 1256  CONTRACTS.  In the case of Section 1256  Contracts,  the Code generally applies a "mark-to-market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A
Section 1256 Contract includes certain regulated futures contracts and certain other contracts. Under these rules, Section 1256 Contracts held directly or indirectly by the Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year. If a Section 1256 Contract held directly or indirectly by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark-to-market" rules.

     With certain exceptions, capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts. A Section 1256 Contract does not include any "securities futures contract" or any option on such a contract, other than a "dealer securities futures contract." (See "Certain Securities Futures Contracts.")

     CERTAIN SECURITIES FUTURES CONTRACTS. Generally, a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. Any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is treated as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates has (or would have) in the hands of the taxpayer. If the underlying security would be a capital asset in the taxpayer's hands, then gain or loss from the sale or exchange of the securities futures contract would be capital gain or loss. Capital gain or loss from the sale or exchange of a securities futures contract to sell property (I.E., the short side of a securities futures contract) generally will be short term capital gain or loss.

     A "dealer securities futures contract" is treated as a Section 1256 Contract. A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that: (i) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts; and (ii) is traded on a qualified board of trade or exchange.

     MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, the Fund (and any Portfolio Partnership) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Fund will be accepted by the Service.

     POSSIBLE "MARK-TO-MARKET" ELECTION. To the extent that a Portfolio Partnership is directly engaged in a trade or business as a trader in "securities," it may elect under Section 475 of the Code to "mark-to-market" the securities held in connection with such trade or business. Under such election, securities held by the Portfolio Partnership at the end of each taxable year will generally be treated as if they were sold by the Portfolio Partnership for their fair market value on the last day of such taxable year, and gains or losses recognized thereon (with certain exceptions) will be treated as ordinary income or loss. Moreover, even if the Portfolio Partnership determines that its securities activities will constitute trading rather than investing, there can be no assurance that the Service will agree, in which case the Portfolio Partnership may not be able to mark-to-market its positions.

     SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

     Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

     EFFECT OF STRADDLE RULES ON MEMBERS' SECURITIES POSITIONS. The Service may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. Investors should consult their tax advisors regarding the application of the "straddle" rules to their investment in the Fund.(6)

     LIMITATION ON DEDUCTIBILITY OF INTEREST AND SHORT SALE EXPENSES. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (I.E., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, Qualified Dividends and long-term capital gains are excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary income tax rates.

     For purposes of this provision, the Fund's activities (other than certain activities that are treated as "passive activities" under Section 469 of the
Code) will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member's share of the interest and short sale expenses attributable to the Fund's operation. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. A Member that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance its investment in the Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

     For each taxable year, Section 1277 of the Code limits the deduction of the portion of any interest expense on indebtedness incurred by a taxpayer to purchase or carry a security with market discount which exceeds the amount of interest (including original issue discount) includible in the taxpayer's gross income for such taxable year with respect to such security ("Net Interest Expense"). In any taxable year in which the taxpayer has Net Interest Expense with respect to a particular security, such Net Interest Expense is not deductible except to the extent that it exceeds the amount of market discount which accrued on the security during the portion of the taxable year during which the taxpayer held the security. Net Interest Expense which cannot be deducted in a particular taxable year under the rules described above can be carried forward and deducted in the year in which the taxpayer disposes of the security. Alternatively, at the taxpayer's election, such Net Interest Expense can be carried forward and deducted in a year prior to the disposition of the security, if any, in which the taxpayer has net interest income from the security.

     Section 1277 would apply to a Member's share of the Fund's Net Interest Expense attributable to a security held by the Fund with market discount. In such case, a Member would be denied a current deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to such Net Interest Expense and such losses would be carried forward to future years, in each case as described above. Although no guidance has been issued regarding the manner in which an election to deduct previously disallowed Net Interest Expense in a year prior to the year in which a bond is disposed of should be made, it appears that such an election would be made by the Fund rather than by the Member. Section 1277 would also apply to the portion of interest paid by a Member on money borrowed to finance its investment in the Fund to the extent such interest was allocable to securities held by the Fund with market discount.

     DEDUCTIBILITY OF FUND INVESTMENT EXPENDITURES AND CERTAIN OTHER EXPENDITURES. Investment expenses (E.G., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income. In

-------------------
(6) The Fund will not generally be in a position to furnish to Members information regarding the securities positions of its Portfolio Partnerships which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Partnerships, should be treated as offsetting positions for purposes of the straddle rules.

addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2009, $166,800 or $83,400 for a married person filing a separate return) to deduct such investment expenses. Under such provision, there is a limitation on the deductibility of investment expenses in excess of 2% of adjusted gross income to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(7) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

     Pursuant to a published ruling recently issued by the Service, these limitations on deductibility will apply to a noncorporate Member's share of the expenses of the Fund and the Master Fund, including the Advisory Fee, the Master Fund Advisory Fee, the Member Servicing Fee, to the extent such expenses are allocable to the Fund's or the Master Fund's investments in Portfolio Partnerships or to any other investment activity of the Fund and the Master Fund. These limitations will also apply to a noncorporate Member's share of the investment expenses of any Portfolio Partnership (including any fee payable to a Portfolio Manager and payments made on certain derivative instruments entered into by such Portfolio Partnership), to the extent such Portfolio Partnership is not in a trade or business within the meaning of the Code.

     The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Members should consult their tax advisers with respect to the application of these limitations.

     A Member will not be allowed to deduct syndication expenses attributable to the acquisition of Units, including sales loads, paid by such Member or the Fund. Any such amounts will be included in the Member's adjusted tax basis for its Units. To the extent that any portion of the Member Servicing Fee or the Distribution Fee is treated as a selling expense, such portion would be subject to the same treatment.

     APPLICATION OF RULES FOR INCOME AND LOSSES FROM PASSIVE ACTIVITIES. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against a Member's share of such income and gain from the Fund. Income or loss attributable to certain activities of the Fund, including investments in partnerships engaged in certain trades or businesses, certain private claims or certain fundings of reorganization plans may constitute passive activity income or loss.

     APPLICATION OF BASIS AND "AT RISK" LIMITATIONS ON DEDUCTIONS. The amount of any loss of the Fund that a Member is entitled to include in its income tax return is limited to its adjusted tax basis in its Units as of the end of the Fund's taxable year in which such loss occurred. Generally, a Member's adjusted tax basis for its Units is equal to the amount paid for such Units, increased by the sum of: (i) its share of the Fund's liabilities, as determined for Federal income tax purposes; and (ii) its distributive share of the Fund's realized income and gains, and decreased (but not below zero) by the sum of: (i) distributions (including decreases in its share of Fund liabilities) made by the Fund to such Member; and (ii) such Member's distributive share of the Fund's realized losses and expenses.

     Similarly,   a  Member  that  is  subject  to  the  "at  risk"  limitations
(generally, non-corporate taxpayers and closely held corporations) may not deduct losses of the Fund to the extent that they exceed the amount such Member has "at risk" with respect to its Units at the end of the year. The amount that a Member has "at risk" will generally be the same as its adjusted basis as described above, except that it will generally not include any amount attributable to liabilities of the Fund or any amount borrowed by the Member on a non-recourse basis.

     Losses denied under the basis or "at risk" limitations are suspended and may be carried forward in subsequent taxable years, subject to these and other applicable limitations.

     "PHANTOM INCOME" FROM FUND INVESTMENTS. Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F" and "passive foreign investment company" provisions), investments (if any) by the Fund in certain foreign corporations may cause a Member to: (i) recognize taxable income prior to the Fund's receipt of distributable proceeds; (ii) pay an interest charge on receipts that are deemed as having been deferred; or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

-------------------
(7) Under recently enacted legislation, the latter limitation on itemized deductions was reduced starting in calendar year 2006, was further reduced starting in 2008, and will be completely eliminated in 2010. However, this legislation contains a "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.

FOREIGN TAXES

     It is possible that certain dividends and interest directly or indirectly received by the Fund, a Portfolio Fund or a Portfolio Account from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Fund, the Master Fund, a Portfolio Fund or a Portfolio Account may also be subject to capital gains taxes in some of the foreign countries where it purchases and sells securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax the Fund will directly or indirectly pay since the amount of the Fund's assets to be invested in various countries is not known.

     The Members will be informed by the Fund as to their proportionate share of the foreign taxes paid by the Fund, the Master Fund or a Portfolio Partnership, which they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Member that is tax-exempt will not ordinarily benefit from such credit or deduction.

UNRELATED BUSINESS TAXABLE INCOME

     Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(8) This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

     This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of: (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year; and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, in certain private claims or in certain fundings of reorganization plans, the Fund's income (or loss) from these investments may constitute UBTI.

     The Fund may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not resulting in UBTI.(9) To the extent the Fund recognizes income (I.E., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

     To the extent the Fund recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Fund, an allocable portion of deductions directly connected with the Fund's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

-------------------
(8) With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

(9)  Moreover,   income  realized  from  option  writing  and  futures  contract transactions generally would not constitute UBTI.

     Since the calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund from time to time,(10) it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization's share of the income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (E.G., losses from securities for which there is acquisition indebtedness).

     To the extent that the Fund generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Fund's calculation of UBTI will be accepted by the Service.

     In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(11) In addition, a charitable remainder trust will be subject to a 100% excise tax on any UBTI under Section 664(c) of the Code. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (SEE "ERISA Considerations.")

CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

     PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

     In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

     In some instances, an investment in the Fund by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the

-------------------
(10) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

(11) Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Member should consult its tax adviser in this regard.

gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. There can be no assurance that the Fund will meet such 95% gross income test.

     A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

     QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (SEE "ERISA Considerations.")

     ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of Units is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

     EXCISE TAX ON CERTAIN REPORTABLE TRANSACTIONS. A tax-exempt entity (including a state or local government or its political subdivision) may be subject to an excise tax equal to the greater of (i) one hundred percent (100%) of the net income or (ii) seventy five percent (75%) of the proceeds, attributable to certain "reportable transactions," including "listed transactions," in which it participates. Under recently issued Treasury guidance, these rules should not apply to a tax-exempt investor's Interest if such investor's tax-exempt status does not facilitate the Fund's participation, if any, in such transactions, unless otherwise provided in future guidance. Tax-exempt investors should discuss with their own advisors the applicability of these rules to their investment in the Fund. (SEE "Tax Shelter Reporting Requirements" below.)

TAX SHELTER REPORTING REQUIREMENTS

     The Regulations require the Fund to complete and file Form 8886 ("Reportable Transaction Disclosure Statement") with its tax return for any taxable year in which the Fund participates in a "reportable transaction." Additionally, each Member treated as participating in a reportable transaction of the Fund is required to file Form 8886 with its tax return (or, in certain cases, within 60 days of the return's due date). If the Service designates a transaction as a reportable transaction after the filing of a taxpayer's tax return for the year in which the Fund or a Member participated in the transaction, the Fund and/or such Member may have to file Form 8886 with respect to that transaction within 90 days after the Service makes the designation. The Fund and any such Member, respectively, must also submit a copy of the completed form with the Service's Office of Tax Shelter Analysis. The Fund intends to notify the Members that it believes (based on information available to the Fund) are required to report a transaction of the Fund or a Portfolio Partnership, and intends to provide such Members with any available information needed to complete and submit Form 8886 with respect to the transactions of the Fund and the Portfolio Partnerships. In certain situations, there may also be a requirement that a list be maintained of persons participating in such reportable transactions, which could be made available to the Service at its request.

     A Member's recognition of a loss upon its disposition of Units in the Fund could also constitute a "reportable transaction" for such Member requiring such Member to file Form 8886.

     A significant penalty is imposed on taxpayers who participate in a "reportable transaction" and fail to make the required disclosure. The penalty is generally $10,000 for natural persons and $50,000 for other persons (increased to $100,000 and $200,000, respectively, if the reportable transaction is a "listed" transaction). Investors should consult with their own advisors concerning the application of these reporting obligations to their specific situations.

STATE AND LOCAL TAXATION

     In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

     State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which the Fund acquires an interest may conduct business in a jurisdiction which will subject to tax a Member's share of the partnership's income from that business and may cause Members to file tax returns in those jurisdictions. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

     One or more states may impose reporting requirements on the Fund and/or its Members in a manner similar to that described above in "Tax Shelter Reporting Requirements." Investors should consult with their own advisors as to the applicability of such rules in jurisdictions which may require or impose a filing requirement.

     The Fund, which is treated as a partnership for New York State and New York City income tax purposes, should not be subject to the New York City unincorporated business tax, which is not imposed on a partnership which purchases and sells securities for its "own account." (This exemption may not be applicable to the extent a partnership in which the Fund invests conducts a business in New York City.) By reason of a similar "own account" exemption, it is also expected that a nonresident individual Member should not be subject to New York State personal income tax with respect to his share of income or gain realized directly by the Fund.

     Individual Members who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws limit the deductibility of itemized deductions and interest expense for individual taxpayers at certain income levels. These limitations may apply to a Member's share of some or all of the Fund's and the Master Fund's expenses. Prospective Members are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

     For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation generally is treated as doing business in New York State and New York City, respectively, and is subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.(12) Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership's income and loss. There is currently no similar provision in effect for purposes of the New York City general corporation tax.

     Regulations under both the New York State corporate franchise tax and New York City general corporation tax, however, provide an exception to this general rule in the case of a "portfolio investment partnership," which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. New York State (but not New York City) has adopted regulations that also include income and gains from commodity transactions described in Section 864(b)(2)(B)(iii) as qualifying gross income for this purpose. The qualification of the Fund as a "portfolio investment partnership" with respect to its investments through Portfolio Partnerships must be determined on an annual basis and, with respect to a taxable year, the Fund and/or one or more Portfolio Partnerships may not qualify as portfolio investment partnerships. Therefore, a corporate non-managing member may be treated as doing business in New York State and New York City as a result of its interest in the Fund or its indirect interest in a nonqualifying Portfolio Partnership.

     New York State has enacted legislation that imposes a quarterly withholding obligation on certain partnerships with respect to partners that are individual non-New York residents or corporations (other than "S" corporations). Accordingly, the Fund may be required to withhold on the distributive shares of New York source partnership income allocable to such partners to the extent such income is not derived from trading in securities for the Fund's or a Portfolio Partnership's own account.

     A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and New York City personal income tax. A nonstock corporation which is exempt from Federal income tax is generally presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI (including unrelated debt-financed income) at a rate which is currently equal to the New York State corporate franchise tax rate (plus the corporate surtax). There is no New York City tax on the UBTI of an otherwise exempt entity.

-------------------
(12) New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

      Each prospective Member should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in the Fund.

                              ERISA CONSIDERATIONS

     Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

     ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in prohibited transactions and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (SEE "Tax Aspects--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the DOL's regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

     Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules and the Code's prohibited transaction rules. Thus, none of the Adviser or its affiliates will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

     A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

     Certain prospective Benefit Plan Members may currently maintain relationships with the Adviser and/or its affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Members should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA and/or the Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

     The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Units.

                      ADDITIONAL INFORMATION AND SUMMARY OF
                       LIMITED LIABILITY COMPANY AGREEMENT

     THE FOLLOWING IS A SUMMARY DESCRIPTION OF ADDITIONAL ITEMS AND OF SELECT PROVISIONS OF THE COMPANY AGREEMENT WHICH MAY NOT BE DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THE DESCRIPTION OF SUCH ITEMS AND PROVISIONS IS NOT DEFINITIVE AND REFERENCE SHOULD BE MADE TO THE COMPLETE TEXT OF THE COMPANY AGREEMENT, WHICH IS ATTACHED HERETO AS APPENDIX A.

MEMBER UNITS

     Persons who purchase Units in the offering being made hereby will be Members. The Adviser and its affiliates may contribute capital to and maintain an investment in the Fund, and to that extent will be Members of the Fund.

LIABILITY OF MEMBERS

     Under Delaware law and the Company Agreement, each Member will be liable for the debts and obligations of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto prior to withdrawal) and a Member, in the sole discretion of the Board of Managers, may be obligated: (i) to satisfy withholding tax obligations with respect to such Members; or (ii) to return to the Fund amounts distributed to the Member in accordance with the Company Agreement in certain circumstances where after giving effect to the distribution, certain liabilities of the Fund exceed the fair market value of the Fund's assets.

LIABILITY OF MANAGERS

     The Company Agreement provides that a Manager shall not be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of the Manager's services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Manager's office. The Company Agreement also contains provisions for the indemnification, to the extent permitted by law, of a Manager by the Fund (but not by the Members individually) against any liability and expense to which the Manager may be liable which arise in connection with the performance of the Manager's activities on behalf of the Fund. Managers shall not be personally liable to any Member for the repayment of any positive balance in the Member's capital account or for contributions by the Member to the capital of the Fund or by reason of any change in the Federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the Company Agreement shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Company Agreement to the fullest extent permitted by law.

AMENDMENT OF THE COMPANY AGREEMENT

     The Company Agreement may generally be amended, in whole or in part, with the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and without the approval of the Members unless the approval of Members is required by the 1940 Act. However, certain amendments to the Company Agreement involving capital accounts and allocations thereto may not be made without the written consent of any Member adversely affected thereby or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Managers) to tender all of its Units for repurchase by the Fund.

POWER-OF-ATTORNEY

     By purchasing Units, each Member will appoint each of the Managers his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the Company Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

     The power-of-attorney granted as part of each Member's investor certification is a special power-of-attorney and is coupled with an interest in favor of the Board of Managers and as such shall be irrevocable and will continue in full force and effect notwithstanding the subsequent death or incapacity of any Member granting the power-of-attorney, and shall survive the delivery of a transfer by a Member of all or any portion of its Units, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substitute Member, or upon the withdrawal of a Member from the Fund pursuant to a periodic tender or otherwise this power-of-attorney given by the transferor shall terminate.

                               REPORTS TO MEMBERS

     The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete their income tax or information returns, along with any other tax information required by law.

     THE FUND'S ABILITY TO PROVIDE FINAL SCHEDULES K-1 TO MEMBERS FOR ANY GIVEN TAX YEAR PRIOR TO APRIL 15 OF THE FOLLOWING YEAR WILL DEPEND UPON WHEN IT RECEIVES THE REQUISITE INFORMATION FROM PORTFOLIO FUNDS. (SEE "ADDITIONAL RISK FACTORS--SPECIAL RISKS OF MULTI-MANAGER STRUCTURE.") THE FUND WILL PROVIDE SCHEDULES K-1 AS SOON AS PRACTICABLE AFTER IT RECEIVES ALL NECESSARY INFORMATION. HOWEVER, DELAYS FREQUENTLY OCCUR. MEMBERS SHOULD THEREFORE BE PREPARED TO OBTAIN EXTENSIONS OF THE FILING DATES FOR THEIR FEDERAL, STATE AND LOCAL INCOME TAX RETURNS. (SEE "ADDITIONAL RISK FACTORS--SPECIAL RISKS OF MULTI-MANAGER STRUCTURE.")

     The Fund sends Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Members also will be sent quarterly reports regarding the Fund's operations after the end of each quarter. Any Member may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

     The Fund's financial statements and the report of the independent registered public accounting firm thereon, appearing in the Fund's Annual Report for the fiscal year ended March 31, 2010 are included in the Fund's SAI, which is available upon request from the Fund. The Annual Report is filed with the SEC pursuant to Section 30(b) of the 1940 Act and the rules and regulations thereunder and contains schedules of the Fund's portfolio investments as of March 31, 2010, and certain other financial information.

     The audited financial information for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006 included in this Prospectus under the caption "Financial Highlights" has been so included in reliance on the consent of ABA given upon their authority as experts in auditing and accounting.

                        TERM, DISSOLUTION AND LIQUIDATION

     The Fund shall be dissolved:

        o upon the affirmative vote to dissolve the Fund by: (1) the Board of Managers or (2) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

        o upon the failure of Members to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of the Fund;

        o upon the expiration of any two-year period which commences on the date on which any Member has submitted, in accordance with the terms of the Company Agreement, a written notice to the Fund requesting the repurchase of all of its Units by the Fund if those Units have not been repurchased by the Fund; or

        o      as required by operation of law.

     Upon the occurrence of any event of dissolution, the Board of Managers or the Adviser, acting as liquidator under appointment by the Board of Managers (or another liquidator, if the Board of Managers does not appoint the Adviser to act as liquidator or is unable to perform this function) is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the section titled "Capital Accounts and Allocations--Allocation of Net Profits and Net Losses."

     Upon the liquidation of the Fund, its assets will be distributed: (i) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Members) including actual or anticipated liquidation expenses; (ii) next to repay debts owing to the Members; and (iii) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a PRO RATA basis if the Board of Managers or liquidator determines that the distribution of assets in-kind would be in the interests of the Members in facilitating an orderly liquidation.

                                   FISCAL YEAR

     For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31. The 12-month period ending December 31 of each year is the taxable year of the Fund.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The Board of Managers and the Audit Committee have selected ABA as the independent registered public accounting firm of the Fund. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Fund. The principal business address of ABA is located at 1375 Broadway, New York, NY 10018.

                                  LEGAL COUNSEL

     Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, serves as U.S. legal counsel to the Fund. The firm also acts as U.S. legal counsel to the Master Fund and the Adviser and its affiliates with respect to certain other matters.

                                    INQUIRIES

     You may request a copy of the Fund's annual and semi-annual reports to Members and the SAI by calling the telephone number below. Inquiries concerning the Fund and Units (including information concerning purchase and withdrawal procedures) should be directed to:

               Timothy J. Stewart
               Robeco Investment Management, Inc.
               909 Third Avenue
               32nd Floor
               New York, New York 10022

               Telephone: (212) 908-9660
               Telecopier: (212) 908-0168

                                    * * * * *

    ALL POTENTIAL INVESTORS IN THE FUND ARE ENCOURAGED TO CONSULT APPROPRIATE LEGAL AND TAX COUNSEL.

                            TABLE OF CONTENTS OF SAI

                                                                        SAI PAGE
                                                                        --------

FINANCIAL STATEMENTS.........................................................[1]

         FINANCIAL STATEMENTS OF THE FUND....................................[2]

         FINANCIAL STATEMENTS OF THE MASTER FUND............................[20]

                                   APPENDIX A










                      ------------------------------------

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

                     (A DELAWARE LIMITED LIABILITY COMPANY)
                      ------------------------------------

                  THIRD AMENDED AND RESTATED LIMITED LIABILITY
                                COMPANY AGREEMENT

                             DATED AS OF MAY 4, 2006
                      ------------------------------------


                                909 THIRD AVENUE
                                   28TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 908-9660
















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                                TABLE OF CONTENTS

                                                                            PAGE
ARTICLE I  DEFINITIONS.........................................................1
ARTICLE II   ORGANIZATION; ADMISSION OF MEMBERS................................5
 2.1   FORMATION OF LIMITED LIABILITY COMPANY..................................5
 2.2   NAME....................................................................5
 2.3   PRINCIPAL AND REGISTERED OFFICE.........................................5
 2.4   DURATION................................................................5
 2.5   BUSINESS OF THE COMPANY.................................................5
 2.6   BOARD OF MANAGERS.......................................................5
 2.7   MEMBERS.................................................................6
 2.8   ORGANIZATIONAL MEMBER...................................................6
 2.9   BOTH MANAGERS AND MEMBERS...............................................6
 2.10   LIMITED LIABILITY......................................................6
ARTICLE III   MANAGEMENT.......................................................7
 3.1   MANAGEMENT AND CONTROL..................................................7
 3.2   ACTIONS BY THE BOARD OF MANAGERS........................................7
 3.3   OFFICERS................................................................8
 3.4   MEETINGS OF MEMBERS.....................................................8
 3.5   CUSTODY OF ASSETS OF THE COMPANY........................................9
 3.6   OTHER ACTIVITIES OF MEMBERS AND MANAGERS................................9
 3.7   DUTY OF CARE............................................................9
 3.8   INDEMNIFICATION.........................................................9
 3.9   FEES, EXPENSES AND REIMBURSEMENT.......................................10
ARTICLE IV  TERMINATION OF STATUS OF ADVISER AND MANAGERS; TRANSFERS
AND REPURCHASES...............................................................11
 4.1   TERMINATION OF STATUS OF THE ADVISER...................................11
 4.2   TERMINATION OF STATUS OF A MANAGER.....................................11
 4.3   REMOVAL OF THE MANAGERS................................................11
 4.4   TRANSFER OF UNITS OF MEMBERS...........................................11
 4.5   REPURCHASE OF UNITS....................................................12
ARTICLE V   CAPITAL...........................................................13
 5.1   CONTRIBUTIONS TO CAPITAL...............................................13
 5.2   RIGHTS OF MEMBERS TO CAPITAL...........................................14
 5.3   CAPITAL ACCOUNTS.......................................................14
 5.4   ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF OFFERING COSTS....14
 5.5   ALLOCATION OF CERTAIN EXPENDITURES.....................................14
 5.6   RESERVES...............................................................14
 5.7   ALLOCATION OF ORGANIZATION EXPENSES....................................15
 5.8   TAX ALLOCATIONS........................................................15
 5.9   DISTRIBUTIONS..........................................................16
 5.10   WITHHOLDING...........................................................16
ARTICLE VI   DISSOLUTION AND LIQUIDATION......................................17
 6.1   DISSOLUTION............................................................17
 6.2   LIQUIDATION OF ASSETS..................................................17
ARTICLE VII   ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS....................18
 7.1   ACCOUNTING AND REPORTS.................................................18
 7.2   DETERMINATIONS BY THE BOARD OF MANAGERS................................18
 7.3   VALUATION OF ASSETS....................................................18
ARTICLE VIII   MISCELLANEOUS PROVISIONS.......................................19
 8.1   AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT.......................19
 8.2   SPECIAL POWER OF ATTORNEY..............................................20
 8.3   NOTICES................................................................20
 8.4   AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS..........................21

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 8.5    APPLICABILITY OF 1940 ACT AND FORM N-2................................21
 8.6    CHOICE OF LAW; ARBITRATION............................................21
 8.7    NOT FOR BENEFIT OF CREDITORS..........................................22
 8.8    CONSENTS..............................................................22
 8.9    MERGER AND CONSOLIDATION..............................................22
 8.10   PRONOUNS..............................................................22
 8.11   CONFIDENTIALITY.......................................................22
 8.12   CERTIFICATION OF NON-FOREIGN STATUS...................................23
 8.13   SEVERABILITY..........................................................23
 8.14   FILING OF RETURNS.....................................................23
 8.15   TAX MATTERS PARTNER...................................................23
 8.16   SECTION 754 ELECTION..................................................23
 8.17   MEMBER TAX BASIS......................................................24














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                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
         THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT


     THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Company") is dated as of May 4, 2006, by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart and those persons hereinafter admitted as Members.


                              W I T N E S S E T H :

     WHEREAS, the Company has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on June 8, 2005;

     WHEREAS, the Company has heretofore been governed by an initial Limited Liability Company Agreement dated June 8, 2005 executed by Timothy J. Stewart, in his capacity as the Initial Manager and the Organizational Member;

     WHEREAS, the Company has heretofore been governed by a First Amended and Restated Limited Liability Company Agreement dated November 1, 2005 executed by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart and those persons thereafter admitted as Members;

     WHEREAS, the Company has heretofore been governed by a Second Amended and Restated Limited Liability Company Agreement dated January 13, 2006 (the "Second Amended and Restated Agreement") executed by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart and those persons thereafter admitted as Members; and

     WHEREAS, the Managers of the Company have determined to amend the Second Amended and Restated Agreement under the authority granted them pursuant to
Section 8.1 thereof and desire to restate the Second Amended and Restated Agreement as set out herein.

     NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                             ----------------------
                                    ARTICLE I

                                   DEFINITIONS
                             ----------------------

For purposes of this Agreement:

     ADMINISTRATOR                 The   person  who   provides   administrative
                                   services  to  the  Company   pursuant  to  an
                                   administrative services agreement.

     ADVISER The person who at any particular time serves as the investment adviser to the Company pursuant to an Investment Advisory Agreement.

     ADVISERS ACT                  The  Investment  Advisers Act of 1940 and the
                                   rules, regulations and orders thereunder, as amended from time to time, or any successor law.

     AFFILIATE                     An affiliated person, as such term is defined
                                   by the 1940 Act, of a person.


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     AGREEMENT                     This  Third  Amended  and  Restated   Limited
                                   Liability Company Agreement, as amended from time to time.

     BOARD OF MANAGERS             The Board of Managers established pursuant to
                                   Section 2.6 hereof.

     CAPITAL ACCOUNT               With  respect  to each  Member,  the  capital
                                   account  established and maintained on behalf
                                   of  each  Member   pursuant  to  Section  5.3
                                   hereof.

     CAPITAL PERCENTAGE            A percentage  established  for each Member on
                                   the  Company's   books  as  of  each  Expense
                                   Allocation Date. The Capital  Percentage of a
                                   Member on an Expense Allocation Date shall be determined by dividing the amount of capital contributed to the Company by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Company by each Member pursuant to Section 5.1 hereof on or prior to such Expense Allocation Date. The sum of the Capital Percentages of all Members on each Expense Allocation Date shall equal
                                   100%.

     CERTIFICATE                   The  Certificate  of Formation of the Company
                                   and any amendments thereto as filed with the office of the Secretary of State of Delaware.

     CLOSING DATE                  The  first  date on or as of  which a  Member
                                   other  than  the  Organizational   Member  is
                                   admitted to the Company.

     CODE The United States Internal Revenue Code of 1986, as amended from time to time, or any successor law.

     COMPANY                       The  limited   liability   company   governed
                                   hereby, as such limited liability company may from time to time be constituted.

     DELAWARE ACT                  The Delaware Limited Liability Company Act as
                                   in effect on the date hereof and as amended from time to time, or any successor law.

     EXPENSE  ALLOCATION DATE      The Closing Date, and thereafter  each day on
                                   or before December 31, 2005, as of which a contribution to the capital of the Company is made pursuant to Section 5.1 hereof.

     FISCAL PERIOD                 The period  commencing  on the Closing  Date,
                                   and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

                                       (1) the last day of a Fiscal Year;

                                       (2) the last day of a Taxable Year;

                                       (3) the day preceding any day as of which
                                           a contribution  to the capital of the
                                           Company is made  pursuant  to Section
                                           5.1 hereof;

                                       (4) any   day  on   which   the   Company
                                           repurchases  any Units of any Member;
                                           or

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                                       (5) any day (other than one  specified in
                                           clause  (2)  above) as of which  this
                                           Agreement  provides for any amount to
                                           be credited to or debited against the
                                           Capital Account of any Member,  other
                                           than an amount to be  credited  to or
                                           debited against the Capital  Accounts
                                           of all  Members  in  accordance  with
                                           their      respective      Investment
                                           Percentages.

     FISCAL YEAR                   The period commencing on the Closing Date and
                                   ending on March 31, 2006, and thereafter each period commencing on April 1 of each year and ending on March 31 of each year (or on the date of a final distribution pursuant to
                                   Section  6.2  hereof),  unless  and until the
                                   Board of Managers shall elect another fiscal year for the Company.

     FORM N-2 The Company's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

     INDEPENDENT MANAGERS          Those   Managers  who  are  not   "interested
                                   persons," as such term is defined by the 1940
                                   Act, of the Company.

     INITIAL MANAGER               Timothy J. Stewart

     INVESTMENT ADVISORY AGREEMENT A separate written  agreement entered into by the Company pursuant to which the Adviser provides Management Services to the Company.

     INVESTMENT  FUNDS             Unregistered  investment funds and registered
                                   investment companies.

     INVESTMENT PERCENTAGE         A percentage  established  for each Member on
                                   the  Company's  books as of the  first day of
                                   each Fiscal Period. The Investment Percentage
                                   of a  Member  for a  Fiscal  Period  shall be
                                   determined  by  dividing  the  balance of the
                                   Member's    Capital   Account   as   of   the
                                   commencement of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the commencement of such Fiscal Period.
                                   The sum of the Investment Percentages of all Members for each Fiscal Period shall equal
                                   100%.

     MANAGEMENT SERVICES           Such  investment  advisory and other services
                                   as the Adviser is required to provide to the Company pursuant to the Investment Advisory
                                   Agreement as contemplated by Section 3.9(a) hereof.

     MANAGER An individual designated as a manager of the Company pursuant to the provisions of Section
                                   2.6 hereof and who serves on the Board of Managers of the Company.

     MEMBER Any person who shall have been admitted to the Company as a member (including any Manager in such person's capacity as a member of the Company but excluding any Manager in such person's capacity as a Manager of the Company) until the Company repurchases all of the Units of such person as a member pursuant to Section 4.5 hereof or a substituted Member or Members are admitted with respect to all of any such person's Units as a member pursuant to Section 4.4 hereof; such term includes the Adviser to the extent the Adviser makes a capital contribution to the Company and shall have been admitted to the Company as a member.


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     NET ASSETS                    The total value of all assets of the Company,
                                   less an amount equal to all accrued debts, liabilities and obligations of the Company,
                                   calculated   before   giving  effect  to  any
                                   repurchases of Units to be effected as of the date such value is determined.

     NET PROFIT OR NET LOSS        The  amount by which the Net Assets as of the
                                   close of business on the last day of a Fiscal
                                   Period  exceed (in the case of Net Profit) or
                                   are less  than (in the case of Net  Loss) the
                                   Net Assets as of the commencement of the same
                                   Fiscal   Period  (or,  with  respect  to  the
                                   initial  Fiscal Period of the Company,  as of
                                   the close of business  on the Closing  Date),
                                   such  amount to be  adjusted  to exclude  any
                                   items  to  be  allocated  among  the  Capital
                                   Accounts  of the  Members  on a basis that is
                                   not  in   accordance   with  the   respective
                                   Investment  Percentages  of all Members as of
                                   the   commencement   of  such  Fiscal  Period
                                   pursuant to Sections 5.5 and 5.6 hereof.

     1940 ACT The Investment Company Act of 1940, as amended, and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

     OFFICER An individual designated as an officer of the Company pursuant to the provisions of Section
                                   3.3 hereof and who serves as an officer of the Company.

     ORGANIZATION EXPENSES         The  expenses  incurred  by  the  Company  in
                                   connection with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Units.

     ORGANIZATIONAL MEMBER         Timothy J. Stewart

     SECURITIES                    Securities  (including,  without  limitation,
                                   equities,  debt  obligations,   options,  and
                                   other "securities" as that term is defined in
                                   Section  2(a)(36)  of the  1940  Act) and any
                                   contracts  for forward or future  delivery of
                                   any security, debt obligation or currency, or
                                   commodity,    all    types   of    derivative
                                   instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon, as well as investments in registered investment companies and private investment funds.

     TAXABLE YEAR                  The  12-month  period  ending  December 31 of
                                   each year.

     TRANSFER The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of Units, including any right to receive any allocations and distributions attributable to such Units.

     UNIT The value of each Member's Capital Account shall be expressed in terms of a number of Units, including fractional Units.


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                            -------------------------
                                   ARTICLE II

                       ORGANIZATION; ADMISSION OF MEMBERS
                            -------------------------

          2.1       FORMATION OF LIMITED LIABILITY COMPANY.

                  The Board of Managers shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Company's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company.

          2.2       NAME.

                    The name of the Company shall be "Robeco-Sage Multi-Strategy Fund, L.L.C." or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

          2.3       PRINCIPAL AND REGISTERED OFFICE.

                    The Company shall have its principal office at 909 Third Avenue, 28th Floor, New York, NY 10022, or at such other place designated from time to time by the Board of Managers.

                    The Company shall have its registered office in Delaware at 615 South DuPont Highway, Dover, Delaware 19901, and shall have National Corporate Research, Ltd. as its registered agent for service of process in Delaware, unless and until a different registered office or agent is designated by the Board of Managers.

          2.4       DURATION.

                    The term of the Company commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Company is dissolved pursuant to Section 6.1 hereof.

          2.5       BUSINESS OF THE COMPANY.

                    (a) The business of the Company is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise. The Company may execute, deliver and perform all contracts, agreements, purchase orders and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business. The Company shall be operated subject to any applicable restrictions of the Bank Holding Company Act of 1956, as amended.

                    (b) The Company shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

          2.6       BOARD OF MANAGERS.

                    (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as the Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of Units, a Member admitted on the Closing Date shall be deemed to have voted

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for the election of each of the Managers so designated.  After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.4 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Company. The number of Managers shall be fixed from time to time by the Board of Managers.

                    (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Company, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity; so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

                    (c) In the event that no Manager remains to continue the business of the Company, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Company and, if the business shall be continued, of electing Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Company or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Company shall be dissolved pursuant to Section 6.1 hereof and the assets of the Company shall be liquidated and distributed pursuant to Section 6.2 hereof.

          2.7       MEMBERS.

                    The Board of Managers may admit one or more Members as of the last day of each month; PROVIDED, HOWEVER, that the Company may, in the discretion of the Board of Managers, admit Members more or less frequently. Subject to the foregoing terms, Members may be admitted to the Company subject to the condition that each such Member shall execute an appropriate signature page of this Agreement or of the Company's investor certification pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its absolute discretion reject any purchase of Units. The admission of any person as a Member shall be effective upon the revision of the books and records of the Company to reflect the name and the contribution to the capital of the Company of such additional Member.

          2.8       ORGANIZATIONAL MEMBER.

                    Upon the admission of any Member, the Organizational Member shall withdraw from the Company as the Organizational Member and shall be entitled to the return of his or her Capital Contribution, if any, without interest or deduction.

          2.9       BOTH MANAGERS AND MEMBERS.

                    A Member may at the same time be a Manager and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

          2.10     LIMITED LIABILITY.

                    Except as provided under applicable law, a Member shall not be liable for the Company's debts, obligations and liabilities in any amount in excess of the capital account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Company's debts, obligations and liabilities.

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                           --------------------------
                                   ARTICLE III

                                   MANAGEMENT
                           --------------------------

          3.1       MANAGEMENT AND CONTROL.

                    (a)       Management  and  control  of the  business  of the
Company shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Company and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Company and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Company except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein,
(i)  each  Manager  shall  be  vested  with  the  same  powers,   authority  and
responsibilities on behalf of the Company as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person," as such term is defined by the 1940 Act, of such company. During any period in which the Company shall have no Managers, the Adviser shall continue to serve as the investment adviser of the Company and to provide the Management Services to the Company.

                    (b) Each Member agrees not to treat, on his personal income tax return or in any claim for a tax refund, any item of income, gain, loss, deduction or credit in a manner inconsistent with the treatment of such item by the Company. The Board of Managers shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Company under any provisions of the Code or any other revenue laws.

                    (c) Members, in their capacity as Members, shall have no right to participate in and shall take no part in the management or control of the Company's business and shall have no right, power or authority to act for or bind the Company. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

                    (d) The Board of Managers may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Company, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

          3.2       ACTIONS BY THE BOARD OF MANAGERS.

                    (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

                    (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. If applicable provisions of the 1940 Act so require, only an Independent Manager shall serve as the Principal Manager. Meetings of the Board of Managers may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

          3.3       OFFICERS.

                    (a) The executive Officers of the Fund shall be a President, a Treasurer, a Secretary and a Chief Compliance Officer. If the Board of Managers has designated a Principal Manager pursuant to Section 3.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Company. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other Officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. Unless there are no other officers at the time of acting, a person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Fund an instrument required by law to be executed, acknowledged and verified by more than one Officer.

                    (b) Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Company. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Company and such Officer.

                    (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

                    (d) All Officers as between themselves and the Company shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Company as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

          3.4       MEETINGS OF MEMBERS.

                    (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting, and matters incidental thereto, may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes at such meeting.

                    (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Investment Percentage as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

                    (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Company before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Company at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

          3.5       CUSTODY OF ASSETS OF THE COMPANY.

                    The physical possession of all funds, Securities and other properties of the Company shall at all times be held, controlled and administered by one or more custodians retained by the Company in accordance with the requirements of the 1940 Act and the rules thereunder.

          3.6       OTHER ACTIVITIES OF MEMBERS AND MANAGERS.

                    (a) The Managers shall not be required to devote all of their time to the affairs of the Company, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

                    (b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisers or agents of other companies, partners or general partners of any partnership, members or managing members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

          3.7       DUTY OF CARE.

                    (a) A Manager shall not be liable to the Company or to any of its Members for any loss or damage occasioned by any act or omission in the performance of his or her duties, or otherwise in his or her capacity as a Manager, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of his or her duties to the Company.

                    (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member purchased Units shall be liable to the Company, any Member or third parties only as provided under the Delaware Act.

          3.8       INDEMNIFICATION.

                    (a) To the fullest extent permitted by law, the Company shall, subject to Section 3.8(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Company or the past or present performance of services to the Company by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section
3.8 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.8 to the fullest extent permitted by law.

                    (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.8(a) hereof; PROVIDED, HOWEVER, that (i) such indemnitee shall provide security for such undertaking, (ii) the Company shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

                    (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.8(a) hereof if (i) approved as in the best interests of the Company by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Company and that such indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Company or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

                    (d) Any indemnification or advancement of expenses made pursuant to this Section 3.8 shall not prevent the recovery from any indemnitee  of  any  such  amount  if  such  indemnitee  subsequently  shall  be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this
Section 3.8 it shall be a defense that, and (ii) in any suit in the name of the Company to recover any indemnification or advancement of expenses made pursuant to this Section 3.8 the Company shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.8 has not met the applicable standard of conduct set forth in this Section 3.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this
Section 3.8 shall be on the Company (or any Member acting derivatively or otherwise on behalf of the Company or its Members).

                    (e)       An  indemnitee   may  not  satisfy  any  right  of
indemnification or advancement of expenses granted in this Section 3.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

                    (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section
3.8 shall affect the power of the Company to purchase and maintain liability insurance on behalf of any Manager or other person.

          3.9       FEES, EXPENSES AND REIMBURSEMENT.

                    (a) So long as the Adviser provides Management Services to the Company, it shall be entitled to receive fees for such services as may be agreed to by the Adviser and the Company pursuant to the Investment Advisory Agreement.

                    (b) The Board of Managers may cause the Company to compensate each Manager who is not an officer or employee of the Adviser (or of any affiliate of the Adviser) for his or her services as such and each such Manager shall be reimbursed by the Company for travel expenses incurred by him in performing his duties under this Agreement.

                    (c) The Company shall bear all of its own costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser or another party pursuant to the Investment Advisory Agreement or another agreement with the Company. The Adviser shall be entitled to reimbursement from the Company for any expenses that it pays on behalf of the Company. Costs and expenses to be borne by the Company include, but are not limited to, the following: (i) all costs and expenses related to investment expenses; (ii) any non-investment related interest expense; (iii) fees and disbursements of any attorneys and accountants engaged on behalf of the Company; (iv) audit and tax preparation expenses; (v) administrative expenses and fees; custody and escrow fees and expenses; (vi) the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond; (vii) fees and travel-related expenses of Managers who are not employees of the Adviser or any affiliate of the Adviser; (viii) organizational and offering expenses; (ix) all costs and expenses associated with background checks on Managers; (x) all costs and expenses associated with retaining independent third parties to provide risk management services to the Company; (xi) any investment advisory fees, Member servicing fees and management fees, (xii) any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers.

                    (d) Subject to such limitations as may be imposed by the 1940 Act or other applicable laws, from time to time the Company may, alone or in conjunction with the Adviser, any Affiliate of the Adviser or other registered or unregistered investment funds or other accounts for which the Adviser or any Affiliate of the Adviser acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                        ---------------------------------
                                   ARTICLE IV

                      TERMINATION OF STATUS OF ADVISER AND
                       MANAGERS; TRANSFERS AND REPURCHASES
                        ---------------------------------

          4.1       TERMINATION OF STATUS OF THE ADVISER.

                    The status of the Adviser shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Company does not enter into a new Investment Advisory Agreement with the Adviser, effective as of the date of such termination.

          4.2       TERMINATION OF STATUS OF A MANAGER.

                    The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Company under the Delaware Act.

          4.3       REMOVAL OF THE MANAGERS.

                    Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

          4.4       TRANSFER OF UNITS OF MEMBERS.

                    (a) A Member's Units may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of such Member or (ii) with the written consent of the

Board of Managers (which may be withheld in its sole discretion); PROVIDED, HOWEVER, that the Board of Managers may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor, (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board of Managers may consent pursuant to the following sentence. The Board of Managers may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such pledge, transfer, or assignment, the Board of Managers shall consult with counsel to the Company to ensure that such pledge, transfer, or assignment will not cause the Company to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Managers which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this
Section 4.4 shall be void.

                    (b) The Board of Managers may not consent to a Transfer of a Member's Units unless the person or persons to whom the Units are Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board of Managers believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and either: (i) all of the Units of the Member are Transferred to a single transferee; or (ii) after the Transfer of a portion of Units, the balance of the Capital Account of each transferee and the transferor is not less than $100,000, or such lesser amount as may be established by the Board of Managers. Any transferee that acquires Units by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Units so acquired and to Transfer such Units in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers Units with the approval of the Board of Managers, the Board of Managers shall promptly take all necessary actions so that each transferee to whom such Units are transferred is admitted to the Company as a Member. Each Member effecting a Transfer and each transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Company in connection with such Transfer.

                    (c) Each Member shall indemnify and hold harmless the Company, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

          4.5       REPURCHASE OF UNITS.

                    (a) Except as otherwise provided in this Agreement, no Member or other person holding Units shall have the right to require the Company to repurchase those Units. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Company to repurchase Units pursuant to written tenders. However, the Company shall not offer to repurchase Units on more than two occasions during any one Fiscal Year unless it has consulted with counsel to the Company and determined that more frequent offers would not cause any adverse tax consequences to the Company or the Members. In determining whether to cause the Company to repurchase Units pursuant to written tenders, the Board of Managers shall consider, among other things, the recommendation of the Adviser.

                    The Board of Managers shall cause the Company to repurchase Units pursuant to written tenders only on terms determined by the Board of Managers to be fair to the Company and to all Members (including persons holding Units acquired from Members), as applicable.

                    (b) The Adviser may tender its Units as a Member, if any, under Section 4.5(a) hereof.

                    (c) The Board of Managers may cause the Company to repurchase Units of a Member or any person acquiring Units from or through a Member in the event that the Board of Managers determines or has reason to believe that:

                              (1) such Units have been transferred in violation of Section 4.4 hereof, or such Units have vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member;

                              (2) ownership of such Units by a Member or other person will cause the Company to be in violation of, or subject the Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

                              (3) such Member's continued participation in the Company may cause the Company to be classified as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder; or

                              (4) any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true.

                    (d) Repurchases of Units by the Company shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Company to repurchase Units, promptly after the expiration date of such repurchase offer in accordance with the terms of such offer. Payment of the purchase price for Units shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Units repurchased by the Company determined as of the date of such repurchase (the "Initial Payment"); and (ii) if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value, a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Units repurchased by the Company as of the date of such repurchase, determined based on the audited financial statements of the Company for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in Securities (or any combination of Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the Company has requested withdrawal of its capital from any Investment Funds in order to fund the repurchase of Units, 10 business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such Investment Funds.

                    (e) A Member may at any time submit to the Company a written request that the Company repurchase all of the Units of such Member, as contemplated by Section 6.1(3) hereof. Any such request shall be sent to the Company by registered or certified mail, return receipt requested, and shall be deemed valid upon receipt by the Member of a letter from the Company acknowledging its receipt of the request. The Company shall send such letter to the Member promptly upon its receipt of the Member's request.

                    (f) Subject to the approval of the Board of Managers and compliance with the 1940 Act, the Company may impose a fee or charge in connection with repurchases of Units, including a fee or charge applicable to repurchases of Units effected prior to the expiration of a specified period subsequent to a Member's admission to the Company.

                         ------------------------------
                                    ARTICLE V

                                     CAPITAL
                         ------------------------------

          5.1       CONTRIBUTIONS TO CAPITAL.

                    (a) The minimum initial contribution of each Member to the capital of the Company shall be such amount as the Board of Managers, in its discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Company upon acceptance as a contribution to the capital of the Company. The Managers shall not be entitled to make voluntary contributions of capital to the Company as Managers of the Company, but may make voluntary contributions to the capital of the Company as Members. The Adviser may make voluntary contributions to the capital of the Company as a Member.

                    (b) Members may make additional contributions to the capital of the Company, effective as of such times as the Board of Managers in its discretion may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any  additional  contribution  to the capital of the Company  except to the extent provided in Section 5.6 hereof. The minimum additional capital contribution of a Member to the capital of the Company shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

                    (c) Except as otherwise permitted by the Board of Managers, initial and any additional contributions to the capital of the Company by any Member shall be payable in cash or readily available funds on or before the date of the proposed contribution.

          5.2       RIGHTS OF MEMBERS TO CAPITAL.

                    No Member shall be entitled to interest on any contribution to the capital of the Company, nor shall any Member be entitled to the return of any capital of the Company except (i) upon the repurchase by the Company of a part or all of such Member's Units pursuant to Section 4.5 hereof, (ii) pursuant to the provisions of Section 5.6(c) hereof or (iii) upon the liquidation of the Company's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Company's property or to compel any sale or appraisal of the Company's assets.

          5.3       CAPITAL ACCOUNTS.

                    (a) The Company shall maintain a separate Capital Account for each Member.

                    (b)       Each  Member's   Capital  Account  shall  have  an
initial balance equal to the amount of such Member's initial contribution to the capital of the Company.

                    (c) Each Member's Capital Account shall be increased by the sum of (i) the amount of additional contributions by such Member to the capital of the Company permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 through 5.7 hereof.

                    (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of Units of such Member or distributions to such Member pursuant to Sections 4.5, 5.9 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the
Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 through 5.6 hereof.

          5.4       ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF
                    OFFERING COSTS.

                    As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period, shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period.

          5.5       ALLOCATION OF CERTAIN EXPENDITURES.

                    Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Company, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Company.

          5.6       RESERVES.

                    (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers in its sole discretion deems necessary or appropriate. The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers in its sole discretion deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, may be proportionately charged or credited, as appropriate, to the Capital Accounts of those persons who are Members at the time when such reserve is created, increased or decreased, as the case may be; PROVIDED, HOWEVER, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those parties who were Members at the time, as determined by the Board of Managers in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

                    (b) To the extent permitted under applicable law, if at any time an amount is paid or received by the Company (other than contributions to the capital of the Company, distributions or repurchases of Units) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt and such amount was not accrued or reserved for but would nevertheless, in accordance with the Company's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those persons who were Members during such prior Fiscal Period or Periods.

                    (c) To the extent permitted under applicable law, if any amount is required by paragraph (a) or (b) of this Section 5.6 to be charged or credited to a person who is no longer a Member, such amount shall be paid by or to such person, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Company on demand; PROVIDED, HOWEVER, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such person ceased to be a Member. To the extent that a former Member fails to pay to the Company, in full, any amount required to be charged to such former Member pursuant to paragraph
(a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

          5.7       ALLOCATION OF ORGANIZATION EXPENSES.

                    (a) As of the first Expense Allocation Date, Organization Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

                    (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.7 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organization Expenses shall then be reallocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages.

          5.8       TAX ALLOCATIONS.

                    For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Sections and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

                    If the Company realizes ordinary income and/or capital gains (including short-term capital gains) for Federal income tax purposes (collectively, "income") for any fiscal year during or as of the end of which all of the Units of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Company pursuant to Article IV, the Board of Managers, may elect to allocate such income as follows: (i) to allocate such income among such Positive Basis Members, PRO RATA in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such income shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any income not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Sections 5.4-5.7 hereof.

                    If the Company realizes deductions, ordinary losses and/or capital losses (including long-term capital losses) for Federal income tax purposes (collectively, "losses") for any fiscal year during or as of the end of which all of the Units of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Company pursuant to Article IV, the Board of Managers may elect to allocate such losses as follows: (i) to allocate such losses among such Negative Basis Members, PRO RATA in proportion to the respective Negative Basis (as hereinafter defined) of each such Negative Basis Member, until either the full amount of such losses shall have been so allocated or the Negative Basis of each such Negative Basis Member shall have been eliminated and (ii) to allocate any losses not so allocated to Negative Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Sections 5.4-5.7 hereof.

                    As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which the value of its Units as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Units as of such time (determined without regard to such Member's share of the liabilities of the Company under
Section 752 of the Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Units are repurchased by the Company and who has Positive Basis as of the effective date of the repurchase (determined prior to any allocations made pursuant to this Section).

                    As used herein, (i) the term "Negative Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which the value of its Units as of such time is less than its "adjusted tax basis," for Federal income tax purposes, in its Units as of such time (determined without regard to such Member's share of the liabilities of the Company under Section 752 of the Code), and (ii) the term "Negative Basis Member" shall mean any Member whose Units are repurchased by the Company and who has Negative Basis as of the effective date of such repurchase (determined prior to any allocations made pursuant to this Section).

          5.9       DISTRIBUTIONS.

                    The Board of Managers, in its sole discretion, may authorize the Company to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Investment Percentages.

          5.10      WITHHOLDING.

                    (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law on account of such Member's distributive share of the Company's items of gross income, income or gain.

                    (b) For purposes of this Agreement, any taxes so withheld or paid over by the Company with respect to any amount distributed by the Company to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Units shall pay to the Company as a contribution to the capital of the Company, the amount of such excess.

                    (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                           --------------------------
                                   ARTICLE VI

                           DISSOLUTION AND LIQUIDATION
                           ---------------------------

          6.1       DISSOLUTION.

                    The Company shall be dissolved:

                           (1) upon the affirmative vote to dissolve the Company by: (i) the Board of Managers or
                                    (ii)  Members  holding  at least  two-thirds
                                    (2/3) of the total number of votes  eligible
                                    to be cast by all Members;

                           (2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of the Company;

                           (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.5(e) hereof, a written notice to the Company requesting to tender all of its Units for repurchase by the Company if such Units have not been repurchased by the Company; or

                           (4)      as required by operation of law.

Dissolution of the Company shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Managers and Members may elect to continue the business of the Company as provided above, but the Company shall not terminate until the assets of the Company have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

          6.2       LIQUIDATION OF ASSETS.

                    (a)       Upon the dissolution of the Company as provided in
Section 6.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Company, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Company. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section
5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

                           (1) the debts of the Company, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Company's assets to the Members has been completed, shall first be paid on a PRO RATA basis;

                           (2) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a PRO RATA basis; and

                           (3) the Members shall next be paid on a PRO RATA basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

                    (b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Company, the Board of Managers or other liquidator may distribute ratably in kind any assets of the Company; PROVIDED, HOWEVER, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

                          -----------------------------
                                   ARTICLE VII

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS
                          -----------------------------

          7.1       ACCOUNTING AND REPORTS.

                    (a) The Company shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Company. The Company's accounts shall be maintained in U.S. currency.

                    (b) As soon as practicable after the end of each Taxable Year, the Company shall furnish to each Member such information regarding the operation of the Company and such Member's Units as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

                    (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Company shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Company shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted auditing standards. The Company may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

          7.2       DETERMINATIONS BY THE BOARD OF MANAGERS.

                    (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

                    (b) The Board of Managers may make such adjustments to the computation of Net Profit or Net Loss or any components comprising the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Company and the intended allocation thereof among the Members.

          7.3       VALUATION OF ASSETS.

                    (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Company as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Company, no value shall be placed on the goodwill or name of the Company, or the office records, files, statistical data or any similar intangible assets of the Company not normally reflected in the Company's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

                    (b) The Company will value Units in the Company at fair value, which ordinarily will be the value determined by the Board of Managers in accordance with the policies established by the Company.

                    (c) The value of Securities and other assets of the Company and the net worth of the Company as a whole determined pursuant to this
Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                           ---------------------------
                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS
                          -----------------------------

          8.1       AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT.

                    (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

                    (b)       Any amendment that would:

                              (1)  increase the  obligation  of a Member to make
                                   any   contribution  to  the  capital  of  the
                                   Company;

                              (2) reduce the Capital Account of a Member other than in accordance with Article V; or

                              (3) modify the events causing the dissolution of the Company;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to have all of its Units repurchased by the Company.

                    (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.01 shall specifically include the power to:

                              (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

                              (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

                              (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Company will not be treated as an association or as a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code.

                    (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

          8.2       SPECIAL POWER OF ATTORNEY.

                    (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of the Company's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

                              (1) any amendment to this Agreement that complies with the provisions of this Agreement
                                   (including the provisions of Section 8.1 hereof);

                              (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Company; and

                              (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Company, may from time to time be required by the laws of the United States, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company as a limited liability company under the Delaware Act.

                    (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Company without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Company is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Company.

                    (c)       This     power-of-attorney     is    a     special
power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

                              (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Company or Board of Managers shall have had notice thereof; and

                              (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Units, except that where the transferee thereof has been approved by the Board of Managers for admission to the Company as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

          8.3       NOTICES.

                    Except as otherwise set forth in this Agreement, notices that are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Company. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

          8.4       AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS.

                    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

          8.5       APPLICABILITY OF 1940 ACT AND FORM N-2.

                    The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that will affect numerous aspects of the conduct of the Company's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act, other Federal securities laws and the Form N-2.

          8.6       CHOICE OF LAW; ARBITRATION.

                    (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

                    (b) Unless otherwise agreed in writing, each Member agrees to submit all controversies arising between Members or one or more Members and the Company to arbitration in accordance with the provisions set forth below and understands that:

                              (1) arbitration is final and binding on the parties;

                              (2) they are waiving their right to seek remedies in court, including the right to a jury trial;

                              (3) pre-arbitration discovery is generally more limited and different from court proceedings;

                              (4) the arbitrator's award is not required to include factual findings or legal reasoning and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited; and

                              (5)  the  panel  of  arbitrators   will  typically
                                   include a minority of arbitrators who were or are affiliated with the securities industry.

                    (c) All controversies that may arise among Members and one or more Members and the Company concerning this Agreement shall be determined by arbitration in New York City in accordance with the Federal Arbitration Act, to the fullest extent permitted by law. Any arbitration under this Agreement shall be determined before and in accordance with the rules then obtaining of either the New York Stock Exchange, Inc. (the "NYSE") or the National Association of Securities Dealers, Inc. (the "NASD"), as the Member or entity instituting the arbitration may elect. If the NYSE or NASD does not accept the arbitration for consideration, the arbitration shall be submitted to, and determined in accordance with the rules then obtaining of, the Center for Public Resources, Inc. in New York City. Judgment on any award of any such arbitration may be entered in the Supreme Court of the State of New York or in any other court having jurisdiction of the person or persons against whom such award is rendered. Any notice of such arbitration or for the confirmation of any award in any arbitration shall be sufficient if given in accordance with the provisions of this Agreement. Each Member agrees that the determination of the arbitrators shall be binding and conclusive upon them.

                    (d) No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the Member is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

          8.7       NOT FOR BENEFIT OF CREDITORS.

                    The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers and the Company. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

          8.8       CONSENTS.

                    Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

          8.9       MERGER AND CONSOLIDATION.

                    (a) The Company may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

                    (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Company if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

          8.10      PRONOUNS.

                    All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

          8.11      CONFIDENTIALITY.

                    (a) A Member may obtain from the Company such information regarding the affairs of the Company as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

                    (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

                    (c)       Each Member recognizes that in the event that this
Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Company. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Company may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Company determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

                    (d) Notwithstanding anything herein to the contrary, each Member (and each employee, representative or other agent of such Member), may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Company and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

          8.12      CERTIFICATION OF NON-FOREIGN STATUS.

                    Each Member or transferee of Units from a Member shall certify, upon admission to the Company and at such other times thereafter as the Board of Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Company, and shall notify the Company within 30 days of any change in such Member's status. Any Member who shall fail to provide such certification when requested to do so by the Board of Managers may be treated as a non-United States Person for purposes of U.S. Federal tax withholding and may be required to withdraw from the Company.

          8.13      SEVERABILITY.

                    If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

          8.14      FILING OF RETURNS.

                    The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Company to prepare and file, a Federal income tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Company.

          8.15      TAX MATTERS PARTNER.

                    (a) A Manager who is a Member shall be designated on the Company's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Company for purposes of
Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for the Company pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of Managers all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Company under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Company from any and all liabilities and obligations that arise from or by reason of such designation.

                    (b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Company holding such interests through such Pass-Thru Member. In the event the Company shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Company and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Company.

          8.16      SECTION 754 ELECTION.

                    In the event of a distribution of Company property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Company, the Board of Managers, in its discretion, may cause the Company to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Company's property as provided by Sections 734 and 743 of the Code.

          8.17      MEMBER TAX BASIS.

          Upon request of the Board of Managers, each Member agrees to provide to the Board of Managers information regarding its adjusted tax basis in its Units along with documentation substantiating such amount.

          EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSE SET FORTH IN SECTION 8.6 AND THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 8.11.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                    MANAGERS:


                                    /s/ Charles S. Crow III
                                    --------------------------------------------
                                    Charles S. Crow III


                                    /s/ Richard B. Gross
                                    --------------------------------------------
                                    Richard B. Gross


                                    /s/ David C. Reed
                                    --------------------------------------------
                                    David C. Reed


                                    /s/ Timothy J. Stewart
                                    --------------------------------------------
                                    Timothy J. Stewart

                                    MEMBERS:

                                    Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Company as a Member.


                                                 APPENDIX B: INVESTOR CERTIFICATION
                                        ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C. (THE "FUND")

I hereby certify that I am: (A) a natural person,  who either  individually or together with my spouse has a net worth* in excess of
$1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement; (C) a revocable trust and each  grantor of the trust  meets the Net Worth  Requirement;  (D) an  employee  benefit  plan (a  "Plan")  that meets the Net Worth
Requirement;  (E) a  participant-directed  Plan and the  person  making  the  investment  meets  the Net  Worth  Requirement;  (F) a corporation,  partnership,  limited  liability  company  or other  entity  that  meets the Net Worth  Requirement  that is not (i) a registered  investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the
Investment  Company  Act of 1940  based on  Section  3(c)(1)  because it is a  non-publicly  offered  entity  whose  securities  are beneficially owned by not more than 100 persons, or (iii) a business  development company; (G) an entity referred to in clause F(i),
(ii) or (iii)  above,  not formed for the  specific  purpose of  investing  in the Fund and each  equity  owner  meets the Net Worth
Requirement; or (H) a natural person or an entity that is otherwise an "Eligible Investor" as defined in the Fund's prospectus. I am not a charitable remainder trust.

I understand that it may be a violation of state and Federal law for me to provide this certification if I know that it is not true.
I have read the prospectus of the Fund, including the investor  qualification and investor suitability provisions contained therein.
I understand  that an investment in the Fund involves a  considerable  amount of risk and that some or all of the  investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks  associated with the limited liquidity of the investment and should be viewed as a long-term investment.

I am aware of the Fund's  limited  provisions  for  transferability  and  withdrawal  and have  carefully  read and  understand  the
"Redemptions, Repurchases of Units and Transfers" provision in the prospectus.

I am a U.S. person and am NOT (A) a non-resident alien or (B) a foreign corporation,  foreign partnership,  foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code of 1986, as amended,  including income tax regulations) for purposes of U.S. Federal income  taxation.  I agree to notify the Fund within 60 days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification  number,  home address (in the case of an individual) and business address (in the case of an entity),  as they appear in your  records,  are true and correct.  I further  certify that I am NOT subject to backup withholding  because either (1) I am exempt from backup  withholding,  (2) I have not been notified by the Internal  Revenue Service
("IRS") that I am subject to backup  withholding  as a result of a failure to report all interest or  dividends,  or (3) the IRS has notified me that I am no longer subject to backup withholding.** I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am the fiduciary  executing this investor  certification on behalf of a Plan (the "Fiduciary"),  I represent and warrant that I have  considered  the  following  with respect to the Plan's  investment  in the Fund and have  determined  that,  in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under the Employee Retirement Income Security Act of 1974,  as amended  ("ERISA"):  (i) the  fiduciary  investment  standards  under  ERISA in the  context  of the Plan's  particular circumstances;  (ii) the permissibility of an investment in the Fund under the documents  governing the Plan and the Fiduciary;  and
(iii) the risks associated with an investment in the Fund and the fact that I will be unable to redeem the investment.  However, the
Fund may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

I understand  that the Fund and its  affiliates  are relying on the  certification  and  agreements  made herein in  determining  my qualification  and suitability as an investor in the Fund. I understand  that an investment in the Fund is not appropriate  for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Robeco Investment Management, Inc. and its  affiliates  and hold  harmless  from any  liability  that you may incur as a result of this  certification  being untrue in any respect.

By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Third Amended and Restated Limited
Liability Company Agreement (the "Agreement"),  including its Power of Attorney provisions, a form of which is set forth in Appendix
A to the  prospectus.  I have read the Agreement  and, to the extent I believe it necessary,  have  consulted  with my tax and legal advisors and understand its terms.

------------------------------------------------------------------------------------------------------------------------------------
Amount Invested: $_______________________     Investor Signature: _____________________________________     Date: __________________

Print Investor Name: ______________________________________________    SSN/Tax ID Number: [ ][ ][ ] [ ][ ] [ ][ ][ ][ ]

Investor Address: _________________________________________________________________________________________________________________

------------------------------------------------------------------------------------------------------------------------------------

Print Financial Advisor Name: _______________________________________     Financial Advisor Telephone #: ___________________________

Financial Advisor Firm: ______________________________________________     Account Number: _________________________________________
------------------------------------------------------------------------------------------------------------------------------------


PLEASE MAIL COMPLETED FORM TO:
Robeco Investment Management, Inc.
Attn: Operations Department
909 Third Avenue
New York, NY 10022
Fax# 212-812-7541

* As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements,  net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

** The Investor  must cross out the  preceding  sentence if it has been  notified by the IRS that it is currently  subject to backup withholding because it has failed to report all interest and dividends on its tax return.

                                                                                     DATE OF FUND PROSPECTUS _______________________

                                   APPENDIX C

                         ADVISER PERFORMANCE INFORMATION


     Robeco Investment Management, Inc. (the "Adviser") employs an investment program for Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") and Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund") that is substantially the same as the investment program that it employs in managing various other investment vehicles that are not invested in the Master Fund and have at least $25 million of net assets (collectively, the "Other Vehicles"). The Other Vehicles have investment objectives, programs, policies and strategies that are substantially the same as those of the Fund and the Master Fund. The Adviser selects on behalf of the Other Vehicles various portfolio managers with which it will invest the Other Vehicles' assets. The personnel of the Adviser who are responsible for managing the investment portfolios of the Fund and the Master Fund manage the investment portfolios of the Other Vehicles.

     Because of the similarity of investment programs, as a general matter, the Adviser will consider participation by the Fund and the Master Fund in all appropriate investment opportunities that are under consideration by the Adviser for the Other Vehicles. The Adviser will evaluate for the Fund, the Master Fund and the Other Vehicles a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund, the Master Fund or the Other Vehicles at a particular time. Because these considerations may differ for the Fund, the Master Fund and the Other Vehicles in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund, the Master Fund and each of the Other Vehicles will differ. (SEE "Conflicts of Interest.")

     THE FOLLOWING TABLES SET FORTH COMPOSITE MONTHLY PERFORMANCE INFORMATION OF THE FUND, THE OTHER VEHICLES AND VARIOUS INDICES FOR THE PERIODS INDICATED. THE RETURNS SHOWN REFLECT THE ACTUAL FEES AND EXPENSES INCURRED. THE TABLES SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. UNDER NO CIRCUMSTANCES SHOULD THE PERFORMANCE INFORMATION OF THE OTHER VEHICLES BE VIEWED AS A SUBSTITUTE FOR THE PERFORMANCE INFORMATION OF THE FUND OR THE MASTER FUND. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THE FUND'S FEES AND EXPENSES MAY BE HIGHER THAN THOSE OF EACH OF THE OTHER VEHICLES. ACCORDINGLY, HAD THE OTHER VEHICLES' PERFORMANCE RECORDS REFLECTED THE FUND'S FEES AND ESTIMATED EXPENSES, THE OTHER VEHICLES' RETURNS SHOWN IN THE TABLE MAY HAVE BEEN LOWER. FURTHERMORE, THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THE OTHER VEHICLES. UNLIKE THE FUND, CERTAIN OF THE OTHER VEHICLES ARE NOT SUBJECT TO CERTAIN
INVESTMENT LIMITATIONS IMPOSED BY APPLICABLE SECURITIES LAWS WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED THE OTHER VEHICLES' PERFORMANCE. THE FUTURE PERFORMANCE OF THE FUND, THE OTHER VEHICLES AND THE VARIOUS INDICES MAY DIFFER.


                                           PERFORMANCE INFORMATION OF THE FUND

MONTHLY RETURNS AS OF APRIL 30, 2010
------------------------------------------------------------------------------------------------------------------------------------
         JAN.     FEB.      MAR.     APR.       MAY      JUN.     JUL.      AUG.     SEP.      OCT.      NOV.     DEC.       YTD
------------------------------------------------------------------------------------------------------------------------------------
2005                                                                                                              1.47%     1.47%
------------------------------------------------------------------------------------------------------------------------------------
2006    2.57%     0.16%    1.81%     1.53%    -1.57%    -0.79%   -0.04%    0.52%     0.42%     1.26%    1.53%     1.43%     9.11%
------------------------------------------------------------------------------------------------------------------------------------
2007    1.18%     0.62%    1.28%     1.66%     1.70%    0.29%    -1.11%    -1.74%    1.80%     1.96%    -1.94%    0.16%     5.89%
------------------------------------------------------------------------------------------------------------------------------------
2008    -3.47%    0.91%    -3.22%    1.39%     1.77%    -0.95%   -2.43%    -1.26%   -7.48%    -4.94%    -3.28%   -2.09%    -22.69%
------------------------------------------------------------------------------------------------------------------------------------
2009    1.81%    -0.35%    0.07%     0.76%     2.66%    0.60%     1.82%    1.21%     1.67%     0.13%    0.52%     1.06%    12.60%
------------------------------------------------------------------------------------------------------------------------------------
2010    0.28%     0.68%    1.09%     0.18%                                                                                  2.24%
------------------------------------------------------------------------------------------------------------------------------------


ANNUAL RETURNS FOR EACH CALENDAR YEAR
---------------- --------- --------- --------- ---------- ------------
                 2005(1)   2006      2007      2008       2009
---------------- --------- --------- --------- ---------- ------------
FUND              1.47%     9.11%     5.89%     -22.69%     12.60%
---------------- --------- --------- --------- ---------- ------------
S&P 500(3,4)      0.43%     15.78%    5.49%     -36.99%     26.47%
---------------- --------- --------- --------- ---------- ------------
BC AGG.(3,5)      0.95%     4.33%     6.97%      5.24%       5.93%
---------------- --------- --------- --------- ---------- ------------
HFRI FOF          1.98%     10.39%    10.26%    -21.39%     11.47%
COMPOSITE
INDEX(3,6)
---------------- --------- --------- --------- ---------- ------------

AVERAGE ANNUAL TOTAL RETURNS AS OF APRIL 30, 2010
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
                            1 YEAR             3 YEAR              5 YEAR             7 YEAR        SINCE INCEPTION(7)
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
FUND(2)                     12.54%             -3.48%               N/A                 N/A               0.97%
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
S&P 500(3,4)                 38.81%             -5.04%              N/A                 N/A               0.94%
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
BC AGG.(3,5)                  8.30%              6.32%              N/A                 N/A               5.97%
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
HFRI FOF COMPOSITE           12.50%             -1.95%              N/A                 N/A               2.46%
INDEX(3,6)
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------


RISK STATISTICS(6) AS OF APRIL 30, 2010
--------------------------------- --------------------------- ----------------------- -----------------------
                                     AVERAGE ANNUAL TOTAL
                                           RETURNS                  STANDARD                   SHARPE
                                       SINCE INCEPTION             DEVIATION(8)               RATIO(9)
---------------------------------- --------------------------- ----------------------- -----------------------
                                            0.97%                     6.83%                   -0.31
FUND(1)
--------------------------------- --------------------------- ----------------------- -----------------------
                                            0.94%                      17.08%                   -0.13
S&P 500(3,4)
--------------------------------- --------------------------- ----------------------- -----------------------
                                            5.97%                       3.71%                   0.78
BC AGG.(3,5)
--------------------------------- --------------------------- ----------------------- -----------------------
                                            2.46%                       6.95%                   -0.09
HFRI FOF COMPOSITE INDEX(3,6)
--------------------------------- --------------------------- ----------------------- -----------------------

---------------------------------

(1) Reflects annual returns for the period from the Fund's commencement of operations on December 1, 2005 through December 31, 2005.

(2) This table is based on the investment performance of the Fund. The information contained in the table was prepared by the Adviser. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

(3) Does not reflect fees or expenses of any kind charged by the indices. However, with respect to the HFR Fund of Funds Composite Index, the returns take into account the fees and expenses charged by the portfolio funds comprising the Index.

(4) The Standard & Poor's 500 Stock Index with Dividends Reinvested is a market capitalization-weighted index made up of the 500 US companies with the largest market capitalizations.

(5) The Barclays Capital Aggregate Bond Index (formerly Lehman Brothers) is a benchmark index made up of the Barclays Capital Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, which, in the aggregate, represent fixed-income securities that are of investment-grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

(6) The HFRI Fund of Funds Composite Index includes a representative group of various funds of funds, each of which invests with multiple managers and has an objective of reducing the risk associated with investments in a single manager. It is an equal weighted index. There are no asset-size or track record length minimums required for inclusion. Funds that close or stop reporting are included in the index up until the last reporting date. Both domestic and offshore funds are included in the index.

(7) Returns and Risk numbers are measured from the commencement of investment operations of the Fund on December 1, 2005.

(8) A statistical measure of dispersion around a set of observations about their mean or other measure of central tendency.

(9) A mathematical measure utilized to assess the risk-adjusted return of a portfolio. The formula is stated as the (Portfolio Return minus the Risk Free rate) divided by the standard deviation of portfolio return.



OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund, the Master Fund or the Other Vehicles. Past performance is not indicative of future results or performance of any account managed by the Adviser, including the Fund and the Master Fund. There is no guarantee that the Fund or the Master Fund will achieve their investment objectives.


                              COMPOSITE PERFORMANCE INFORMATION OF THE OTHER VEHICLES AND THE FUND(1)

MONTHLY RETURNS AS OF APRIL 30, 2010
------------------------------------------------------------------------------------------------------------------------------------
           JAN.     FEB.      MAR.     APR.       MAY      JUN.     JUL.      AUG.     SEP.      OCT.      NOV.     DEC.       YTD
------------------------------------------------------------------------------------------------------------------------------------
1994      1.50%    -1.40%    -1.78%   -1.42%     0.97%    -0.72%    1.21%    1.59%     0.16%     0.20%    -1.46%    0.16%    -1.07%
------------------------------------------------------------------------------------------------------------------------------------
1995      -0.57%    0.35%    0.67%     0.91%     0.57%    1.66%     2.26%    1.49%     1.50%    -0.53%    0.79%     1.96%    11.59%
------------------------------------------------------------------------------------------------------------------------------------
1996      3.93%     0.72%    0.56%     3.42%     1.86%    -0.69%   -0.70%    2.67%     1.75%     2.19%    2.42%     1.80%    21.72%
------------------------------------------------------------------------------------------------------------------------------------
1997      2.26%     2.56%    0.55%     0.72%     2.77%    1.88%     3.83%    0.64%     2.44%    -0.37%    -1.45%    0.83%    17.85%
------------------------------------------------------------------------------------------------------------------------------------
1998      0.53%     2.21%    2.46%     0.61%    -2.44%    -0.94%   -0.41%    -6.80%   -2.32%     1.53%    3.34%     1.76%    -0.91%
------------------------------------------------------------------------------------------------------------------------------------
1999      2.44%    -0.89%    4.14%     4.13%     2.78%    2.35%     1.34%    0.63%     1.68%     1.16%    4.26%     5.63%    33.79%
------------------------------------------------------------------------------------------------------------------------------------
2000      1.97%     3.31%    1.73%    -0.59%     0.01%    2.43%     0.21%    2.28%     0.31%     0.20%    -1.11%    1.32%    12.64%
------------------------------------------------------------------------------------------------------------------------------------
2001      2.35%     1.15%    0.54%     1.12%     0.35%    0.76%     0.03%    1.21%     0.03%     0.79%    0.26%     0.79%     9.77%
------------------------------------------------------------------------------------------------------------------------------------
2002      0.61%    -0.33%    0.55%     0.92%     0.69%    -1.37%   -1.29%    0.30%     0.58%    -0.38%    0.97%     0.89%     2.12%
------------------------------------------------------------------------------------------------------------------------------------
2003      1.64%     0.32%    0.49%     1.14%     1.47%    1.23%     0.36%    0.62%     1.34%     1.38%    0.89%     1.50%    13.09%
------------------------------------------------------------------------------------------------------------------------------------
2004      1.46%     1.10%    0.60%    -0.40%    -0.43%    0.44%    -0.77%    0.08%     0.75%     0.46%    2.43%     1.47%     7.40%
------------------------------------------------------------------------------------------------------------------------------------
2005      0.28%     1.24%    -0.02%   -1.12%     0.90%    1.33%     1.67%    0.75%     1.63%    -1.12%    0.93%     1.84%     8.58%
------------------------------------------------------------------------------------------------------------------------------------
2006      2.43%     0.27%    1.73%     1.57%    -1.46%    -0.35%    0.24%    0.56%     0.68%     1.57%    1.51%     1.67%    10.86%
------------------------------------------------------------------------------------------------------------------------------------
2007      1.47%     0.78%    1.42%     1.75%     1.79%    0.35%    -0.95%    -1.57%    1.79%     2.02%    -1.68%    0.29%     7.60%
------------------------------------------------------------------------------------------------------------------------------------
2008      -3.19%    1.09%    -3.02%    1.22%     1.56%    -1.10%   -2.00%    -1.09%   -7.00%    -5.40%    -3.45%   -2.10%    -22.22%
------------------------------------------------------------------------------------------------------------------------------------
2009      1.52%    -0.24%    -0.08%    0.97%     2.63%    0.59%     1.45%    1.17%     1.58%     0.23%    0.55%     0.96%    11.90%
------------------------------------------------------------------------------------------------------------------------------------
2010      0.23%     0.95%    1.19%     0.16%                                                                                  2.56%
------------------------------------------------------------------------------------------------------------------------------------


                       COMPOSITE PERFORMANCE INFORMATION OF THE OTHER VEHICLES, THE FUND AND VARIOUS INDICES

ANNUAL RETURNS FOR EACH CALENDAR YEAR
------------ ------- ------- ------ ------ ------- ------- ------ ------- ------- ------- ------ ------ ------ ------ ------- ------
              1994    1995    1996   1997   1998    1999    2000   2001    2002    2003    2004   2005   2006   2007   2008    2009
------------ ------- ------- ------ ------ ------- ------- ------ ------- ------- ------- ------ ------ ------ ------ ------- ------
OTHER
VEHICLES     -1.07%  11.59%  21.72% 17.85% -0.91%  33.79%  12.64%  9.77%  2.12%   13.09%  7.40%  8.58%  10.86%  7.60% -22.22% 11.90%
AND FUND(1)
------------ ------- ------- ------ ------ ------- ------- ------ ------- ------- ------- ------ ------ ------ ------ ------- ------
S&P          1.32%   37.54%  22.94% 27.84% 28.59%  21.06%  -9.10% -11.88% -22.09% 28.66%  10.87% 4.92%  15.78%  5.49% -36.99% 26.47%
500(2,3)
------------ ------- ------- ------ ------ ------- ------- ------ ------- ------- ------- ------ ------ ------ ------ ------- ------
BC           -2.92%  18.47%  3.63%  6.07%  8.69%   -0.82%  11.63%  8.44%  10.25%  4.10%   4.34%  2.43%  4.33%   6.97% 5.24%   5.93%
AGG.(2,4)
------------ ------- ------- ------ ------ ------- ------- ------ ------- ------- ------- ------ ------ ------ ------ ------- ------
HFRI FOF     -3.48%  11.10%  14.39% 16.14% -5.11%  26.47%  4.07%   2.80%  1.01%   11.62%  6.87%  7.49%  10.39% 10.26% -21.39% 11.47%
COMPOSITE
INDEX(2,5)
------------ ------- ------- ------ ------ ------- ------- ------ ------- ------- ------- ------ ------ ------ ------ ------- ------

AVERAGE ANNUAL TOTAL RETURNS AS OF APRIL 30, 2010
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
                            1 YEAR             3 YEAR              5 YEAR             7 YEAR        SINCE INCEPTION(6)
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
OTHER VEHICLES               12.32%             -3.09%               2.87%             4.44%                8.38%
AND THE FUND(1)
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
S&P 500(2,3)                 38.81%             -5.04%               2.63%             5.84%                7.90%
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
BC AGG.(2,4)                  8.30%              6.32%               5.38%             4.84%                6.21%
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------
HFRI FOF COMPOSITE           12.50%             -1.95%               3.38%             4.57%                5.99%
INDEX(2,5)
---------------------- ----------------- ------------------- ------------------- ------------------ -------------------

RISK STATISTICS(6) AS OF APRIL 30, 2010
--------------------------------- --------------------------- ----------------------- -----------------------
                                      AVERAGE ANNUAL TOTAL
                                           RETURNS                   STANDARD                  SHARPE
                                       SINCE INCEPTION             DEVIATION(7)               RATIO(8)
--------------------------------- --------------------------- ----------------------- -----------------------
OTHER VEHICLES AND THE FUND(1)                 8.38%                     5.74%                   0.80
--------------------------------- --------------------------- ----------------------- -----------------------
S&P 500(2,3)                                   7.90%                    15.45%                   0.27
--------------------------------- --------------------------- ----------------------- -----------------------
BC AGG.(2,4)                                   6.21%                     3.85%                   0.63
--------------------------------- --------------------------- ----------------------- -----------------------
HFRI FOF COMPOSITE INDEX(2,5)                  5.99%                     6.16%                   0.36
--------------------------------- --------------------------- ----------------------- -----------------------

-------------------

(1) This table is based on the investment performance of the Other Vehicles and the Fund. The information contained in the table was prepared by the Adviser based on the following facts and assumptions:

           (a) The composite performance information is an asset-weighted average of the returns of each of the Other Vehicles and the Fund.

           (b) The Other Vehicles' returns take into account each Other Vehicle's actual fees and expenses as well as all fees and expenses and incentive allocations borne indirectly by the Other Vehicles as investors in other investment funds, including acquired funds fees and expenses. The returns do not reflect the reinvestment of any distributions made by the Other Vehicles. The Fund's fees and expenses may be higher than those of each of the Other Vehicles.

           (c) The composite performance information from January 1, 1994 to December 31, 1999 is based on the performance of one Other Vehicle ("Vehicle One") which commenced investment operations on January 1, 1994 (because none of the Other Vehicles had commenced investment operations). The composite performance information from January 1, 2000 to September 30, 2003 is based on the performance of Vehicle One and one Other Vehicle which commenced investment operations on January 1, 2000 ("Vehicle Two"). The composite performance information from October 1, 2003 to November 30, 2005 is based on the performance of Vehicle One, Vehicle Two and one Other Vehicle ("Vehicle Three"), which commenced investment operations on September 30, 2003. The composite performance information beginning December 1, 2005 is based on the performance of Vehicle One, Vehicle Two, Vehicle Three and the Fund, which commenced investment operations on December 1, 2005. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS. UNDER NO CIRCUMSTANCES SHOULD THE PERFORMANCE INFORMATION OF THE OTHER VEHICLES BE VIEWED AS A SUBSTITUTE FOR THE PERFORMANCE INFORMATION OF THE FUND OR THE MASTER FUND.

(2) Does not reflect fees or expenses of any kind charged by the indices. However, with respect to the HFR Fund of Funds Composite Index, the returns take into account the fees and expenses charged by the portfolio funds comprising the Index.

(3) The Standard & Poor's 500 Stock Index with Dividends Reinvested is a market capitalization-weighted index made up of the 500 US companies with the largest market capitalizations.

(4) The Barclays Capital Aggregate Bond Index (formerly Lehman Brothers) is a benchmark index made up of the Barclays Capital Government/Corporate Bond Index, Mortgage-Backed Securities Index, and Asset-Backed Securities Index, which, in the aggregate, represent fixed-income securities that are of investment-grade quality or better, have at least one year to maturity, and have an outstanding par value of at least $100 million.

(5) The HFRI Fund of Funds Composite Index includes a representative group of various funds of funds, each of which invests with multiple managers and has an objective of reducing the risk associated with investments in a single manager. It is an equal weighted index. There are no asset-size or track record length minimums required for inclusion. Funds that close or stop reporting are included in the index up until the last reporting date. Both domestic and offshore funds are included in the index.

(6) Returns and Risk numbers are measured from the commencement of investment operations of Vehicle One on January 1, 1994, and include the performance information of Vehicle Two, Vehicle Three and the Fund.

(7) A statistical measure of dispersion around a set of observations about their mean or other measure of central tendency.

(8) A mathematical measure utilized to assess the risk-adjusted return of a portfolio. The formula is stated as the (Portfolio Return minus the Risk Free rate) divided by the standard deviation of portfolio return.

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund, the Master Fund or the Other Vehicles. Past performance is not indicative of future results or performance of any account managed by the Adviser, including the Fund and the Master Fund. There is no guarantee that the Fund or the Master Fund will achieve their investment objectives.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.

                       STATEMENT OF ADDITIONAL INFORMATION
                                       [ ]

                     c/o Robeco Investment Management, Inc.
                                909 Third Avenue
                                   32nd Floor
                               New York, NY 10022

                                 (212) 908-9660


               This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), dated [ ]. A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

               This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

               Except  for  the  financial   information  discussed  below,  all
information that is required to be provided in a statement of additional information has been included in the Fund's Prospectus, dated [ ].

                            TABLE OF CONTENTS OF SAI


                                                                            PAGE

FINANCIAL STATEMENTS...........................................................1

         FINANCIAL STATEMENTS OF THE FUND....................................[2]
         FINANCIAL STATEMENTS OF THE MASTER FUND............................[20]

                              FINANCIAL STATEMENTS

               The Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund"), a recently formed entity. As of January 1, 2009, the Fund transferred substantially all of its assets to the Master Fund. As of that date, the Master Fund's portfolio consisted entirely of the Fund's investments on December 31, 2008. The Master Fund has the same investment objective and substantially the same investment policies as those of the Fund.

               The audited financial information of the Fund for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006, included in the Prospectus under the caption "Financial Highlights" and the audited financial statements of the Fund and the Master Fund that are included in this SAI have been so included in reliance on the consent of Anchin, Block & Anchin LLP, given upon their authority as experts in auditing and accounting.

               The following pages contain the Fund's and the Master Fund's financial statements (audited) for the fiscal year ended March 31, 2010.

ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.


Financial Statements

For the year ended March 31, 2010

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
                                TABLE OF CONTENTS




Financial Statements:

Report of Independent Registered Public Accounting Firm........................1
Statement of Assets and Liabilities............................................2
Statement of Operations........................................................3
Statements of Changes in Members' Capital......................................4
Statement of Cash Flows........................................................5
Financial Highlights...........................................................6
Notes to Financial Statements..................................................7
Managers and Officers of the Fund (unaudited).................................17



For a description of the portfolio holdings of the Master Fund (as defined in Note 1), into which the Fund invests substantially all of its assets, please see the attached financial statements of the Master Fund, which should be read in conjunction with the financial statements of the Fund.












The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the
Commission's website at HTTP://WWW.SEC.GOV, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, as well as information relating to how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, is available (i) without charge, upon request, by calling collect (212) 908-9660; and (ii) on the Commission's website at http://www.sec.gov.

(ANCHIN LOGO)                                   Anchin, Block & Anchin LLP
                                                Accountants & Advisors
                                                1375 Broadway New York, NY 10018
                                                212 840-3456
                                                www.anchin.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and
Members of Robeco-Sage Multi-Strategy Fund, L.L.C

We have audited the accompanying statement of assets and liabilities of Robeco-Sage Multi-Strategy Fund, L.L.C. as of March 31, 2010 and the related statements of operations and cash flows for the year then ended, and statement of changes in members' capital for each of the two years in the period ended and financial highlights for each of the four years in the period then ended and the period June 8, 2005 (date of inception) through March 31, 2006. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in the notes to the financial statements, the Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. The audited financial statements of Robeco-Sage Multi-Strategy Master Fund, L.L.C. are attached, and are an integral part of these financial statements.

In our opinion, the financial statements and financial highlights referred to above, present fairly, in all material respects, the financial position of Robeco-Sage Multi-Strategy Fund, L.L.C. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended, and changes in members' capital for each of the two years in the period ended and the financial highlights for each of the four years in the period then ended and the period June 8, 2005 (date of inception) through March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

                                        (ANCHIN, BLOCK & ANCHIN LLP)

New York, New York
May 27, 2010

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                       Statement of Assets and Liabilities
                                 March 31, 2010

ASSETS
Investments in Robeco-Sage Multi-Strategy Master Fund, L.L.C.              $  84,321,035
Receivable from Portfolio Funds                                                4,832,100
Due from Adviser                                                                  43,881
Cash and cash equivalents                                                         14,099
                                                                          ----------------
          Total assets                                                        89,211,11 5
                                                                          ----------------

LIABILITIES
Redemptions payable                                                            6,352,009
Distribution fees payable                                                        180,583
Member servicing fee payable                                                      46,814
Professional fees payable                                                         39,471
Administration fee payable                                                        10,383
Board of Managers' fees payable                                                    3,000
Other accrued expenses                                                            82,896
                                                                        -----------------
          Total liabilities                                                    6,715,156
                                                                        -----------------

          NET ASSETS                                                       $  82,495,959
                                                                        =================

MEMBERS' CAPITAL
Net capital                                                                $  92,464,231
Accumulated net investment loss                                               (7,208,291)
Accumulated net realized loss on investment in Robeco-Sage
     Multi-Strategy Master Fund, L.L.C.                                       (8,550,137)
Net unrealized appreciation/(depreciation) on investment in
     Robeco-Sage Multi-Strategy Master Fund, L.L.C.                            5,790,156
                                                                        -----------------
          Members' Capital                                                 $  82,495,959
                                                                        =================

          NET ASSET VALUE PER UNIT (BASED ON 79,208 UNITS OUTSTANDING)     $    1,041.51
                                                                        =================














    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                             Statement of Operations
                        For the year ended March 31, 2010

NET INVESTMENT LOSS ALLOCATED FROM ROBECO-SAGE MULTI-STRATEGY
     MASTER FUND, L.L.C.
     Interest income                                                                    $ 4,411
     Income from settlement                                                             573,536
     Expenses                                                                        (1,217,740)
                                                                                ----------------
           Net investment loss allocated from Robeco-Sage Multi-Strategy
                 Master Fund, L.L.C.                                                   (639,793)
                                                                                ----------------

INVESTMENT INCOME
     Interest                                                                             1,502
                                                                                ----------------

FUND EXPENSES
     Distribution fees                                                                  719,339
     Professional fees                                                                  268,507
     Investor servicing fee                                                             126,942
     Offering fees                                                                       98,103
     Administration fee                                                                  44,479
     Board of Managers' fees                                                             12,000
     Custody fee                                                                          2,500
     Other expenses                                                                     104,210
                                                                                 ---------------
           Total fund expenses                                                        1,376,080
           Fund expenses reimbursed                                                    (575,098)
                                                                                ----------------
     Net Expenses                                                                       800,982
                                                                                ----------------
Net Investment Loss                                                                  (1,439,273)
                                                                                ----------------

     REALIZED LOSS ON INVESTMENTS                                                          (674)
                                                                                ----------------

REALIZED AND UNREALIZED GAINS ON INVESTMENT ACTIVITIES ALLOCATED FROM
 ROBECO-SAGE MULTI-STRATEGY MASTER FUND, L.L.C.
     Net Realized Loss on Investment                                                 (1,449,443)
     Net Change in Unrealized Appreciation/(Depreciation) on Investment              13,364,185
                                                                                ----------------
     Net Realized and Unrealized Gains on Investments allocated from
     Robeco-Sage Multi-Strategy Master Fund, L.L.C.                                  11,914,742
                                                                                ----------------
     Net Increase in Members' Capital derived from Investment Activities           $ 10,474,795
                                                                                ================










     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENT.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                    Statements of Changes in Members' Capital

                                                                            For the year ended       For the year ended
                                                                              March 31, 2010           March 31, 2009
                                                                            --------------------    ---------------------
FROM INVESTMENT ACTIVITIES
       Net investment loss*                                                        $ (1,439,273)            $ (2,474,480)
                                                                            --------------------    ---------------------
       Net realized gain/(loss) on investment
           in Robeco-Sage Multi-Strategy Master Fund, L.L.C.                         (1,450,117)              (8,067,968)
       Net change in unrealized appreciation/(depreciation) on investment
           in Robeco-Sage Multi-Strategy Master Fund, L.L.C.                         13,364,185              (10,401,291)
                                                                            --------------------    ---------------------
                                                                            --------------------    ---------------------
       Net realized and unrealized gains/(losses)                                    11,914,068              (18,469,259)
                                                                            --------------------    ---------------------

                Net increase/(decrease) in Members' Capital
                  derived from investment activities                                 10,474,795              (20,943,739)
                                                                            --------------------    ---------------------

MEMBERS' CAPITAL TRANSACTIONS
       Sales of Units                                                                19,165,197               16,023,450
       Redemptions of Units                                                         (31,581,266)             (23,312,753)
                                                                                                    ---------------------
                                                                            --------------------    ---------------------
                                                                                    (12,416,069)              (7,289,303)
                                                                            --------------------    ---------------------

Net Increase/(Decrease) in Members' Capital                                          (1,941,274)             (28,233,042)
Members' Capital at Beginning of Year                                                84,437,233              112,670,275
                                                                            --------------------    ---------------------
Members' Capital at End of Year                                                    $ 82,495,959             $ 84,437,233
                                                                            ====================    =====================

Accumulated Net Investment Loss                                                    $ (7,208,291)            $ (5,769,018)
                                                                            ====================    =====================




                     * Investment income less net expenses.







    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                             Statement of Cash Flows
                        For the year ended March 31, 2010

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
 Net increase in Members' Capital derived from investment activities                         $      10,474,795
 Adjustments to reconcile net increase in Members' Capital derived from investment activities to net cash provided by operating activities:
    Payments for purchases of Robeco-Sage Multi-Strategy Master Fund, L.L.C.                       (16,223,000)
    Proceeds from sales of Robeco-Sage Multi-Strategy Master Fund, L.L.C.                           27,490,000
    Proceeds from sales of investment funds                                                               (674)
         Net change in unrealized (appreciation)/depreciation on investment
             in Robeco-Sage Multi-Strategy Master Fund, L.L.C.                                     (13,364,185)
         Net realized loss on investment funds                                                             674
         Net realized loss on investment in Robeco-Sage Multi-Strategy Master Fund, L.L.C.           1,449,443
         Net investment loss allocated from Robeco-Sage Multi-Strategy Fund, L.L.C.                    639,793
         Increase in receivable from Portfolio Funds                                                (3,921,211)
         Decrease in due from Adviser                                                                   72,013
         Decrease in other assets                                                                       69,743
         Decrease in payable to Robeco-Sage Multi-Strategy Master Fund, L.L.C.                        (364,610)
         Increase in member service fees payable                                                        15,346
         Increase in distribution fees payable                                                           2,307
         Decrease in administration fees payable                                                        (3,812)
         Decrease in professional fees payable                                                         (60,196)
         Decrease in other accrued expenses                                                             (2,587)
                                                                                             ------------------
 Net cash provided by operating activities                                                           6,273,839
                                                                                             ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from sales of Units                                                                       17,240,197
 Redemption of Units                                                                               (27,195,255)
                                                                                             ------------------
                                                                                             ------------------
 Net cash used in financing activities                                                              (9,955,058)
                                                                                             ------------------

Net decrease in cash and cash equivalents                                                           (3,681,219)
Cash and cash equivalents, beginning of year                                                         3,695,318
                                                                                             ------------------
Cash and cash equivalents, end of year                                                       $          14,099
                                                                                             ==================

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Redemption of Units                                                                          $      (6,352,009)
                                                                                             ==================













    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                              Financial Highlights


                                                                                                                      For the period
                                                                                                                        June 8, 2005
                                                     For the            For the          For the         For the  date of inception)
                                                    year ended         year ended       year ended      year ended        through
                                                  March 31, 2010     March 31, 2009   March 31, 2008   March 31, 2007 March 31, 2006
                                                 -----------------  ---------------- ---------------- --------------- --------------

PER UNIT OPERATING PERFORMANCE
Beginning net asset value                                 $ 920.13       $ 1,105.12       $ 1,141.44      $ 1,061.24    $ 1,000.00
                                                  ----------------   --------------   --------------  --------------  ------------
Income/(loss) from operations*:
   Net investment loss                                     (16.94)          (24.12)          (25.30)         (26.36)        (8.03)
   Net realized and unrealized appreciation/
    (depreciation) from Robeco-Sage Multi-
    Strategy Master Fund, L.L.C.                           138.32          (160.87)          (11.02)         106.56         69.27
                                                  ----------------   --------------   --------------  --------------  ------------
Net change in net assets resulting from operations         121.38          (184.99)          (36.32)          80.20         61.24
                                                   ----------------   --------------   --------------  --------------  ------------
Ending net asset value                                 $ 1,041.51         $ 920.13       $ 1,105.12      $ 1,141.44    $ 1,061.24
                                                  ================   ==============   ==============  ==============  ============

Total Return                                               13.19%           (16.74)%          (3.18)%         7.56%         6.12%(1)

Net assets, end of period (000's)                        $ 82,496         $ 84,437        $ 112,670        $ 65,647      $ 21,285

RATIOS TO AVERAGE NET ASSETS(7)
Expenses, before waivers and reimbursements (2)             3.03%            2.74%            2.34%           3.56%         6.09%(3)

Expenses, net of waivers and reimbursements (2)             2.36% (5)        2.37% (5)        2.25%           2.50%         2.50%(3)

Net investment loss, before waivers and reimbursements     (2.36)%          (2.70)%          (2.25)%         (3.46)%       (5.90)(3)

Net investment loss, net of waivers and reimbursements     (1.68)%          (2.33)%          (2.16)%         (2.40)%       (2.31)(3)

Portfolio turnover rate                                    32.12% (8)       38.25% (6)       17.47%           7.82%         0.00%(4)



* Per share calculations were performed using average shares for the period.
(1) Total return is for the period indicated and has not been annualized.
(2) Expenses of Portfolio Funds are not included in the expense ratio.
(3) Annualized, with the exception of non-recurring organizational expenses of $67,500.
(4) Not annualized.
(5) Expense ratio is greater then the expense cap of 2.25% due to inclusion of extraordinary expenses that are not covered by the expense cap as further described in Note 4.
(6) Portfolio turnover rate represents the rate for Robeco-Sage Multi-Strategy Fund, L.L.C. from April 1, 2008 to December 31, 2008 and the rate for Robeco-Sage Multi-Strategy Master Fund, L.L.C. from January 1, 2009 to March 31, 2009.
(7) Includes amounts allocated from the Master Fund.
(8) Portfolio turnover rate represents the rate for Robeco-Sage Multi-Strategy Master Fund, L.L.C.

Note: The expense ratios, the net investment loss ratio, and the total return percentages are calculated for the Members taken as a whole. The computation of such ratios and return based on the amount of expenses charged to any specific Member may vary from the overall ratios presented in the financial statements as a result of the timing of capital transactions.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                          Notes to Financial Statements
                                 March 31, 2010

1. ORGANIZATION

Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The Fund is similar to a private investment fund in that, through its investment in the Master Fund (as defined below), its assets will be actively managed and units of limited liability interests in the Fund ("Units") are sold solely to high net worth individual and institutional investors, but differs from a typical hedge fund in that it permits investments in relatively modest minimum denominations and that it has registered as an investment company under the 1940 Act and has registered its Units under the Securities Act of 1933, as amended (the "1933 Act"). The Fund commenced operations on December 1, 2005.

The Fund's investment objective is to achieve long-term capital appreciation while attempting to reduce risk and volatility. The Fund accomplishes its investment objective by investing substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund"), a recently formed Delaware limited liability company, which, like the Fund is registered under the 1940 Act. The Master Fund, in turn, invests its assets primarily in hedge funds and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. At March 31, 2010 the Fund holds 93.24% ownership interest in the Master Fund. The financial statements of the Master Fund, including the schedule of investments, are included elsewhere in this report and should be read in conjunction with the Fund's financial statements.

Investors who purchase Units and who are admitted to the Fund by its Board of Managers (the "Board") will become members of the Fund ("Members").

For accounting purposes, the Fund's fiscal year is the 12-month period ending on March 31. The 12-month period ending December 31 of each year is the taxable year of the Fund and the Master Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB") LAUNCHES ACCOUNTING STANDARDS CODIFICATION - The FASB has issued FASB ASC 105 (formerly Statement No. 168), The "FASB ACCOUNTING STANDARDS CODIFICATION(TM)" AND THE HIERARCHY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification(TM) ("Codification" or "ASC") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Fund has implemented the Codification as of September 30, 2009.

The Fund's investment in the Master Fund is valued at fair value based upon the Fund's proportionate share in the members' capital of the Master Fund. The Fund records its proportionate share of the Master Fund's income, expenses, and realized and unrealized gains and losses. In addition, the Fund bears its own expenses. The performance of the Fund is directly affected by the performance of the Master Fund.

Attached are the financial statements of the Master Fund, including disclosure of the Master Fund's significant accounting policies, which are an integral part of these financial statements.

A. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Fund to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B. Portfolio Valuation and Investment Transactions

The Fund records its investment in the Master Fund at fair value. Valuation of investments held by the Master Fund are discussed in the notes to the Master Fund's financial statements, included elsewhere in this report.

C. Income Taxes

Counsel to the Fund has rendered an opinion that the Fund will be classified as a partnership and not as an association tax able as a corporation for Federal tax purposes. Counsel to the Fund also has rendered its opinion that, under a "facts and circumstances" test, the Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Master Fund's taxable income or loss.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

C. Income Taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Based on its analysis, management has determined that these provisions of ASC 740 did not have a material impact to the Fund's financial statements. However, management's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

As of and during the tax year-ended December 31, 2009, and for each of the three preceding tax years which remain subject to examination by the tax authority, the Fund did not have a liability for any unrecognized tax benefits. The Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the year, the Fund did not incur any interest or penalties.

D. Distribution Policy

The Fund has no present intention of making periodic distributions of its net investment income or capital gains, if any, to Members. The amount and frequency of distributions, if any, will be determined in the sole discretion of the Board.

E. Cash and Cash Equivalents

The Fund treats all highly liquid financial instruments that mature within three months as cash equivalents.

3. RELATED PARTY TRANSACTIONS AND OTHER

RELATED PARTIES

Robeco Investment Management, Inc. (the "Adviser") serves as the investment adviser of the Fund, the Master Fund and other related funds. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a subsidiary of Robeco Groep, N.V. ("Robeco") and is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services to the Fund. The Board has overall responsibility for the management and supervision of the operations of the Fund. Employees of the Adviser serve as officers and as members of the Board of the Fund.

In consideration of these investment advisory services and pursuant to an advisory agreement between the Fund and the Adviser (the "Advisory Agreement"), a quarterly fee at an annualized rate of 0.75% of the average net assets of the Fund during each calendar quarter (the "Advisory Fee") is payable by the Fund to the Adviser. However, under the Advisory Agreement, the Fund is not subject to the Advisory Fee so long as substantially all of the Fund's assets remain invested in the Master Fund, which also pays the Adviser a quarterly fee at an annualized rate of 0.75% of the average net assets of the Master Fund during each calendar quarter for investment advisory services. The Adviser also provides office space, telephone and utilities; and administrative and secretarial, clerical and other personnel as necessary to provide the services required to be furnished under the Advisory Agreement.

In addition, pursuant to a management agreement with the Fund (the "Management Agreement"), the Adviser provided (or arranged for the provision of) office space, telephone services and utilities and various administrative services to the Fund, including certain legal and compliance services and was responsible for the oversight of the Fund's administrator and other service providers. The Management Agreement was terminated on September 11, 2009 and the Advisory Agreement was amended to reflect the Adviser's provision of services that had been previously provided under the Management Agreement. In consideration for these services, a quarterly management fee at an annualized rate of 0.10% of the average net assets of the Fund during the calendar quarter (the "Management Fee") was payable by the Fund to the Adviser. However, under the Management Agreement, the Fund was not subject to the Management Fee so long as substantially all of the Fund's assets remained invested in the Master Fund, which also paid the Adviser a quarterly management fee at an annualized rate of 0.10% of the average net assets of the Master Fund during each calendar quarter. The Adviser waived the management fee payable by the Master Fund to the Adviser effective July 1, 2009 and, with the termination of the Management Agreement, the management fee was eliminated effective September 11, 2009.

The Fund has entered into a distribution agreement (the "Distribution Agreement") with Robeco Securities, a subsidiary of the Adviser, to act as the distributor for the sale of Units (the "Distributor"). Robeco Securities serves as the Distributor on a reasonable best efforts basis, subject to various conditions, and may retain broker-dealers and financial advisers (collectively with Robeco Securities, the "Selling Agents") to assist in the distribution of Units. The Distributor is entitled to charge a sales load to each investor on the purchase price of its Units of up to 2.5%, subject to certain limitations as described in the Distribution Agreement. The specific amount of the sales load paid with respect to a Member is generally dependent on the size of the investment in the Fund. The sales load will be charged as a percentage of an investor's investment amount. The sales load will not constitute an investment made by the investor in the Fund. Prior to March 29, 2010, the Distributor was entitled to charge a sales load to each investor on the purchase price of its Units of up to 2.0%. There were no sales loads charged by the Distributor for the year ended March 31, 2010.

RELATED PARTIES (CONCLUDED)

In addition, the Fund pays the Distributor an ongoing quarterly distribution fee (the "Distribution Fee") at an annualized rate of 0.85% of the beginning net assets of the Fund during the calendar month, as compensation for the sale and marketing of Units and for the provision of certain investor and account maintenance services. The Distribution Fee is payable in arrears within five days after the end of the quarter.

As of January 1, 2009, the Fund has also entered into a Member Services Agreement with the Distributor to provide (or arrange for the provision of) ongoing Member and account maintenance services. As consideration for these services, the Fund pays an ongoing monthly Member servicing fee to the Distributor at an annualized rate of 0.15% of the beginning net assets of the Fund during the calendar month. The Distributor may pay all or a portion of this amount to retain broker-dealers and financial advisors ("Member Service Providers") to provide Member and account maintenance services.

The Fund and the Master Fund have entered into a Master/Feeder Agreement dated January 1, 2009. Pursuant to the agreement, the Fund and the Master Fund each have the same investment objective and substantially the same investment policies. The Fund pursues its investment objective by investing on an ongoing basis substantially all of its investable assets in the Master Fund in exchange for limited liability company interests in the Master Fund. The Master/Feeder Agreement will remain in effect unless terminated by the Fund or the Master Fund.

The Adviser has invested in the Fund primarily as a seed investor. At March 31, 2010, the Adviser's capital balance was $2,545,255.

Cooperatieve Centrale Raiffeissen - Boerenleen Bank B.A. ("Rabobank"), the ultimate parent company of the Adviser and Robeco, and its affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation by the Board of Governors of the Federal Reserve System or other appropriate bank regulatory agencies. The BHCA and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transaction and relationships between the Adviser, Rabobank, Robeco and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund. Rabobank may be deemed to control the Fund for purposes of the BHCA.

Each member of the Board, who is not an "interested person" of the Fund, as defined by the 1940 Act, receives an annual fee of $4,000. In addition, the Master Fund pays each member of the Board who is not an "interested person" an annual fee of $2,000. Any Board member who is an "interested person" does not receive any annual or other fee from the Fund. All Board members are reimbursed by the Fund for reasonable out-of-pocket expenses.

3. RELATED PARTY TRANSACTIONS AND OTHER (CONCLUDED)

OTHER

SEI Investments Global Fund Services (the "Administrator") provides various administrative services to the Fund, including fund accounting, investor accounting and taxation services, maintaining the register of the Fund and subject to approval by the Fund, generally reviewing and performing all actions related to the issuance and transfer of Units; performing all acts related to the repurchase of Units; and performing all other clerical services necessary in connection with the administration of the Fund, pursuant to an administration agreement (the "Administration Agreement"). In consideration of such services, the Fund pays the Administrator a monthly fee based on the aggregate month-end net assets of the Fund and the other funds in the "Fund Complex" (as defined in the Fund's prospectus) at an annual rate of up to 0.12%, subject to certain fee minimums, and reimburses the Administrator for certain out-of-pocket expenses. After its initial term of three years, the Administration Agreement may be terminated at any time by either party generally upon not less the 90 days' written notice.

SEI Private Trust Company acts as custodian (the "Custodian") for the Fund's assets. In consideration for such services, the Fund pays the Custodian an annual fee of $2,500. In addition, the Master Fund pays the Custodian a monthly fee, based on month-end net assets, at an annual rate of up to 0.01%.

The Master Fund participated in a lawsuit filed against the Portfolio Manager of a Portfolio Fund in which the Master Fund was previously invested. This lawsuit was settled in March 2010 and the settlement value is reflected in the Master Fund's financial performance.

4. FUND EXPENSES

The Fund bears all of its own expenses and, through its investment in the Master Fund, its portion of the Master Fund's operating expenses, other than those borne by the Adviser pursuant to the Advisory Agreement, including, but not limited to: all investment related expenses (e.g., fees paid directly or indirectly to Portfolio Managers, all costs and expenses directly related to portfolio transactions and positions for the Master Fund's account, all costs and expenses associated with the establishment of any portfolio accounts); any non-investment related interest expense; organizational and offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund and the Master Fund; audit and tax preparation fees and expenses of the Fund; all costs and expenses associated with background checks on Portfolio Managers; all costs and expenses associated with retaining independent third parties to provide risk management services to the Fund and the Master Fund; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; fees and travel-related and other expenses of members of the Board who are not employees of the Adviser or any affiliated person of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund's and the Master Fund's transactions among the Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                    Notes to Financial Statements (continued)

4.  FUND EXPENSES (CONCLUDED)

The Fund also indirectly bears fees and expenses of the Portfolio Funds, as an investor in the Master Fund. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15% - 25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, as well as the portion of the Master Fund's fees and expenses borne by the Fund, but excluding any Portfolio Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of the Fund to 2.25% per annum of the Fund's average monthly net assets (the "Expense Limitation"). Therefore, the accompanying Statement of Assets and Liabilities includes a receivable from the Adviser of $43,881 for the reimbursement of excess expenses.

In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses, in the year of reimbursement, to exceed the Expense Limitation in effect at the time of reimbursement. As of March 31, 2010, the amount of the carryforward is $1,059,800 which includes $88,828, $395,874 and $575,098 from the fiscal years ending March 31, 2008, 2009 and 2010, respectively. The Expense Limitation Agreement will remain in effect until terminated by the Fund. None of the fees charged to the Master Fund by a Portfolio Fund will be subject to the Expense Limitation Agreement.

The Fund, through its investment in the Master Fund, has incurred legal expenses that were deemed by management to be extraordinary expenses, and therefore, not subject to the Expense Limitation, pursuant to the terms of the Expense
Limitation Agreement. These legal expenses relate to the Master Fund's participation in a lawsuit filed against a Portfolio Manager of a Portfolio Fund in which the Master Fund was previously invested.

5.  Offering Costs

As a result of the reorganization into the of the master/feeder structure, the Fund incurred offering costs totaling $121,350 comprised principally of legal costs pertaining to the preparation of the Fund's offering documents. These costs were amortized over the initial twelve-month period through December 31, 2009. These offering costs were subject to the Expense Limitation and Reimbursement Agreement.

6.  MEMBERS' CAPITAL

Unit transactions for the year ended March 31, 2010 were as follows:

Units outstanding at beginning of year             91,767
Units issued                                       19,471
Units redeemed                                    (32,030)
                                            --------------
Units outstanding at end of year                   79,208
                                            ==============

The Fund is authorized to issue Units the value of which at time of issuance is not to exceed $250 million in aggregate.

7.  BORROWINGS

The Fund and the Master Fund are authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Borrowings by the Fund and Master Fund, including any borrowings on behalf of Portfolio Accounts, are subject to a 300% asset coverage requirement under the 1940 Act.

8.  CAPITAL ACCOUNTS AND ALLOCATIONS

The Fund maintains a separate capital account for each Member which will have an opening balance equal to the Member's initial contribution to the capital of the Fund (net of any applicable sales load). The Fund has chosen to utilize a "per unit" method to account for Members' capital effective at the inception of the Fund. A Member's contribution is used to purchase Units in the Fund. The Units represent the capital account maintained on the Member's behalf that reflects the Member's pro rata share of the Fund's capital. A Member's capital account is used to facilitate tax reporting to the Member. Units are offered at their net asset value per Unit, and each Unit subscribed for represents a capital contribution to the Fund in that amount. Each Member's capital account will be increased by the amount of contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's capital account as described below.

Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by the Fund of the Unit, or portion thereof, of the Member, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.

Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of business on the first to occur of the following: (i) the last day of a fiscal year (March 31); (ii) the last day of a taxable year (December 31); (iii) the day preceding any day on which a contribution to the capital of the Master Fund is made; (iv) any day on which the Fund repurchases any Unit or portion of an Unit of any Member; or (v) any day on which any amount is credited to or debited against the capital account of any Member other than an amount to be credited to or debited against the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account

8.  CAPITAL ACCOUNTS AND ALLOCATIONS (CONCLUDED)

as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

Net profits or net losses of the Fund for each fiscal period are allocated among and credited to or debited against the capital accounts of all Members as of the last day of the fiscal period in accordance with Members' respective investment percentages for the fiscal period. Net profits or net losses will be measured as the net change in the value of the net assets of the Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses), before giving effect to any repurchases by the Fund of Units or portions thereof, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' respective investment percentages.

9. PURCHASES AND REPURCHASES OF UNITS

Generally, the minimum initial investment in the Fund from each investor is $50,000, and the minimum additional investment in the Fund is $25,000. The minimum initial and additional investment for employees of the Adviser or a selling agent of the Fund and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, members of the Board, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families, is $25,000. The minimum initial and minimum additional investment requirements may be reduced or increased by the Board.

Units are not redeemable and a Member has no right to require the Fund to redeem its Units. The Fund will from time to time make offers to repurchase Units from Members pursuant to written tenders. Repurchase offers will be made at such times and on such terms as may be determined by the Board, in its sole discretion. In determining whether the Fund should offer to repurchase Units from Members, the Board will consider the recommendations of the Adviser. The Adviser currently expects that it will recommend to the Board that the Fund offer to repurchase Units from Members, as of the last business day of March, June, September and December. A repurchase fee equal to 2.0% of the value of a Unit repurchased, which is retained by the Fund, will apply if the date as of which the Unit is to be valued for purposes of repurchase is less than one year following the date of a Member's investment in the Fund. The fee is intended to offset costs associated with short-term investments in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

The Board will also consider the following factors, among others, in making their determination of the amount of the tender offer: (i) whether any Members have requested the Fund to repurchase their Units or portions thereof; (ii) the liquidity of the Fund's assets (including the liquidity of investments held by the Portfolio Funds); (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Units; (vi) the economic condition of the securities markets; and (vii) the anticipated tax consequences of any proposed repurchases of Units or portions thereof.

10. INDEMNIFICATIONS

In the normal course of business, the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss to be remote.

11. TENDER OFFER

On March 1, 2010 the Fund offered to purchase up to $24,000,000 of Units tendered by Members of the Fund at a price equal to the net asset value as of June 30, 2010. In May 2010, the Fund accepted tender offer requests of approximately $6,600,000, including approximately $2,000,000 in seed capital. The final tender amount will be based upon the June 30, 2010 net asset value.

12. SUBSEQUENT EVENTS

Subsequent to year end through May 27, 2010, the Fund received $4,125,300 of subscriptions.

ROBECO-SAGE MULTI-STRATEGY MASTER FUND, L.L.C.


Financial Statements

For the year ended March 31, 2010

                 ROBECO-SAGE MULTI-STRATEGY MASTER FUND, L.L.C.
                                TABLE OF CONTENTS


Financial Statements:

Report of Independent Registered Public Accounting Firm........................1
Schedule of Investments........................................................2
Statement of Assets and Liabilities............................................5
Statement of Operations........................................................6
Statements of Changes in Members' Capital......................................7
Statement of Cash Flows........................................................8
Financial Highlights...........................................................9
Notes to Financial Statements.................................................10
Managers and Officers of the Fund (unaudited).................................26












The Master Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Master Fund's Forms N-Q are available on the Commission's website at http://www.sec.gov, and may be reviewed and copied at the Commission's Public Reference Room in Washington, DC.
Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the Master Fund uses to determine how to vote proxies relating to portfolio securities, as well as information relating to how the Master Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, is available
(i) without charge, upon request, by calling collect (212) 908-9660; and (ii) on the Commission's website at http://www.sec.gov.

(ANCHIN LOGO)                                   Anchin, Block & Anchin LLP
                                                Accountants & Advisors
                                                1375 Broadway New York, NY 10018
                                                212 840-3456
                                                www.anchin.com

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and
Members of Robeco-Sage Multi-Strategy Master Fund, L.L.C

We have audited the accompanying statement of assets and liabilities including the schedule of investments, of Robeco-Sage Multi-Strategy Master Fund, L.L.C. as of March 31, 2010 and the related statements of operations and cash flows for the year then ended, the statements of changes in members' capital and financial highlights for the year then ended and for the period January 1, 2009 (commencement of operations) through March 31, 2009. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned at March 31, 2010, by correspondence with the custodian and portfolio funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above, present fairly, in all material respects, the financial position of Robeco-Sage Multi-Strategy Master Fund, L.L.C. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended, the changes in members' capital and financial highlights for the year then ended and for the period January 1, 2009 (commencement of operations) through March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

                                                    (ANCHIN, BLOCK & ANCHIN LLP)

New York, New York
May 27, 2010

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                             Schedule of Investments
                                 March 31, 2010


                                [GRAPHIC OMITTED]





                                                                                       %* OF
                                                                                      MEMBERS'
Portfolio Fund                                         COST          VALUE            CAPITAL          LIQUIDITY**
------------------------------------------------------------------------------------------------------------------------

Long/Short Equity:
Artha Emerging Markets Fund, L.P.                      $ 1,850,000    $ 1,938,569            2.14%      Quarterly
Avesta Fund, L.P.                                        2,850,000      2,941,542            3.25%       Monthly
Cobalt Partners L.P.                                     4,000,000      4,195,482            4.64%    Semi-Annually
Criterion Institutional Partners, L.P.                   2,156,382      2,421,481            2.68%      Quarterly
Henderson Asia Pacific Absolute Return Fund Ltd.         2,300,000      2,276,390            2.52%       Monthly
Highline Capital Partners QP, L.P.                       2,904,951      3,181,469            3.52%      Quarterly
Ivory Flagship Fund, L.P.                                2,960,729      3,289,663            3.64%      Quarterly
Pennant Windward Fund, L.P.                              3,250,000      3,710,297            4.10%      Quarterly
PFM Diversified Fund, L.P.                               3,477,927      3,960,310            4.38%      Quarterly
Scopia PX, LLC                                           2,700,000      2,716,335            3.00%      Quarterly
                                                   ------------------------------------------------
                                                   ------------------------------------------------
           TOTAL LONG/SHORT EQUITY                      28,449,989     30,631,538           33.87%
                                                   ------------------------------------------------

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                       Schedule of Investments (continued)
                                 March 31, 2010

                                                                                            %* OF
                                                                                           MEMBERS'
Portfolio Fund                                          COST              VALUE            CAPITAL          LIQUIDITY**
-----------------------------------------------------------------------------------------------------------------------------

Event Driven:
Altima Global Special Situations Fund, L.P.             $ 1,857,329        $ 1,897,320            2.10%       Monthly
Elliot Associates, L.P.                                   3,000,000          3,855,629            4.26%    Semi-Annually
Eton Park Fund, L.P.                                      2,307,857          3,121,764            3.45%       Annually
Fir Tree Value Fund, L.P.                                   401,296            407,461            0.45%      Quarterly
Magnetar Capital Fund, L.P.                                 798,493            593,356            0.66%          +
Montrica Global Opportunities Fund, L.P.                    587,913            488,617            0.54%       Annually
Octavian Global Fund, L.P.                                  655,994            411,107            0.45%          ++
Owl Creek II L.P.                                         2,500,000          2,886,317            3.19%      Quarterly
Silver Point Capital Fund, L.P.                             397,264            375,898            0.42%          ++
Taconic Opportunity Fund, L.P.                            2,608,276          2,705,220            2.99%      Quarterly
                                                      --------------------------------------------------
           TOTAL EVENT DRIVEN                            15,114,422         16,742,689           18.51%
                                                      --------------------------------------------------
DISTRESSED:
Anchorage Capital Partners, L.P.                          2,481,300          3,512,452            3.88%       Annually
Credit Distressed Blue Line Fund L.P.                     1,000,000          1,078,352            1.19%      Quarterly
Matlin Patterson Distressed Opportunities Fund, L.P.        943,182          1,333,302            1.48%    Semi-Annually
Redwood Domestic Fund, L.P.                               3,000,000          3,949,413            4.37%     Bi-Annually
York Credit Opportunities Fund, L.P.                      2,250,000          2,648,391            2.93%    Semi-Annually
                                                      --------------------------------------------------
           TOTAL DISTRESSED                               9,674,482         12,521,910           13.85%
                                                      --------------------------------------------------
MACRO:
Brevan Howard Emerging Markets Strategies Fund            1,646,426          2,142,663            2.37%       Monthly
Brevan Howard L.P.                                        1,536,424          1,768,321            1.95%       Monthly
Fortress Commodities Fund, L.P.                           2,800,000          2,924,699            3.23%       Monthly
QFS Global Macro Hedge Fund, LLC                          1,133,882          1,418,247            1.57%       Monthly
WCG Partners, L.P.                                        2,300,000          2,330,233            2.58%      Quarterly
Wexford Spectrum Fund I, L.P.                                41,016             43,228            0.05%          ++
Woodbine Capital Fund, LLC                                1,500,000          1,727,764            1.91%      Quarterly
                                                      --------------------------------------------------
           TOTAL MACRO                                   10,957,748         12,355,155           13.66%
                                                      --------------------------------------------------
FUNDAMENTAL MARKET NEUTRAL:
Level Global L.P.                                         1,750,000          1,695,588            1.88%      Quarterly
O'Connor Global Fundamental Market
       Neutral Long/Short, LLC                            2,866,942          3,820,124            4.22%       Monthly
                                                      --------------------------------------------------
           TOTAL FUNDAMENTAL MARKET NEUTRAL               4,616,942          5,515,712            6.10%
                                                      --------------------------------------------------
MULTI-STRATEGY RELATIVE VALUE:
Bennelong Asia Pacific Multi-Strategy Equity Fund, L.P      139,613            117,261            0.13%          ++
Broad Peak Fund, L.P.                                     2,700,000          2,731,636            3.02%      Quarterly
Citadel Wellington, LLC                                   1,741,715          1,523,684            1.68%      Quarterly
Sandleman Partners Multi-Strategy Fund, L.P.                200,175            103,780            0.12%          +
                                                      --------------------------------------------------
           TOTAL MULTI-STRATEGY RELATIVE VALUE            4,781,503          4,476,361            4.95%
                                                      --------------------------------------------------

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                       Schedule of Investments (concluded)
                                 March 31, 2010

                                                                                                         %* OF
                                                                                                        MEMBERS'
Portfolio Fund                                                       COST              VALUE            CAPITAL    LIQUIDITY**
----------------------------------------------------------------------------------------------------------------------------------

Structured Credit:
Cerberus Partners SPV, LLC                                   $ 3,429,291        $ 2,613,486            2.89%          +
Dune Capital, L.P.                                               315,083            289,172            0.32%          +
Petra Offshore Fund, L.P.(1)                                   1,750,000                  -            0.00%     Quarterly***
Sorin Fund, L.P.                                                 180,397            121,207            0.14%          +
                                                       -------------------------------------------------------
           TOTAL STRUCTURED CREDIT                             5,674,771          3,023,865            3.35%
                                                      -------------------------------------------------------

CREDIT:
Latigo Fund, L.P.                                                129,860             85,944            0.10%          +
                                                      -------------------------------------------------------
FIXED INCOME RELATIVE VALUE:
The Drake Absolute Return Fund, L.P.                             126,163             82,229            0.09%          +
                                                      -------------------------------------------------------

           TOTAL PORTFOLIO FUNDS                              79,525,880         85,435,403           94.48%
                                                      -------------------------------------------------------

CASH & CASH EQUIVALENTS:
JPM U.S. Dollar Liquidity, Agency Shares, 0.04%(2)             1,989,454          1,989,454            2.20%        Daily
Western Asset/Citi Institutional U.S. Treasury
        Reserves, Cl A, 0.02%(2)                                 800,978            800,978            0.88%        Daily
                                                      -------------------------------------------------------
           TOTAL CASH & CASH EQUIVALENTS                       2,790,432          2,790,432            3.08%
                                                      -------------------------------------------------------

           TOTAL INVESTMENTS                                $ 82,316,312       $ 88,225,835           97.56%
                                                      =======================================================



* Percentages are based on Members' Capital at the end of the year of $90,430,354.
** Liquidity terms shown apply after initial lock-up provisions. See Notes 11.B and 13 for a description of initial lock-up provisions.
*** Portfolio Fund restricted redemptions on March 31, 2010. + Portfolio Fund is in the process of an orderly wind-down with the return of capital to investors. Final distribution dates cannot be estimated.
++ The Master Fund's remaining investment in the Portfolio Fund is a side pocket, which is in the process of liquidating. See Note 11.D for additional information on side pockets. Final distribution dates cannot be estimated.
(1) Valuation reflects a fair valuation methodology recommended by the Adviser and approved by the Valuation Committee of the Board of Managers of the Master Fund.
(2) The rate shown is the 7-day effective yield as of March 31, 2010.

At March 31, 2010, the aggregate cost of investments for tax purposes was $79,525,880. Net unrealized appreciation on investments for tax purposes was $5,909,523 consisting of $10,693,211 of gross unrealized appreciation and ($4,783,688) of gross unrealized depreciation. The investments in Portfolio Funds shown above, representing 94.48% of Members' Capital have been fair valued as described in Note 2.B.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                       Statement of Assets and Liabilities
                                 March 31, 2010


ASSETS
Investments in Portfolio Funds, at fair value (cost $79,525,880)                   $ 85,435,403
Fund investments made in advance                                                      4,850,000
Cash and cash equivalents                                                             2,790,432
Receivable from Portfolio Funds                                                       2,480,461
                                                                               -----------------
          Total assets                                                               95,556,296
                                                                               -----------------

LIABILITIES
Redemptions payable                                                                   4,800,000
Advisory fee payable                                                                    165,933
Professional fee payable                                                                115,318
Administration fee payable                                                               24,731
Board of Managers' fees payable                                                           1,500
Other accrued expenses                                                                   18,460
                                                                               -----------------
          Total liabilities                                                           5,125,942
                                                                               -----------------

          NET ASSETS                                                               $ 90,430,354
                                                                               =================

MEMBERS' CAPITAL
Net capital                                                                        $ 77,569,684
Accumulated net investment loss                                                      (1,006,204)
Accumulated net realized loss on Portfolio Funds                                     (3,121,773)
Net unrealized appreciation/(depreciation) on investments in Portfolio Funds         16,988,647
                                                                               -----------------
          Members' Capital                                                         $ 90,430,354
                                                                               =================













    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                             Statement of Operations
                        For the year ended March 31, 2010


INVESTMENT INCOME
     Interest                                                                      $ 4,423
     Income from settlement                                                        579,886
                                                                           ----------------
                                                                           ----------------
           Total investment income                                                 584,309
                                                                           ----------------

EXPENSES
     Advisory fee                                                                  643,927
     Professional fees                                                             285,718
     Administration fee                                                             93,758
     Loan fee                                                                       86,207
     Management fee                                                                 41,678
     Redemption fees                                                                39,450
     Offering costs                                                                 30,369
     Custody fee                                                                     8,586
     Board of Managers' fees                                                         6,000
     Other expenses                                                                 12,551
                                                                           ----------------
           Total expenses                                                        1,248,244
           Fund expenses waived                                                    (19,756)
                                                                            ----------------
     Net Expenses                                                                1,228,488
                                                                           ----------------
Net Investment Loss                                                               (644,179)
                                                                           ----------------

REALIZED AND UNREALIZED GAINS/(LOSSES) ON INVESTMENTS IN PORTFOLIO FUNDS
     Net Realized Loss on Investments in Portfolio Funds                        (1,462,999)
     Net Change in Unrealized Appreciation/(Depreciation) on
           Investments in Portfolio Funds                                       13,479,862
                                                                           ----------------
     Net Realized and Unrealized Gains                                          12,016,863
                                                                           ----------------
     Net Increase in Members' Capital derived from Investment Activities      $ 11,372,684
                                                                           ================















    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Statements of Changes in Members' Capital

                                                                                                  For the period from
                                                                                                    January 1, 2009
                                                                       For the year          (commencement of operations)
                                                                          ended                         through
                                                                      March 31, 2010                March 31, 2009
                                                                   ---------------------          --------------------

FROM INVESTMENT ACTIVITIES
       Net investment loss*                                                  $ (644,179)                   $ (362,025)
                                                                   ---------------------          --------------------
       Net realized gain/(loss) on investments
             in Portfolio Funds                                              (1,462,999)                   (1,658,774)
       Net change in unrealized appreciation/(depreciation)
             on investments in Portfolio Funds                               13,479,862                     3,508,785
                                                                   ---------------------          --------------------
       Net realized and unrealized gains/(losses)                            12,016,863                     1,850,011
                                                                   ---------------------          --------------------

                 Net increase/(decrease) in Members' Capital
                   derived from investment activities                        11,372,684                     1,487,986
                                                                   ---------------------          --------------------

MEMBERS' CAPITAL TRANSACTIONS
       Transfer from Robeco-Sage Multi-Strategy Fund, L.L.C.                          -                    71,626,684
       Sales of Units                                                        22,148,000                    11,285,000
       Redemptions of Units/Interests                                       (27,490,000)                            -
                                                                   ---------------------          --------------------
                                                                             (5,342,000)                   82,911,684
                                                                   ---------------------          --------------------

Net Increase/(Decrease) in Members' Capital                                   6,030,684                    84,399,670
Members' Capital at Beginning of Period                                      84,399,670                             -
                                                                   ---------------------          --------------------
Members' Capital at End of Period                                          $ 90,430,354                  $ 84,399,670
                                                                   =====================          ====================

Accumulated Net Investment Loss                                            $ (1,006,204)                   $ (362,025)
                                                                   =====================          ====================



                     * Investment income less net expenses.







    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                             Statement of Cash Flows
                        For the year ended March 31, 2010


CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net increase in Members' Capital derived from investment activities                $ 11,372,684
Adjustments to reconcile net increase in Members' Capital derived from investment activities to cash provided by operating activities:
       Purchases of Portfolio Funds                                                 (25,150,000)
       Sales of Portfolio Funds                                                      25,624,949
       Net change in unrealized (appreciation)/depreciation on investments in
          Portfolio Funds                                                           (13,479,862)
       Net realized loss on investments in Portfolio Funds                            1,462,999
       Decrease in receivable from Portfolio Funds                                    4,750,720
       Increase in fund investments made in advance                                  (4,000,000)
       Decrease in other assets                                                          30,369
       Decrease in receivable from Robeco-Sage Multi-Strategy Fund, L.L.C.              364,610
       Increase in advisory fee payable                                                   9,968
       Increase in administration fee payable                                             2,714
       Decrease in management fee payable                                               (20,795)
       Increase in professional fees payable                                             73,808
       Increase in other accrued expenses                                                 9,532
                                                                                 ---------------
Net cash provided by operating activities                                             1,051,696
                                                                                 ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sales of Units                                                         22,148,000
Redemptions of Units                                                                (22,690,000)
                                                                                 ---------------
Net cash used in financing activities                                                  (542,000)
                                                                                 ---------------

Net increase in cash and cash equivalents                                               509,696
Cash and cash equivalents, beginning of year                                          2,280,736
                                                                                 ---------------
Cash and cash equivalents, end of year                                             $  2,790,432
                                                                                 ===============

Supplemental schedule of non-cash financing activities:
Redemptions of Units                                                               $ (4,800,000)
                                                                                 ===============






    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.

A.  Financial Highlights

                                                            For the period
                                                            January 1, 2009
                                          For the          (commencement of
                                        year ended        operations) through
                                      March 31, 2010        March 31, 2009
                                     ---------------      -------------------

Total Return                              14.17%                  1.86% (1)

Net assets, end of period (000's)      $ 90,430               $ 84,400

RATIOS TO AVERAGE NET ASSETS
Expenses(2)                                1.42% (5)              1.77% (3)

Net investment loss                       (0.74)%                (1.77) (3)

Portfolio turnover rate                   32.12%                 12.70% (4)



     (9)  Total return is for the period indicated and has not been annualized.

     (10) .............................................................Expenses
          of Portfolio Funds are not included in the expense ratio.

     (11) ...........................................................Annualized.

     (12) .......................................................Not annualized.

     (13) ...........................................................Percentage
          is after the management fee waiver. The Adviser voluntarily waived the fee due to it under the Management Agreement from July 1, 2009 - September 11, 2009 (equal to 0.02% of average net assets).

          Note: The expense ratios, the net investment loss ratio, and the total return percentages are calculated for the Members taken as a whole. The computation of such ratios and return based on the amount of expenses charged to any specific Member may vary from the overall ratios presented in the financial statements as a result of the timing of capital transactions.





    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                          Notes to Financial Statements
                                 March 31, 2010

1.  ORGANIZATION

Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund") is a recently formed Delaware limited liability company that is registered under the
Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, closed-end, management investment company. The fund is a master fund in a master/feeder structure into which its investors, Robeco-Sage Multi-Strategy Fund, L.L.C. and Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (the "Feeder Funds" or "Members"), invest substantially all of their assets.

The Master Fund's investment objective is to achieve long-term capital appreciation while attempting to reduce risk and volatility. The Master Fund accomplishes its investment objective by investing its assets primarily in private investment funds, joint ventures, investment companies, and other similar investment vehicles ("Portfolio Funds") that are managed by a select group of portfolio managers ("Portfolio Managers") that invest in a variety of financial markets and utilize a broad range of alternative investment strategies. At March 31, 2010, Robeco-Sage Multi-Strategy Fund, L.L.C. and Robeco-Sage Multi-Strategy Institutional Fund, L.L.C hold 93.24% and 6.76%, ownership interests, respectively, in the Master Fund.


Investors who purchase Units and who are admitted to the Master Fund by its Board of Managers (the "Board") will become members of the Master Fund.


For accounting purposes, the Master Fund's fiscal year is the 12-month period ending on March 31. The 12-month period ending December 31 of each year is the taxable year of the Master Fund.


The Master Fund received its initial investment and commenced operations on January 1, 2009.

2.  SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB") LAUNCHES ACCOUNTING STANDARDS CODIFICATION - The FASB has issued FASB ASC 105 (formerly Statement No. 168), The "FASB ACCOUNTING STANDARDS CODIFICATION(TM)" AND THE HIERARCHY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification(TM) ("Codification" OR "ASC") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Master Fund has implemented the Codification as of September 30, 2009.

A.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require the Master Fund to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B.  Portfolio Valuation and Investment Transactions

The net asset value of the Master Fund is determined as of the close of business at the end of each month in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board. Investments in Portfolio Funds are presented in the accompanying financial statements at fair value, as determined by the Adviser under the general supervision of the Board.

Such fair value generally represents the Master Fund's pro-rata interest in the net assets of a Portfolio Fund as provided by the Portfolio Fund. The Adviser considers information provided by the Portfolio Fund regarding the methods they use to value underlying investments of the Portfolio Fund in determining fair value.

Considerable judgment is required to interpret the factors used to develop estimates of fair value. Accordingly, the estimates may not be indicative of the amounts the Master Fund or Portfolio Funds could realize in a current market exchange and the differences could be material to the financial statements. The use of different factors or estimation methodologies could have a significant effect on the estimated fair value.

The Master Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Master Fund values its assets. The Adviser or, in certain cases, the Board, will consider

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.  Portfolio Valuation and Investment Transactions (continued)

such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Master Fund's interests in a Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund's governing documents, it would be necessary to effect a mandatory redemption. In accordance with procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Master Fund could consider whether it is appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Board.

With respect to a particular Portfolio Fund, the Valuation Committee of the Board has approved a fair valuation methodology recommended by management because, among other things, the Portfolio Manager of the Portfolio Fund ceased reporting the Portfolio Fund's net asset value. The value of this Portfolio Fund shown in the Schedule of Investments reflects this valuation. Management continues to monitor the appropriateness of this fair valuation methodology, which may be adjusted or revised as the Valuation Committee determines is warranted.

Realized gains and losses from Portfolio Fund transactions are calculated on the identified cost basis. Investment transactions are recorded on the effective date of the subscription in or the redemption from the Portfolio Fund. Interest income is recorded on an accrual basis of interest earned on cash balances.


The Master Fund adopted the authoritative guidance on fair value measurements and disclosure under GAAP ASC 820 "Fair Value Measurements" (formerly FASB Statement on Financial Accounting Standards No. 157), which established an authoritative definition of fair value, established a framework for measuring fair value, and requires certain disclosures about fair value measurements. The standard established a three-level hierarchy for fair value measurement based on the transparency and independence of inputs used in the valuation of an asset or liability as of the measurement date.


The fair value hierarchy defined by ASC 820 categorizes asset and liability positions into one of three levels, as summarized below, based on the inputs and assumptions used in deriving fair value.

          o Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Master Fund has the ability to access at the measurement date; o

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.  Portfolio Valuation and Investment Transactions (continued)

          o Level 2 - Quoted prices which are not active, quoted prices for similar assets or liabilities in active markets or inputs other than quoted prices that are observable (either directly or indirectly) for substantially the full term of the asset or liability. Investments in Portfolio Funds that are redeemable without penalties within 90 days of year-end are considered Level 2 assets and represent the net asset values as reported by the Portfolio Funds; and

          o Level 3 - Significant unobservable prices or inputs (including the Master Fund's own assumptions in determining the fair value of investments) where there is little or no market activity for the asset or liability at the measurement date. Investments in Portfolio Funds that are not redeemable within 90 days of year-end, or are subject to a redemption penalty extending past June 30, 2010, are considered Level 3 assets and represent the net asset values as reported by the Portfolio Funds, with the exception of the fair valued Portfolio Fund as discussed above.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments are classified within Level 3 for those whose fair value measurement considers several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The inputs or methodology used for valuing investments are not necessarily an indication of the risks associated with investing in those investments.

The following table summarizes the valuation of the Master Fund's investments under ASC 820 fair value hierarchy levels as of March 31, 2010:



                                               LEVEL 1        LEVEL 2        LEVEL 3         TOTAL
                                           ------------------------------------------------------------

Investments in Portfolio Funds               $ -           $ 49,031,442    $ 36,403,961    $ 85,435,403
Investments in Cash & Cash Equivalents         2,790,432              -               -       2,790,432
                                           ------------------------------------------------------------
TOTAL                                        $ 2,790,432   $ 49,031,442    $ 36,403,961    $ 88,225,835
                                           =============================================================

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.  Portfolio Valuation and Investment Transactions (concluded)

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value:

                                                       INVESTMENTS IN
                                                       PORTFOLIO FUNDS
                                                      -----------------

Balance as of 3/31/09                                   $ 73,893,489
Realized gain/(loss)                                      (1,029,138)
Change in unrealized appreciation/(depreciation)           8,609,775
Net purchase/(sales)                                       3,938,316
Net transfers in/and or out of Level 3                   (49,008,481)
                                                      -----------------
BALANCE AS OF 3/31/10                                   $ 36,403,961
                                                      =================


In accordance with a 2009 amendment to the Topic 820 of the Financial Accounting Standards Board codification, if a reporting entity has the ability to redeem its investment in a Fund at the measurement date or within the near-term then the investment is deemed to be a Level 2 investment. Consistent with the 2009 amendment, certain Funds, at April 1, 2009, have been reclassified from Level 3 to Level 2 in the amount of $35,621,824.

C.  Income Taxes

Counsel to the Master Fund will render an opinion that the Master Fund will be classified as a partnership and not as an association tax able as a corporation for Federal tax purposes. Counsel to the Master Fund also will render its opinion that, under a "facts and circumstances" test, the Master Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Master Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Master Fund's taxable income or loss.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Based on its analysis, management has determined that these provisions of ASC 740 did not have a material impact to the Master Fund's financial statements. However, management's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

As of and during the tax year-ended December 31, 2009, the Master Fund did not have a liability for any unrecognized tax benefits. The Master Fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the year the Master Fund did not incur any interest or penalties.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

2.  SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

D.  Distribution Policy

The Master Fund has no present intention of making periodic distributions of its net investment income or capital gains, if any, to Members. The amount and frequency of distributions, if any, will be determined in the sole discretion of the Board.

E.  Distributions from Portfolio Funds

Distributions from Portfolio Funds will be classified as investment income or realized gains in the Statements of Operations, or alternatively, as a decrease to the cost of the investments based on the U.S. income tax characteristics of the distribution if such information is available. In cases where the tax characteristics are not available, such distribution will be classified as investment income.

F.  Cash and Cash Equivalents

The Master Fund treats all highly liquid financial instruments that mature within three months as cash equivalents.

3.  RELATED PARTY TRANSACTIONS AND OTHER

RELATED PARTIES
Robeco Investment Management, Inc. (the "Adviser") serves as the investment adviser of the Master Fund, the Feeder Funds and other related funds. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a subsidiary of Robeco Groep, N.V. ("Robeco") and is responsible for developing, implementing and supervising the Master Fund's investment program and providing day-to-day management services to the Master Fund. The Board has overall responsibility for the management and supervision of the operations of the Master Fund. Employees of the Adviser serve as officers and as members of the Board of the Master Fund.

In consideration of these investment advisory services and pursuant to an advisory agreement between the Master Fund and the Adviser (the "Advisory Agreement"), the Master Fund pays the Adviser a quarterly fee at an annualized rate of 0.75% of the average net assets of the Master Fund during each calendar quarter (the "Master Fund Management Fee"). The Master Fund Management Fee is payable in arrears within five business days after the end of each quarter. The Adviser also provides office space, telephone and utilities; and administrative and secretarial, clerical and other personnel as necessary to provide the services required to be furnished under the Advisory Agreement. The accompanying Statement of Assets and Liabilities includes an advisory fee payable of $165,933.


In addition, pursuant to a management agreement with the Master Fund (the "Management Agreement"), the Adviser provided (or arranged for the provision of) office space, telephone services and utilities, and various administrative services to the Master Fund, including certain legal and compliance services, and was responsible for the oversight of the Master Fund's administrator and other service providers. The

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

3.  RELATED PARTY TRANSACTIONS AND OTHER (CONTINUED)

RELATED PARTIES (CONCLUDED)
Management Agreement was terminated on September 11, 2009 and the Advisory Agreement was amended to reflect the Adviser's provision of services that had been previously provided under the Management Agreement. In consideration for these services, the Master Fund paid the Adviser a quarterly management fee at an annualized rate of 0.10% of the average net assets of the Master Fund during the calendar month. The Adviser waived this fee effective July 1, 2009 and it was eliminated effective September 11, 2009.

Cooperatieve Centrale Raiffeissen - Boerenleen Bank B.A. ("Rabobank"), the ultimate parent company of the Adviser and Robeco, and its affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation by the Board of

Governors of the Federal Reserve System or other appropriate bank regulatory agencies. The BHCA and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transaction and relationships between the Adviser, Rabobank, Robeco and their affiliates, on the one hand, and the Master Fund, on the other hand, and may restrict the investments and transactions by the Master Fund. Rabobank may be deemed to control the Master Fund for purposes of the BHCA.

Each member of the Board, who is not an "interested person" of the Master Fund, as defined by the 1940 Act, receives an annual fee of $2,000. Any Board member who is an "interested person" does not receive any annual or other fee from the Master Fund. All Board members are reimbursed by the Master Fund for reasonable out-of-pocket expenses.

OTHER
SEI Investments Global Fund Services (the "Administrator") provides various administrative services to the Master Fund, including fund accounting, investor accounting and taxation services, maintaining the register of the Master Fund and subject to approval by the Master Fund, generally reviewing and performing all actions related to the issuance and transfer of Units; performing all acts related to the repurchase of Units; and performing all other clerical services necessary in connection with the administration of the Master Fund, pursuant to an administration agreement (the "Administration Agreement"). In consideration of such services, the Master Fund pays the Administrator a monthly fee based on the aggregate month-end net assets of the Master Fund and the other funds in the "Fund Complex" (as defined in the Administration Agreement) at an annual rate of up to 0.12%, subject to certain fee minimums for each fund, and reimburses the Administrator for certain out-of-pocket expenses. After its initial term of three years, the Administration Agreement may be terminated at any time by either party generally upon not less the 90 days' written notice.

SEI Private Trust Company acts as custodian (the "Custodian") for the Master Fund's assets. In consideration for such services, the Master Fund pays the Custodian a monthly fee, based on month-end net assets, at an annual rate of up to 0.01%.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


3.  RELATED PARTY TRANSACTIONS AND OTHER (CONCLUDED)

OTHER (CONCLUDED)

The Master Fund participated in a lawsuit filed against the Portfolio Manager of a Portfolio Fund in which the Master Fund was previously invested. This lawsuit was settled in March 2010 and the settlement value is reflected in the Master Fund's financial performance.

4.  FUND EXPENSES

The Master Fund bears all of its own expenses other than those borne by the Adviser pursuant to the Advisory Agreement, including, but not limited to: all investment related expenses (e.g., fees paid directly or indirectly to Portfolio Managers, all costs and expenses directly related to portfolio transactions and positions for the Master Fund's account, all costs and expenses associated with the establishment of any portfolio accounts); any non-investment related interest expense; organizational and offering expenses; fees and disbursements of any attorneys and accountants engaged by the Master Fund; audit and tax preparation fees and expenses of the Master Fund; all costs and expenses associated with background checks on Portfolio Managers; all costs and expenses associated with retaining independent third parties to provide risk management services to the Master Fund; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Master Fund Management Fee; fees and travel-related and other expenses of members of the Board who are not employees of the Adviser or any affiliated person of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Master Fund's transactions among the Adviser and any custodian or other agent engaged by the Master Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

The Master Fund also indirectly bears fees and expenses of the Portfolio Funds. Each Portfolio Manager generally receives a management fee and a performance fee or allocation with respect to the assets of Portfolio Funds that it manages. The amount of these fees and allocations varies among Portfolio Managers, but the management fees are generally expected to be between 1.0%-2.0%, on an annual basis, of the total assets managed by a Portfolio Manager, and the performance fees or allocations are generally expected to be between 15% - 25% of the net capital appreciation (if any) in the assets managed by a Portfolio Manager. If the Master Fund retains a Portfolio Manager to manage a Portfolio Account, a management fee and performance allocation would generally be payable to the Portfolio Manager. In such cases, the fees may differ from, and could be higher than, those described above. Any such Portfolio Account related advisory arrangements will be subject to the approval of the Board and Members.

Amounts shown as expenses in the statement of operations and financial highlights include only those expenses charged directly to the Master Fund and do not reflect management fees, advisory fees, brokerage commissions, and other fees and expenses incurred by the funds in which the Master Fund invested. These amounts are included in realized and unrealized gain (loss) on investments in funds in the statement of operations.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

5.  OFFERING COSTS

The Master Fund incurred initial offering costs totaling $40,492 comprised principally of legal costs pertaining to the preparation of the Master Fund's offering documents. These costs were amortized over the initial twelve-month period through December 31, 2009.

6.  MEMBERS' CAPITAL

Unit transactions for the year ended March 31, 2010 were as follows:

Units outstanding at beginning of year     82,855
Units issued                               19,883
Units redeemed                            (24,983)
                                         ---------
Units outstanding at end of year           77,755
                                         =========

7.  BORROWINGS

The Master Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Borrowings by the Master Fund, including any borrowings on behalf of Portfolio Accounts, are subject to a 300% asset coverage requirement under the 1940 Act.

The Master Fund has established a line of credit agreement with Societe Generale as of February 3, 2009, which is collateralized by a security interest in the Master Fund's custody account. The line of credit is used primarily for bridge financing purposes, but may be accessed by the Master Fund to purchase Portfolio Funds, to meet repurchase requests, and for cash management purposes. Each borrowing shall bear interest on the outstanding principal amount at a rate per annum equal to the applicable LIBOR Rate plus 1.30%. The Master Fund also pays a facility fee, based on the size of the line of credit, of 0.85% per annum. At March 31, 2010, the Master Fund had no outstanding borrowings.

8.  CAPITAL ACCOUNTS AND ALLOCATIONS

The Master Fund maintains a separate capital account for each Member which will have an opening balance equal to the Member's initial contribution to the capital of the Master Fund (net of any applicable sales load). The Master Fund has chosen to utilize a "per unit" method to account for Members' capital effective at the inception of the Master Fund. A Member's contribution is used to purchase Units in the Master Fund. The Units represent the capital account maintained on the Member's behalf that reflects the Member's pro rata share of the Master Fund's capital. A Member's capital account is used to facilitate tax reporting to the Member. Units are offered at their net asset value per Unit, and each Unit subscribed for represents a capital contribution to the Master Fund in that amount. Each Member's capital account will be increased by the amount of contributions by the Member to the capital of the Master Fund, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by the Master Fund of the Units of

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


8.  CAPITAL ACCOUNTS AND ALLOCATIONS (CONCLUDED)

the Member, plus the amount of any distributions to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.

Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of business on the first to occur of the following: (i) the last day of a fiscal year (March 31); (ii) the last day of a taxable year (December 31); (iii) the day preceding any day on which a contribution to the capital of the Master Fund is made; (iv) any day on which the Master Fund repurchases any Unit or portion of an Unit of any Member; or (v) any day on which any amount is credited to or debited against the capital account of any Member other than an amount to be credited to or debited against the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

Net profits or net losses of the Master Fund for each fiscal period will be allocated among and credited to or debited against the capital accounts of all Members as of the last day of the fiscal period in accordance with Members' respective investment percentages for the fiscal period. Net profits or net losses will be measured as the net change in the value of the net assets of the Master Fund (including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses), before giving effect to any repurchases by the Master Fund of Units or portions thereof, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' respective investment percentages.

9.  INDEMNIFICATIONS

In the normal course of business, the Master Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Master Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Master Fund that have not yet occurred. However, based on experience, the Master Fund expects the risk of loss to be remote.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Portfolio Funds in which the Master Fund invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts, and equity swaps. The Master Fund's risk of loss in these Portfolio Funds is limited to the value of the Master Fund's investment.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

11. CONCENTRATION OF RISK


The Master Fund invests primarily in Portfolio Funds that are not registered under the 1940 Act which invest in and actively trade securities and other financial instruments using different strategies and investment techniques, including leverage, which may involve significant risks. These Portfolio Funds may invest a high percentage of their assets in specific sectors of the market in order to achieve a potentially greater investment return. As a result, the Portfolio Funds may be more susceptible to economic, political, and regulatory developments in a particular sector of the market, positive or negative, and may experience increased volatility of the Portfolio Funds' net asset value.

The Master Fund may invest in a limited number of Portfolio Funds. Such concentration may result in additional risks, such as:

A.  Illiquid Investments

The Master Fund's interests in unregistered Portfolio Funds are themselves illiquid and subject to substantial restrictions on transfer. The Master Fund may liquidate an interest and withdraw from an unregistered Portfolio Fund pursuant to limited withdrawal rights. The illiquidity of these interests may adversely affect the Master Fund if it is unable to withdraw its investment in a Portfolio Fund promptly after it determines to do so.

B.  Liquidity

The Portfolio Funds generally provide for periodic redemptions, with some Portfolio Funds having lock-up provisions ranging from 3 months to 2 years from initial or subsequent investments. Certain Portfolio Funds provide for early redemptions, subject to approval, and may charge redemption penalties of 2.0% to 9.0% of net assets. Additionally, certain Portfolio Funds may amend their liquidity provisions and impose additional lock-up restrictions or otherwise restrict the ability of investors to redeem their interests in the fund. The liquidity provisions shown on the Schedule of Investments apply after the lock-up provisions.

C.  Credit Risk

The Master Fund will be exposed to credit risk of Portfolio Funds with whom they trade and will always bear the risk of settlement default.

D.  Side Pockets

The Master Fund may participate in side pocket investments, either at the Master Fund's discretion or that of the Portfolio Manager who manages the Portfolio Fund in which the Master Fund invests. A side pocket investment is generally less liquid than others in a Portfolio Fund and will be subject to different terms and conditions, including more significant restrictions on redemptions. The fair value of side pockets is determined in good faith by the Portfolio Managers of their respective Portfolio Funds.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

12. INVESTMENT TRANSACTIONS

For the year ended March 31, 2010, the Master Fund had purchases of investments of $25,150,000 and sales of investments of $25,624,949.

13. INVESTMENTS

As of March 31, 2010, the Master Fund had investments in forty-four Portfolio Funds, none of which were related parties.

The Master Fund will limit its investment position in any one Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an order of the Securities and Exchange Commission (the "SEC") (or assurances from the SEC staff) under which the Master Fund's contribution and withdrawal of capital from a Portfolio Fund in which it holds 5% or more of the outstanding interests will not be subject to various 1940 Act prohibitions on affiliated transactions. The Master Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to facilitate investments in smaller Portfolio Funds deemed attractive by the Adviser, the Master Fund may purchase non-voting securities of, or waive its right to vote its interests in, Portfolio Funds. Although the Master Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Master Fund to limit its position in any one Portfolio Fund, if investments in a Portfolio Fund by the Master Fund will equal or exceed 25% of the Portfolio Fund's assets or such lower percentage limit as may be determined by the Master Fund in consultation with its counsel. These restrictions could change from time to time as applicable laws, rules or interpretations thereof are modified.

Portfolio Funds' Investment Strategies and Liquidity:

CREDIT
Credit strategies involve various trading techniques used to capture price inefficiencies within or across a company's capital structure. Intra-capital structure arbitrage seeks to profit by identifying mispricings within a single company's capital structure. Purchasing senior bonds and selling junior bonds is an example of an intra-capital structure arbitrage trade. Inter-capital structure arbitrage is also included in this sub-strategy. These trades, similar to equity pair trades, involve the buying and selling of different fixed income securities across two different companies. The Portfolio Fund in this category began an orderly wind-down and a return of capital to investors on May 31, 2009.

DISTRESSED
These Portfolio Funds invest in, and occasionally sell short, the securities of companies where the security's price has been affected (or is expected to be affected) by a distressed financial situation. These situations may involve reorganizations, bankruptcies, distressed sales and other corporate restructurings. Depending on the Portfolio Manager's style, investments may be made in bank debt, corporate debt, trade claims, common stock, preferred stock, warrants or post-distressed equities. Leverage may be used by certain Portfolio Managers, but it is not typical in this strategy. Portfolio Funds in this category invest

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)


13. INVESTMENTS (CONTINUED)

Portfolio Funds' Investment Strategies and Liquidity (continued):

DISTRESSED (CONCLUDED)
primarily in bonds and equities and are typically exposed, through their trading strategies, to the risks associated with illiquid or restricted securities, interest rate fluctuation, conducting short sales, trading in options, swaps or futures, using leverage, using forward foreign currency contracts, purchasing when-issued or forward commitment securities and lending of portfolio securities to brokers, dealers and other financial institutions. The Portfolio Funds in this category have redemption notice periods ranging from 60 to 90 days. Certain Portfolio Funds may permit redemptions during the lock-up period upon the payment of redemption penalties of up to 5%. Investments representing approximately 9% of the value of the investments in this category are subject to these penalties. The remaining redemption penalty period for these investments is nine months at March 31, 2010. Certain Portfolio Funds contain restrictions on the ability to sell investments because the redemption period is as of a different date. Investments representing approximately 21% of the value of the investments in this category cannot be redeemed because the investments include restrictions that do not allow for redemption in the first 12 months after acquisition. The remaining restriction period for these investments is nine months at March 31, 2010.

EVENT-DRIVEN

Event-Driven strategies involve investing in companies experiencing significant corporate changes. Mispricings arise from events such as spin-offs, restructurings, stub trades, or other corporate changes that the broad market does not fully comprehend and appropriately value. This strategy also includes activist managers who take controlling stakes in companies and force the "event" internally. Portfolio Funds in this category invest primarily in bonds and equities and are typically exposed, through their trading strategies, to the risks associated with illiquid or restricted securities, interest rate fluctuation, conducting short sales, trading in options, swaps or futures, using leverage, using forward foreign currency contracts, purchasing when-issued or forward commitment securities and lending of portfolio securities to brokers, dealers and other financial institutions. The Portfolio Funds in this category have redemption notice periods ranging from 60 to 90 days. Certain Portfolio Funds permit upon the payment of redemption penalties of 2% to 3%, unless the investment is redeemed on its investment anniversary. Approximately 19% of the assets in this category are subject to these redemption restrictions. With respect to a Portfolio Fund restructuring, the Master Fund elected the liquidation option, which was effective as of January 1, 2010. Certain Portfolio Funds contain restrictions on the ability to sell investments because the redemption period is as of a different date. Investments representing approximately 23% of the value of the investments in this category cannot be redeemed because the investments include restrictions that do not allow for redemption in the first 24 months after acquisition. The remaining restriction period for these investments is nine months at March 31, 2010.

FIXED INCOME RELATIVE VALUE

Fixed Income Relative Value managers seek to profit by identifying mis-pricings between different but related fixed income instruments. The mis-pricings may be between two fixed income securities within two different companies, or two fixed income securities within a single company's capital structure. These managers can implement either a quantitative or fundamental research process to uncover these opportunities. Through the use of leverage, these Portfolio Funds can profit even from small mis-pricings.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

13. INVESTMENTS (CONTINUED)

Portfolio Funds' Investment Strategies and Liquidity (continued):

FIXED INCOME RELATIVE VALUE (CONCLUDED)

The Portfolio Fund in this category began an orderly wind-down and a return of capital to investors on May 30, 2008.

FUNDAMENTAL MARKET NEUTRAL

Fundamental Market Neutral funds buy or sell securities which are mis-priced relative to related securities, groups of securities or the overall market. Fundamental analysis is performed to uncover the relative value between these companies or other securities. Positions are often hedged to isolate this discrepancy in value and minimize market risk. Portfolio Funds in this category are typically exposed, through their trading strategies, to the risks associated with conducting short sales, trading in options, swaps or futures, using leverage, using forward foreign currency contracts, purchasing when-issued or forward commitment securities and lending of portfolio securities to brokers, dealers and other financial institutions. The Portfolio Funds in this category have redemption notice periods ranging from 30 to 60 days. Certain Portfolio Funds may permit redemptions during the lock-up period upon the payment of redemption penalties of up to 5% of net assets. Approximately 9% of the assets in this category are subject to these penalties. The remaining redemption penalty period for these investments is nine months at March 31, 2010. The investments as of March 31, 2010 in this category are not under initial lock-ups that would prevent redemptions by the Master Fund.

LONG/SHORT EQUITY

In Long/Short Equity funds, Portfolio Managers construct portfolios consisting of long and short equity positions. The Portfolio Managers' stock selection abilities, on both the long and the short side, are key to the success of these Portfolio Funds. The short positions may be opportunistic or instituted solely for hedging purposes. Individual stock options may be used in place of a short equity position, and equity index options may be used as a portfolio hedge. This classification is very broad. Portfolio Funds in this category include those that may or may not have a sector, style, capitalization, country or regional bias. Portfolio Managers of these Portfolio Funds opportunistically vary the gross long and short exposures, as well as the resultant net long or short exposures, resulting in more defined market exposure than that found in equity market neutral strategies. Trading and concentrated positions in certain stocks or industries often become important elements in these strategies. There is typically some degree of directional trading involved in the strategy that drives the long and short exposures, derived from either top-down themes or bottom-up stock selection criteria. Portfolio Funds in this category are typically exposed, through their trading strategies, to the risks associated with conducting short sales, trading in options, swaps or futures, using leverage, using forward foreign currency contracts, purchasing when-issued or forward commitment securities and lending of portfolio securities to brokers, dealers and other financial institutions. The Portfolio Funds in this category have redemption notice periods ranging from 30 to 60 days. Certain Portfolio Funds may permit redemptions during the lock-up period upon the payment of redemption penalties of 3% to 4% of net assets. Investments representing approximately 9% of the value of the investments in this category are subject to these penalties. The remaining restriction period for these investments ranges from six to twelve months at March 31, 2010. Investments representing approximately

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (continued)

13. INVESTMENTS (CONTINUED)

Portfolio Funds' Investment Strategies and Liquidity (continued):

LONG/SHORT EQUITY (CONCLUDED)

9% of the value of the investments in this category cannot be redeemed because the investments include restrictions that do not allow for redemption in the first 12 months after acquisition. The remaining restriction period for these investments ranged from nine to eleven months at March 31, 2010.

MACRO

Macro managers will invest globally across all markets without constraints. Top-down macro analysis uncovers pricing anomalies across global markets, due to factors such as GDP growth, strengthening currencies, and interest rates. These managers invest in equity, fixed income, currency, and commodity asset classes across both the derivative and cash markets. Portfolio Funds in this category are typically exposed, through their trading strategies, to the risks associated with interest rate fluctuation, conducting short sales, trading in options, futures and swaps, using leverage, using forward foreign currency contracts and lending of portfolio securities to brokers, dealers and other financial institutions. The Portfolio Funds in this category have redemption notice periods ranging from 30 to 60 days. Certain Portfolio Funds may charge redemption penalties of up to 5% of net assets if a redemption is made during the lock-up period or is greater than 25% per quarter upon expiration of the lock-up period. Approximately 32% of the assets in this category are subject to these redemption restrictions. Portfolio Funds representing approximately 19% of the value of the investments in this category cannot be redeemed because the investments include restrictions that do not allow for redemption in the first 12 months after acquisition. The remaining restriction period for these investments ranged from eight to eleven months at March 31, 2010.

MULTI-STRATEGY RELATIVE VALUE

In Multi-Strategy Relative Value funds, the Portfolio Manager allocates capital to more than one strategy. The most common elements are convertible arbitrage, merger arbitrage, equity pairs trading, fixed-income arbitrage, and distressed investing. Some maintain a relatively fixed allocation to the various strategies, but others allow one or two strategies to opportunistically dominate the portfolio. The combinations are designed to decrease the volatility associated with reliance on a single arbitrage strategy that may perform poorly in some market environments. Portfolio Funds in this category are typically exposed, through their trading strategies, to the risks associated with interest rate fluctuation, conducting short sales, trading in options, futures and swaps, using leverage, using forward foreign currency contracts and lending of portfolio securities to brokers, dealers and other financial institutions. The Portfolio Funds in this category have redemption notice periods ranging from 30 to 60 days. Certain Portfolio Funds may permit redemptions during the lock-up period upon the payment of redemption penalties of 5% to 9% of net assets, depending on the level of redemptions by the Master Fund. Approximately 35% of the assets in this category are subject to these redemption restrictions. The investments as of March 31, 2010 in this category are not under initial lock-ups that would prevent redemptions by the Master Fund.

                 Robeco-Sage Multi-Strategy Master Fund, L.L.C.
                    Notes to Financial Statements (concluded)

13. INVESTMENTS (CONCLUDED)

Portfolio Funds' Investment Strategies and Liquidity (concluded):

STRUCTURED CREDIT

Portfolio Managers typically originate loans directly to a company. These loans are typically senior within the capital structure and are collateralized by the company's assets. The Portfolio Manager is usually the "lender of last resort" and will lend at terms that are beneficial to the Portfolio Fund. The Portfolio Funds in this category began orderly wind-downs and return of capital to investors as of August 28, 2009, June 30, 2008, and July 1, 2009, respectively.

14. TENDER OFFER

On March 30, 2010 the Master Fund offered to purchase up to $25,000,000 of Units tendered by Members of the Master Fund at a price equal to the net asset value as of June 30, 2010. In May 2010, the Master Fund accepted tender offer requests of approximately $5,600,000. The final tender amount will be based upon the June 30, 2010 net asset value.

15. SUBSEQUENT EVENTS

Subsequent to year end through May 27, 2010, the Master Fund received $1,834,000 of subscriptions.

                                     PART C

                                OTHER INFORMATION


ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

25(1) Financial Statements: The financial statements of the Registrant for the fiscal year ended March 31, 2010 (audited) are included in Part B
         of  this   Post-Effective   Amendment   No.  3  to  the   Registrant's
         Registration Statement on Form N-2, File No. 333-154909.

25(2)    Exhibits
         (a)(1) Certificate of Formation, dated December 6, 2005, is incorporated by reference to Exhibit 25(2)(a)(1) of the Registrant's Registration Statement on Form N-2, File No. 333-125921, filed on June 17, 2005.

         (a)(2) Certificate of Amendment of the Certificate of Formation, dated January 13, 2006, is incorporated by reference to Exhibit 25(2)(a)(2) of the Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No.
                  333-125921, filed on October 27, 2006.

         (a)(3) Third Amended and Restated Limited Liability Company Agreement, dated May 4, 2006, is filed herewith as Appendix A to the Prospectus included in this Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, File No.
                  333-154909.

         (b)      Not Applicable

         (c)      Not Applicable

         (d)      Incorporated by reference to Exhibits (a)(2) and (b) above.

         (e)      Not Applicable

         (f)      Not Applicable

         (g) Form of Investment Advisory Agreement between the Registrant and the Adviser is incorporated by reference to Exhibit 25(2)(g) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (h)(1) Form of Distribution Agreement between the Registrant and Robeco Securities, L.L.C. and Form of Selected Dealer Agreement is incorporated by reference to
                  Exhibit 25(2)(h) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (h)(2) Form of Amended and Restated Distribution Agreement between the Registrant and Robeco Securities, L.L.C. and Form of Amended and Restated Selected Dealer Agreement is filed herewith.

         (i)      Not Applicable

         (j) Form of Custodian Services Agreement between the Registrant and SEI Private

                  Trust Company is incorporated by reference to Exhibit 25(2)(j) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (k)(1)   Form of Member Services Agreement between the
                  Registrant and Robeco Securities, L.L.C. is incorporated by reference to Exhibit 25(2)(k)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No.
                  333-154909, filed on December 24, 2008.

         (k)(2) Form of Escrow Agreement between the Registrant and UMB Bank, n.a. is incorporated by reference to
                  Exhibit 25(2)(k)(3) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (k)(3)   Form of Administration Agreement between the
                  Registrant and SEI Investments Global Funds Services is incorporated by reference to Exhibit 25(2)(k)(4) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No.
                  333-154909, filed on December 24, 2008.

         (k)(4) Form of Master/Feeder Agreement is incorporated by reference to Exhibit 25(2)(k)(5) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (k)(5) Power of Attorney is incorporated by reference to Exhibit (k)(7) of the Registrant's Registration
                  Statement on Form N-2, File No. 333-154909, filed on October 31, 2008.

         (k)(6)   Form of Amended and Restated Member Services
                  Agreement between the Registrant and Robeco
                  Securities, L.L.C. is filed herewith.

         (l) Opinion and Consent of Schulte Roth & Zabel LLP is incorporated by reference to Exhibit 25(2)(l) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (m)      Not Applicable

         (n)(1) Consent of the independent registered public accounting firm of the Registrant is filed herewith.

         (n)(2) Tax Opinion of Schulte Roth & Zabel LLP, is incorporated by reference to Exhibit 25(2)(n)(2) of Pre-Effective Amendment No.1 to the Registrant's Registration Statement on Form N-2, File No.
                  333-125921, filed on November 3, 2005.

         (o)      Not Applicable (p) Not Applicable (q) Not Applicable

         (r)(1) Code of Ethics of the Registrant is incorporated by reference to Exhibit 25(2)(r)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, File No. 333-154909, filed on December 24, 2008.

         (r)(2) Code of Ethics of the Adviser and Robeco Securities, L.L.C., dated January 2007, is incorporated by reference to Exhibit 25(2)(r)(2) of Post-Effective

                  Amendment No. 3 to the Registrant's Registration Statement on Form N-2, File No. 333-125921, filed on June 5, 2007.


ITEM 26. MARKETING ARRANGEMENTS

      Please refer to Item 25(2)(h) above.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      All Figures are estimates
      Blue sky fees and expenses                     $26,000
      Accounting Fees and expenses                   $2,500
      Legal fees and expenses                        $60,000
      Printing and engraving                         $25,000
      Miscellaneous                                  $0
            Total                                    $113,500

ITEM 28.   PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

      Not Applicable

ITEM 29.   NUMBER OF HOLDERS OF LIMITED LIABILITY COMPANY INTERESTS

      The following table sets forth the approximate number of record holders of the Registrant's limited liability company interests as of June 1, 2010.

 TITLE OF                                                          NUMBER OF
 CLASS                                                           RECORD HOLDERS
------------------------------------                             -------------
 Limited Liability Company Interests                                  474


ITEM 30.   INDEMNIFICATION

     Reference is made to Section 3.8 of the Registrant's Third Amended and Restated Limited Liability Company Agreement (the "Company Agreement"), filed herewith. The Registrant hereby undertakes that it will apply the indemnification provision of the Company Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of such Act remains in effect.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Pursuant to the Amended and Restated Distribution Agreement (the "Distribution Agreement") between the Registrant and Robeco Securities, L.L.C. (the "Distributor"), the Distributor will indemnify and hold harmless the Registrant and each of its Managers and officers and each person, if any, who controls the Registrant, against any loss, liability, claim, damage or expense, as incurred, arising by reason of any person acquiring any Units, which may be based upon the Securities Act, or on any other statute or at common law, on the ground that any registration statement or other offering materials, as from time to time amended and supplemented, or an annual or interim report to Members of the Fund, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of the Distributor; but only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the Registrant in writing by or on behalf of the Distributor for use in connection with the Registration Statement or other offering materials, as from time to time amended, or the annual or interim reports to Members.

     Additionally, pursuant to the Selected Dealer Agreement, any selected dealer (the "Selected Dealer") appointed by the Distributor will indemnify and hold harmless the Distributor, the Registrant, each person affiliated with the Distributor or the Registrant, and their respective officers, directors, employees, partners and shareholders from and against any loss, liability, claim, damage or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damage or expense and reasonable counsel fees incurred in connection therewith) as incurred, arising in connection with the Selected Dealer's violation of any of the provisions of the Selected Dealer Agreement. The foregoing indemnity does not protect the Distributor, the Registrant or any such affiliated persons, officers, directors, shareholders, partners or employees thereof against any liability to the Registrant of its security holders to which the Distributor, the Registrant or any such person would otherwise be subject by reason of 1) willful misfeasance, bad faith or gross negligence in the performance of their duties to the Registrant or the Registrant's security holders, or 2) reckless disregard of the their obligations and duties under the Selected Dealer Agreement.


ITEM 31.   BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and manager of Robeco Investment Management, Inc. (the "Adviser") is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

     To the knowledge of the Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

     The Adviser provides investment advisory and management services to Registrant and to the fund in which the Registrant invests substantially all of its assets. The Adviser is a Delaware limited liability corporation and a subsidiary of Robeco Groep, N.V. Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the SEC pursuant to the Investment Advisers Act of 1940, as amended (File no. 801-61786). The principal business address of the Adviser is 909 Third Avenue, 32nd Floor, New York, NY 10022.

ITEM 32.   LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

          (1) the Registrant, Robeco-Sage Multi-Strategy Fund, L.L.C., 909 Third Avenue, New York, New York 10022;

          (2) the Administrator, SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456;

          (3) the Custodian, SEI Private Trust Company, One Freedom Valley Drive, Oaks, Pennsylvania 19456; and

          (4) the Adviser, Robeco Investment Management, Inc., 909 Third Avenue, New York, New York 10022.

ITEM 33.   MANAGEMENT SERVICES

     Except as described under "The Advisory Agreements" and "Administrator" in this Registration Statement, the Fund is not party to any management service related contract.

ITEM 34.   UNDERTAKINGS

     The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and Robeco-Sage Multi-Strategy Master Fund, L.L.C. certify that they have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 21st day of June, 2010.


                                ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

                                ROBECO-SAGE MULTI-STRATEGY MASTER FUND, L.L.C.

                                By: /s/ Timothy J. Stewart
                                    ------------------------
                                    Timothy J. Stewart
                                    Principal Manager and
                                    Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities as managers and officers of Robeco-Sage Multi-Strategy Fund, L.L.C. and Robeco-Sage Multi-Strategy Master Fund, L.L.C., and on the dates indicated.



     SIGNATURE                           TITLE                       DATE
-----------------------     -------------------------------     ---------------

/s/ Timothy J. Stewart      Principal Manager, President and    June 21, 2010
-----------------------     Chief Executive Officer
Timothy J. Stewart


/s/Charles S. Crow, III*                 Manager                June 21, 2010
------------------------
Charles S. Crow, III


/s/ Richard B. Gross*                    Manager                June 21, 2010
------------------------
Richard B. Gross


/s/ David C. Reed*                       Manager                June 21, 2010
------------------------
David C. Reed


/s/ Matthew J. Davis*              Chief Financial Officer      June 21, 2010
------------------------
Matthew J. Davis


* This amendment has been signed by each of the persons so indicated by the undersigned as attorney in fact.

/s/ Timothy J. Stewart
--------------------------
Timothy J. Stewart, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibits    Description

----------  -------------------------------------------------------------------

(h)(2) Form of Amended and Restated Distribution Agreement and Form of Amended and Restated Selected Dealer Agreement
(k)(6)      Form of Amended and Restated Member Services Agreement
(n)(1)      Consent of the independent registered public accounting firm